Exhibit 2.1
EXECUTION VERSION
STOCK PURCHASE AGREEMENT
by and between
AMPHENOL CORPORATION
and
CARLISLE COMPANIES INCORPORATED

Dated as of January 30, 2024

TABLE OF CONTENTS
-i-

Section 4.17 Intellectual Property; Data Privacy and Security	40
Section 4.18 Environmental Matters	42
Section 4.19 Absence of Changes	43
Section 4.20 Affiliate Matters	43
Section 4.21 Intercompany Arrangements	43
Section 4.22 Significant Customers and Suppliers	43
Section 4.23 Inventory	44
Section 4.24 Brokers’ Fees	44
Section 4.25 No Additional Representation or Warranties	44
Article V REPRESENTATIONS AND WARRANTIES REGARDING PURCHASER	44
Section 5.1 Organization and Qualification	44
Section 5.2 Authority Relative to This Agreement	44
Section 5.3 Consents and Approvals; No Violations	45
Section 5.4 Litigation	45
Section 5.5 Brokers	45
Section 5.6 Financing	45
Section 5.7 Solvency	46
Section 5.8 Investment Decision	46
Section 5.9 No Foreign Person	46
Section 5.10 Independent Investigation	46
Section 5.11 No Other Representations or Warranties	47
Article VI COVENANTS OF THE PARTIES	47
Section 6.1 Access to Books and Records	47
Section 6.2 Confidentiality	49
Section 6.3 Required Actions	50
Section 6.4 Conduct of Business	52
Section 6.5 Consents	46
Section 6.6 Contact with Customers, Suppliers and Other Business Relations	46
Section 6.7 Public Announcements	46
Section 6.8 Intercompany Accounts; Cash	57
Section 6.9 Termination of Intercompany Arrangements	57
Section 6.10 Insurance; Director and Officers Indemnification and Insurance	57
Section 6.11 Litigation Support	60
Section 6.12 Misallocated Assets and Misdirected Payments	60
Section 6.13 Intellectual Property Chain of Title Corrections	61
Section 6.14 Local Law Requirements	61
Section 6.15 Parent Names	62
Section 6.16 Non-Solicitation; Non-Competition	63
Section 6.17 Resignations	64
Section 6.18 R&W Insurance Policy	64
Section 6.19 Exclusivity	64
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-iii-

-iv-

EXHIBITS
Exhibit A        Working Capital Schedule
Exhibit B        Form of Transition Services Agreement
Exhibit C        Purchase Price Allocation Schedule
SCHEDULES
Schedule I        The Sellers
Schedule II        Transferred Entities
Schedule 9.1(a)     Regulatory Approvals

-v-

STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of January 30, 2024, is by and between Carlisle Companies Incorporated, a Delaware corporation (“Parent”), and Amphenol Corporation, a Delaware corporation (“Purchaser”).
RECITALS
WHEREAS, Parent holds, directly or indirectly through the Sellers, the Equity Interests of the Transferred Entities;
WHEREAS, the Sellers desire to sell and transfer, and Purchaser desires to purchase, all of the Sellers’ right, title and interest in and to the Shares for the consideration set forth in Section 2.2, subject to the terms and conditions of this Agreement; and
WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements hereto in this Agreement.
NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements set forth herein, and subject to the terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
Article I

DEFINITIONS; INTERPRETATION
Article IDefined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:
“Accounting Principles” means GAAP, consistent with past practice applied in preparing the Business Financial Statements.
“Action” means any judicial, administrative or arbitral claim, charge, action, audit, suit, arbitration, litigation, mediation, hearing, investigation, subpoena or proceeding by or before any Governmental Entity.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person; provided, that, from and after the Closing Date, (a) none of the Transferred Entities shall be considered an Affiliate of the Sellers or any of the Sellers’ Affiliates and (b) none of the Sellers nor any of the Sellers’ Affiliates shall be considered an Affiliate of any Transferred Entity. For the avoidance of doubt, employees of any Transferred Entity are not Affiliates of any Transferred Entity.
“Ancillary Agreement” means the Transition Services Agreement.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the Federal Trade Commission Act of 1914 and any other United States federal or state or foreign statutes, rules, regulations, Orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate (a) actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (b) foreign investment.
“Applicable Withholding Tax Rate” means 5.0% with respect to each of CIT China and CMT China and 10.0% with respect to CIT Mexico.
“Benefit Plan” means an “employee benefit plan” (as defined in Section 3(3) of ERISA) (whether or not subject to ERISA), and each other employee benefit plan, employment agreement, individual consulting agreement, cash or equity-based bonus, equity compensation, stock purchase plan, commission or incentive arrangement, severance, termination or retention arrangement, vacation or paid time off policy, pension or retirement plan, health or welfare plan, fringe benefit plan, supplemental unemployment benefit plan, profit sharing plan, change of control arrangement, and any other similar plan, policy, program or arrangement, whether or not written; excluding any plan, policy, program or arrangement sponsored by a Governmental Entity.
“Bulletin 7” means the Bulletin on Several Issues concerning the Enterprise Income Tax on Indirect Asset Transfer by Non-Resident Enterprises 2015 No. 7(《关于非居民企业间接转让财产企业所得税若干问题的公告》（国家税务总局2015年第7号）) issued by the State Administration of Taxation of the PRC on February 3, 2015 (including subsequent amending provisions, if any).
“Business” means the business comprising the Carlisle Interconnect Technologies business segment of Parent, including the research, design, development, manufacture, marketing, distribution and sale of wire and cable products, including optical fiber, Aracon fiber, sensors, connectors, contacts and termini, cable assemblies, cable harnesses, racks, miniature bearings, device assemblies, injection molded parts, device interconnect systems, thermoformed parts, flex circuits, shields and overbraids, radio frequency products, trays and installation kits, in addition to engineering and certification services for the commercial aerospace, military and defense, space, medical, industrial and test and measurement markets.
“Business Benefit Plan” each Benefit Plan that is sponsored, maintained or contributed to or required to be contributed to by the Transferred Entities or by a member of the Parent Group for the benefit of any current or former Business Employee or any Business Service Provider or, in either case, their dependents.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.
“Business Employee” means (i) each employee of a Transferred Entity and (ii) each employee of a Seller or any of its Affiliates (other than the Transferred Entities) who is dedicated to providing services for a Transferred Entity or the Business.
“Business Fundamental Representation” means the representations and warranties of Parent set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Authority Relative to This Agreement), Section 3.4 (Ownership of Shares; Title), Section 4.1 (Organization of the

Transferred Entities), Section 4.4 (Capitalization), Section 4.14 (Sufficiency of Assets; Title to Assets) and Section 4.24 (Broker’s Fees).
“Business Intellectual Property” means the Intellectual Property that is (a) owned by the Transferred Entities as of the date hereof and (b) owned by Parent or any of its Affiliates as of the date hereof and exclusively related to the Business.
“Business Material Adverse Effect” means any effect, change, event, state of facts, development, circumstance, occurrence or condition (each, an “Effect”) that has or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Business or the Transferred Entities, taken as a whole; provided, however, that none of the following (or the effects thereof) shall be taken into account, either alone or in combination, in determining whether there has been, or would reasonably be expected to be, a Business Material Adverse Effect: (i) any change in the United States or foreign economies or securities, financial, banking or credit markets (including changes in interest or exchange rates) or geopolitical conditions in general; (ii) any change that generally affects any industry in which any of the Transferred Entities operates; (iii) any natural disasters or acts of nature, hostilities, acts of war, sabotage, riots or terrorism or military actions or any escalation of any such hostilities, acts of war, sabotage, riots or terrorism or military actions; (iv) any epidemic, pandemic or disease outbreak (including the COVID-19 Pandemic) or any COVID-19 Measures; (v) the failure of the Transferred Entities to meet any of their internal projections (provided, in each case, that the Effect underlying such failure shall not be excluded, and may be taken into account, in determining whether there has been or would reasonably be expected to be a Business Material Adverse Effect (unless otherwise excluded pursuant to this definition)); (vi) the announcement of this Agreement (including by reason of the identity of Purchaser), compliance with the express terms of this Agreement or the consummation of the Transactions (provided, that this clause (vi) shall not apply to any representation or warranty that is intended to address the consequences of the announcement of, or the compliance with, this Agreement, or the pendency or consummation of the Transactions contemplated hereby); (vii) any changes in GAAP or applicable Laws, or standards, interpretations or enforcement thereof; or (viii) actions taken (or omitted to be taken) as expressly required by this Agreement (provided, that this clause (viii) shall not apply to any representation or warranty that is intended to address the consequences of the compliance with this Agreement and the consummation of the Transactions); (provided, however, that with respect to the foregoing clauses (i), (ii), (iii), (iv), and (vii) any such effect shall not be disregarded in determining whether a “Business Material Adverse Effect” has occurred if (and then only to the extent) it disproportionately impacts the Business or the Transferred Entities in comparison to other participants in the industries in which the Transferred Entities operate).
“Business Registered Intellectual Property” means all Business Intellectual Property that has been registered with or issued by, or is the subject of a pending application for such, with or by any Governmental Entity or an Internet domain name registrar.
“Business Service Provider” means any individual independent contractors who are performing services for any Transferred Entity (including those performing services through a sole proprietorship or an entity wholly owned and operated by them) or the Business.
“Calculation Time” means 12:01 a.m. (New York City time) on the Closing Date.
“Cash” means, as of any time of determination, without duplication, (i) the aggregate amount of all cash and cash equivalents (other than Restricted Cash), plus (ii) the aggregate amount of all checks received (but not cashed) and wire transfers received (but not yet cleared), minus (iii) the aggregate amount of all checks written (but not yet cashed) and outbound wire transfers sent (but not yet cleared), in each case, calculated in accordance with the Accounting Principles, and minus (iv) the Repatriation Costs Amount.
“Cash Transferred Entity” means each of CIT China, CMT China, and CIT Mexico.
“Cash Transferred Entity WC Cash Amount” shall mean each amount set forth on Section 1.1(e) of the Parent Disclosure Schedule.
“CIT China” means Carlisle Interconnect Technologies (Dongguan) Co., Ltd.
“CIT Mexico” means Carlisle Interconnect Technologies de Mexico, S. de R.L. de C.V.
“Closing Cash Amount” means the amount of Cash as of the Calculation Time.
“Closing Indebtedness Amount” means the amount of Indebtedness as of the Calculation Time.
“Closing Transaction Expense Amount” means the amount of Transaction Expenses, to the extent unpaid as of the Calculation Time.
“Closing Working Capital Amount” means the amount of Working Capital as of the Calculation Time.
“CMT China” means Carlisle Medical Technologies (Dongguan) Company Ltd.
“Code” means the U.S. Internal Revenue Code of 1986.
“Company Data” means all data collected, generated or received in connection with the Business and owned by the Transferred Entities.
“Confidentiality Agreement” means the confidentiality agreement, dated as of September 18, 2023, by and between Parent and Purchaser.
“Contract” means any legally binding note, bond, mortgage, indenture, undertaking, purchase order, lease, contract, license, arrangement, option, instrument or other agreement or obligation (whether written or oral), together with all amendments thereto, other than a Permit or Benefit Plan.
“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise (and the terms “controlled by,” “controls,” “controlling” and “under common control with” shall have correlative meanings).
“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guideline or recommendation promulgated by any industry group or any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or response to the COVID-19 Pandemic, including the CARES Act and Families First Act.

“COVID-19 Pandemic” means the SARS-Cov2 or COVID-19 pandemic, including any future resurgence or evolutions or mutations thereof and/or any related or associated disease outbreaks, epidemics and/or pandemics.
“Environmental Laws” means all Laws in effect on or prior to the date of this Agreement concerning pollution, protection of the environment (including natural resources), or the protection of the health and safety of employees (to the extent relating to exposure to Hazardous Materials), and all such Laws relating to the generation, treatment, storage, disposal, transport, discharge, Release, cleanup or handling of any Hazardous Materials.
“Environmental Permits” means any Permits issued by any Governmental Entity under applicable Environmental Laws.
“Equity Interest” means, with respect to any Person, (a) any share, capital stock, partnership interest, limited liability company interest, membership interest, unit of participation or other similar interest (however designated and whether voting or non-voting) in such Person, (b) any option, warrant, purchase right, conversion right, exchange right, restricted stock units, profits interest, restricted shares, performance units, contingent value rights, or other contractual obligation which would entitle any other Person to acquire any equity or equity-based interest in such Person or otherwise entitle any other Person to share in the equity, profits, earnings, losses or gains of such Person (including any interest the value of which is in any way based on, linked to or derived from any interest described in clause (a), including stock appreciation, phantom stock, profit participation or other similar rights) and (c) any other securities exercisable, exchangeable or convertible into any of the foregoing including any convertible debt instrument.
“ERISA Affiliate” means any entity that, together with another entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.
“Excess Cash Amount” means, for each Cash Transferred Entity, (i) the aggregate cash and cash equivalents of such Cash Transferred Entity (including for the purposes of this calculation such Cash Transferred Entity’s Excess Intercompany Amount, if any), minus (ii) the Cash Transferred Entity WC Cash Amount for such Cash Transferred Entity.
“FDA” means the United States Food and Drug Administration or any successor thereto.
“FDA Laws” means all Laws administered or enforced by FDA including the Federal Food, Drug and Cosmetic Act (21 U.S.C. §301, et. Seq), all comparable state, federal or foreign Laws, and the regulations promulgated pursuant to such Laws.
“Final Closing Cash Amount” means the Closing Cash Amount set forth in the Final Closing Statement.
“Final Closing Indebtedness Amount” means the Closing Indebtedness Amount set forth in the Final Closing Statement.
“Final Transaction Expense Amount” means the Closing Transaction Expense Amount set forth in the Final Closing Statement.
“Final Working Capital Amount” means the Closing Working Capital Amount set forth in the Final Closing Statement.
“Former Business Employee” shall mean (i) any former employee of a Transferred Entity, and (ii) any current or former employee of a Seller or its Affiliates (other than the

Transferred Entities) who was, and no longer is, dedicated to providing services for a Transferred Entity or the Business during their employment for a Seller or its Affiliates.
“Fraud” means, with respect to a party, the actual and intentional misrepresentation of a fact, in each case, under the applicable Laws of the State of Delaware in respect of the making by a party to this Agreement of any representation or warranty expressly set forth in Article III, Article IV or Article V of this Agreement, as applicable, with specific intent to deceive; provided, that such party had actual knowledge (as opposed to imputed or constructive knowledge) of the misrepresentation of the applicable representation or warranty made in Article III, Article IV or Article V of this Agreement, as applicable, when such representation or warranty was made.
“GAAP” means United States generally accepted accounting principles as in effect from time to time.
“Good Reason” means with respect to any Transferred Business Employee the occurrence (without the consent of the Transferred Business Employee) of a material reduction by Purchaser or one of its Affiliates in the Transferred Business Employee’s annual base salary or target annual cash incentive opportunity. Notwithstanding the foregoing, the Transferred Business Employee will not be deemed to have resigned for Good Reason unless: (1)    the Transferred Business Employee provides Purchaser or one of its Affiliates with written notice setting forth in reasonable detail the facts and circumstances claimed by Transferred Business Employee to constitute Good Reason within sixty (60) days after the date of the occurrence of any event that the Transferred Business Employee knows or should reasonably have known to constitute Good Reason, (2) Purchaser or one of its Affiliates fails to cure such acts or omissions within thirty (30) days following its receipt of such notice, and (3) the effective date of the Transferred Business Employee’s termination for Good Reason occurs no later than sixty (60) days after the expiration of the cure period referred to in clause (1).
“Government Contract” means any Contract (including any purchase, delivery or task order, basic ordering agreement, pricing agreement, letter Contract, grant, cooperative agreement, or change order) between any Transferred Entity and any Governmental Entity or any prime contractor or subcontractor (at any tier) of any Governmental Entity.
“Governmental Entity” means any foreign, domestic, supranational, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.
“Hazardous Material” means any substance, material or waste that is defined, listed or classified under Environmental Law as a “toxic substance”, “toxic material”, “hazardous waste” or “hazardous substance” or otherwise regulated thereunder due to its hazardous or deleterious characteristics, including petroleum or petroleum by-products, polychlorinated biphenyls, per- and polyfluorinated substances, and asbestos.
“HIPAA” means (a) the Health Insurance Portability and Accountability Act of 1996 and (b) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, without duplication, in each case calculated in accordance with the Accounting Principles: (a) any indebtedness for money borrowed from Persons other than the Transferred Entities, (b) any obligations or liabilities of any Transferred Entity in respect of letters of credit, surety bonds or bank guarantees, in each case to the extent funds have been drawn and are payable thereunder, (c) any obligations or liabilities of any Transferred Entity evidenced by notes, bonds, debentures or other debt security or similar instruments, (d) all obligations under finance leases by any Transferred Entity that are required to be classified as a capital or finance lease under GAAP, but excluding any obligations associated with leases classified as operating leases in the Business Financial Statements, (e) obligations under any interest rate or foreign exchange swap arrangement or other hedging or derivatives instrument, (f) all earnout obligations or similar obligations to pay the deferred purchase price in respect of any historical acquisitions calculated in accordance with GAAP, (g) any intercompany accounts that should have been but were not terminated pursuant to Section 6.8 to the extent required to be paid by Purchaser or any of its Affiliates following the Closing, (h) all liabilities of the Transferred Entities or in respect of current or former Transferred Entity Employees or Transferred Entity Service Providers with respect to defined pension plans or obligations or underfunded or unfunded nonqualified deferred compensation plans, whether or not accrued, (i) any amount of outstanding severance obligations or other termination payment (including retention payments) or benefits owed by the Transferred Entities, in respect of any terminations of employment or service (1) occurring prior to the Closing Date, or (2) in connection with reductions in workforce or plant closures or exits that occurred or commenced prior to the Closing Date (and, for purposes of clarity, this clause (i) shall include any severance, retention and similar payable to the current and former Business Employees or current and former Business Service Providers in connection with the closing of the Sylmar Medical Manufacturing Facility, only to the extent accrued as of the Closing Date), (j)the value of all unpaid relocation payments owed by the Transferred Entities, (k) the employer portion of any applicable employer and payroll Taxes associated with clauses (h) through (j), if applicable, calculated as if payable on the Closing Date, (l) the items scheduled on Section 1.1(c) of the Parent Disclosure Schedule, without duplication of the amounts set forth in clause (i), and (m) accrued and unpaid interest, fees, prepayment premiums, collection costs and other expenses owed with respect to any obligations or liabilities described in clauses (a) through (l) above; provided, that Indebtedness shall not include (1) other than as specifically set forth in the preceding clause (l) (and Section 1.1(c) of the Parent Disclosure Schedule), any intercompany indebtedness by and among the Transferred Entities, (2) any Liabilities arising under or related to trade payables, accounts payable or other current liabilities incurred by any of the Transferred Entities in the Ordinary Course of Business, unless otherwise specified within this definition, and (3) any Liabilities included in the calculation of Working Capital or Transaction Expenses.
“Indemnified Taxes” means, without duplication, any and all Losses arising out of, related to, or resulting from (a) Taxes for which any Transferred Entity is liable for a Pre-Closing Tax Period (calculated in accordance with Section 8.4), (b) Taxes arising out of, relating to, or resulting from any failure by Parent or its Affiliates to comply with any covenant or agreement under Section 6.4(a)(xvi), Section 6.4(a)(xxii) or Article VIII (including any obligation to cause the Transferred Entities to take, or refrain from taking, any action under this Agreement prior to the Closing), (c) Taxes arising out of, related to, or resulting from (i) the settlement of intercompany accounts or intercompany arrangements pursuant to Section 6.8 and Section 6.9 or (ii) a breach of Section 8.14, (d) Taxes of any Person (other than Purchaser, any of its Affiliates, or another Transferred Entity) imposed on a Transferred Entity (i) pursuant to Treasury Regulations Section 1.1502-6 or any similar state, local or non-U.S. Law by reason of such

Transferred Entity having been, at any time prior to Closing, a member of any affiliated, consolidated, combined or unitary Tax group of which any Person that is not a Transferred Entity was the parent, (ii) as a transferee or successor by reason of a transaction entered into prior to Closing or (iii) by reason of a Contract entered into prior to Closing (other than a Contract entered into in the Ordinary Course of Business the primary purpose of which does not relate to Taxes), (e) Taxes of Parent or any of its Affiliates (other than the Transferred Entities) for any period for which Purchaser or any of the Transferred Entities is liable, including as a withholding agent or transferee, (f) any indirect capital gains Taxes imposed as a result of the Sale (including any Taxes imposed under Bulletin 7, as a result of the Sale) or (g) Transfer Taxes for which Parent is liable pursuant to Section 8.10.
“Intellectual Property” means any intellectual property rights existing under the Laws of the United States or any other jurisdiction including: (i) patents and patent applications (including provisional and non-provisional applications) and all reissues, divisionals, re-examinations and supplemental examinations, renewals, extensions, revisions, substitutions, continuations and continuations-in-part thereof; (ii) trademarks, service marks, trade names, trade dress, brands, corporate names, logos, slogans and other indicia of source or origin, including all registrations, applications for registration and renewals thereof, and all goodwill associated with any of the foregoing (collectively, “Marks”); (iii) copyrights, mask works, and other works of authorship, moral rights, and registrations and applications for registration thereof; (iv) domain names; (v) trade secrets and other confidential or proprietary information, including confidential or proprietary know-how, processes, procedures, programs, codes, prototypes, techniques, technologies, methods, algorithms, industrial models, research and development information, drawings, specifications, designs, molds, plans, proposals, technical data, financial and marketing plans, pricing and cost information and customer and supplier lists and information; and (vi) rights in computer software, data, and databases.
“Inventory” means the inventory of raw materials, work-in-process, finished goods, merchandise and other materials used in the Business.
“IRS” means the U.S. Internal Revenue Service.
“IT Assets” means all software, databases, information technology, infrastructure, peripherals and computer systems owned, leased or licensed by any of the Transferred Entities or used in connection with the Business, including networks, applications, software, hardware and digital storage.
“Key Employees” means the Transferred Business Employees listed on Section 1.1(d) of the Parent Disclosure Schedule.
“Knowledge of Purchaser” means the knowledge of the Persons listed on Section 1.1(a) of the Purchaser Disclosure Schedule after reasonable due inquiry of such Person’s direct reports.
“Knowledge of the Sellers” means the knowledge of the Persons listed on Section 1.1(a) of the Parent Disclosure Schedule after reasonable due inquiry of such Person’s direct reports.
“Law” means any federal, state, local, foreign or supranational law, statute, regulation, ordinance, rule, code, or Order enacted, promulgated, enforced or imposed by any Governmental Entity.

“Liability” means all indebtedness, obligations, guarantee, assurance, commitment, claim, deficiency and other liabilities, whether absolute or contingent (or based upon any contingency), accrued or unaccrued, matured or unmatured, known or unknown, fixed or otherwise, liquidated or unliquidated, asserted or unasserted, or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards or settlements, wherever or however arising (including whether arising by operation of Law, or out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be stated in financial statements or disclosed in the notes thereto.
“Lien” means all liens, pledges, charges, security interests, restrictions on transfer (other than restrictions on transfer arising under applicable securities Laws), mortgages, deeds of trust, deeds to secure debt, options, rights of first refusal or first offer, rights of way, easements, restrictive covenants, servitudes, defects in title, conditions, encroachments or other title defects, adverse rights or claims or other similar encumbrances.
“Losses” means all losses, costs, interest, Taxes, charges, expenses (including reasonable and documented attorneys’ and accountants’ fees), obligations, Liabilities, settlement payments, awards, judgments, fines, penalties, damages, assessments or deficiencies; provided, that “Losses” shall not include, except in the case of Fraud, consequential damages, special damages or punitive damages (unless such consequential, special or punitive damages are awarded to a third party).
“OFAC” means the Office of Foreign Assets Control within the U.S. Department of the Treasury.
“Order” means any order, judgment, writ, injunction, award or decree of any Governmental Entity.
“Ordinary Course of Business” means the ordinary course of commercial operations of the Business (including any conduct, practice or action taken as COVID-19 Measures) consistent with past practice.
“Organizational Documents” means, with respect to a Person, the certificate of incorporation, bylaws or equivalent governing documents, as applicable, of such Person.
“Parent Group” means Parent and its controlled Affiliates (other than any Transferred Entity).
“Permits” means all licenses, permits, franchises, approvals, registrations, authorizations, clearances, exemptions, certificates, and consents issued by any Governmental Entity.
“Permitted Liens” means (a) statutory Liens of landlords and mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens that are not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established and maintained in accordance with GAAP on the Business Financial Statements, (b) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the Ordinary Course of Business, (c) Liens for Taxes, assessments or other governmental charges or levies that are not yet due and payable or that are being contested by appropriate Actions and for which appropriate reserves have been established and maintained in accordance with GAAP on the Business Financial Statements, (d) Liens disclosed on or reflected in the Business

Financial Statements, (e) leases, subleases and similar agreements with respect to the Business Leased Real Property or Business Owned Real Property, (f) with respect to the Business Owned Real Property and the Business Leased Real Property, any easements, covenants, rights-of-way, restrictions of record and other similar charges of record that do not, individually or in the aggregate, materially interfere with the Business or impair the current use, operation or value of the Business Owned Real Property or the Business Leased Real Property, (g) with respect to the Business Owned Real Property and the Business Leased Real Property, zoning, building and other similar restrictions that are not, individually or in the aggregate, violated by the current use and operation of the Business, (h) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security, (i) Liens not created by Parent or any of its Subsidiaries that affect the underlying fee interest of any Business Leased Real Property, (j) non-exclusive licenses or other non-exclusive rights to use Business Intellectual Property granted in the Ordinary Course of Business, (k) Liens relating to intercompany borrowings among a Person and its wholly owned Subsidiaries, (l) any purchase money security interests, equipment leases or similar financing arrangements, (m) Liens arising under worker’s compensation, unemployment insurance, social security, retirement or other similar Laws and (n) Liens granted to any lender at the Closing in connection with any financing by Purchaser of the Transactions.
“Person” means an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.
“Personal Data” means any information that is defined as “personal data,” “personally identifiable information,” “personal information” or the equivalent under any applicable privacy Laws.
“Post-Closing Tax Period” means any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.
“PRC” means the People’s Republic of China.
“PRC Governmental Entity” means a Governmental Entity in the PRC.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, for any Straddle Period, the portion of such period ending on (and including) the Closing Date.
“Privacy Policies” means all published, posted, or external-facing policies relating to Transferred Entities’ Processing of Personal Data.
“Process” or “Processing” or “Processed” means, with respect to data, the collection, use, accessing, storage, transfer, disclosure, disposal, or other processing of such data.
“Products” means any products subject to regulation by the FDA in the United States, including any device “components,” as that term is defined in 21 C.F.R. §820.3, that are manufactured, distributed, marketed, sold, developed or assembled by the Transferred Entities.
“Purchaser Fundamental Representations” means the representations and warranties of Purchaser set forth in the first sentence of Section 5.1 (Organization and Qualification),

Section 5.2 (Authority Relative to This Agreement), Section 5.5 (Brokers) and Section 5.6 (Financing).
“Purchaser Material Adverse Effect” means any Effect that has or would reasonably be expected to, individually or in the aggregate, prevent or materially delay or materially impair the consummation by Purchaser of the Sale.
“Release” or “Released” means, with respect to Hazardous Materials, any spilling, emitting, leaking, pumping, pouring, injecting, escaping, disposing, discharging, dumping or leaching into the environment.
“Repatriation Costs Amount” means the amount of Taxes (which Taxes shall be calculated utilizing (but shall not be limited to) the Applicable Withholding Tax Rate) that would be incurred by Purchaser and its Affiliates (including the Transferred Entities) if the Excess Cash Amount of each Cash Transferred Entity were distributed (through any intermediate entities) to Purchaser as a dividend on the day immediately after the Closing Date.
“Representatives” of a Person means any Affiliate of such Person and its and their respective officers, directors, employees, financial advisors, attorneys, accountants and other advisors and representatives.
“Restricted Cash” means cash and cash equivalents that are reserved and unavailable for immediate or general business use pursuant to Law or Contract.
“Retained Businesses” means the businesses of the Parent Group and its Affiliates (other than the Business).
“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).
“Sanctioned Person” means any Person: (a) listed on any Sanctions Laws-related list of designated or blocked Persons, (b) ordinarily resident in, operating in, or organized under the Laws of a Sanctioned Country or (c) an entity that is, in the aggregate, 50% or greater owned by any of the foregoing.
“Sanctions” means all applicable U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State), the European Union, any European Union member state or His Majesty’s Treasury of the United Kingdom, or the United Nations Security Council.
“Securities Act” means the Securities Act of 1933.
“Seller Benefit Plan” means each Business Benefit Plan that is not a Transferred Entity Benefit Plan.
“Seller Material Adverse Effect” means any Effect that has or would reasonably be expected to, individually or in the aggregate, prevent or materially delay or materially impair the ability of Parent or the Sellers to perform their obligations under this Agreement and the Ancillary Agreement or consummate the Transactions contemplated hereby or thereby, including the Sale.

“Sellers” means, collectively, the Subsidiaries of Parent listed on Schedule I hereto, and “Seller” means any of such Subsidiaries.
“Shares” means, collectively, all of the Equity Interests of the Transferred Entities.
“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.
“Subsidiary” means, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.
“Target Working Capital Amount” means $284,014,000.
“Tax” means any tax, charge, fee, levy or other assessment in the nature of a tax of any kind and however denominated, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, estimated, stamp, premium, escheat, environmental, customs duties, unemployment, disability, real property, personal property, ad valorem, alternative or add-on minimum or withholding tax, together with all fines, interest, penalties and additions imposed with respect to such amounts, whether disputed or not.
“Tax Proceeding” means any audit, examination, contest, litigation or other proceeding with or against any taxing authority.
“Tax Return” means any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any taxing authority (or supplied or required to be supplied to any Person) relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Transaction Expenses” means (i) all out-of-pocket fees, costs and expenses incurred by the Transferred Entities prior to the Closing in connection with the negotiation, documentation and consummation of the Transactions with respect to K&E and J.P. Morgan Securities LLC, (ii) any single-trigger change of control, transaction or sale bonuses (including the Stay Bonuses) or similar payments payable by a Transferred Entity solely as a result of the consummation of the Sale or the execution of this Agreement, including the employer’s portion of any payroll or similar Taxes and Benefit Plan contributions in connection with any of the foregoing amounts described in this clause (ii), (iii) 50% of all Transfer Taxes pursuant to Section 8.10, and (iv) 50% of the premiums, underwriting fees, brokers’ commissions and related premium Taxes actually required to be paid by Purchaser with respect to the R&W Insurance Policy (the “Parent R&W Expense Reimbursement”); provided, that in no event shall the amount of the Parent R&W Expense Reimbursement exceed $3,000,000 in the aggregate; provided, further, that in no event shall “Transaction Expenses” include any amounts to the extent included in or with respect to Indebtedness.
“Transaction Tax Deductions” means all deductions for income Tax purposes attributable to the Transactions (including any deductions attributable to the payment of Transaction Expenses, the payment of any cost or expense included in liabilities in Working Capital, and the repayment of Indebtedness), in each case, to the extent (x) deductible for applicable income Tax purposes by the Transferred Entities in the Pre-Closing Tax Period at a “more likely than not” or higher level of confidence and (y) either paid prior to the Calculation Time or included as a liability in the Final Working Capital Amount, the Final Closing Indebtedness Amount or the Final Transaction Expense Amount. The parties hereto shall apply the 70% safe harbor election set forth in IRS Revenue Procedure 2011-29 to determine the deductible portion of any “success-based fees” for purposes of this definition.
“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreement.
“Transferred Companies” means, collectively, the entities listed on Schedule II under the sub-heading “Transferred Companies”, and “Transferred Company” means any one of them.
“Transferred Entities” means, collectively, the Transferred Companies and the Transferred Subsidiaries, and “Transferred Entity” means any one of them.
“Transferred Entity Benefit Plan” means each Benefit Plan that is (a) sponsored, maintained or contributed to solely by one or more Transferred Entities or (b) an individual agreement entered into by a Transferred Entity with a Transferred Entity Employee.
“Transferred Entity Employee” means each employee of a Transferred Entity as of immediately prior to the Closing (including any such employee who is on sick leave, military leave, vacation, holiday, short-term or long-term disability or other similar leave of absence).
“Transferred Entity Service Provider” means each individual engaged by a Transferred Entity as a consultant or other non-employee service provider as of immediately prior to the Closing.
“Transferred Subsidiaries” means, collectively, the entities listed on Schedule II under the sub-heading “Transferred Subsidiaries,” and “Transferred Subsidiary” means any one of them.
“Transition Period End Date” means December 31, 2024.
“Transition Services Agreement” means the Transition Services Agreement to be entered into at the Closing, substantially in the form of Exhibit B hereto, with such changes as may be mutually agreed upon in writing between the parties hereto.
“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury.
“TSA Employee” means each Business Employee set forth on Section 1.1(b) of the Parent Disclosure Schedule.
“Working Capital” shall mean (a) only the line item categories of current assets of the Transferred Entities on a consolidated basis specifically identified on Exhibit A, as of the Calculation Time less (b) only the line item categories of current liabilities of the Transferred Entities on a consolidated basis specifically identified on Exhibit A, as of the Calculation Time; and, in each case, without duplication and without giving effect to the Sale, and calculated in accordance with the Accounting Principles; provided, that in no event shall “Working Capital” include any amounts to the extent included in or with respect to (i) Indebtedness or Cash, (ii) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated at or prior to the Closing pursuant to Section 6.8 or Section 6.9, (iii) Liabilities or payments that are expressly required to be paid at or following the

Closing by Parent or any of the Sellers or any of their Affiliates pursuant to this Agreement or (iv) any right of use asset amounts or Liabilities with respect to operating leases under Accounting Standards Codification 842; provided, further, that in no event shall “Working Capital” include any amounts with respect to current or deferred income Tax assets or current or deferred income Tax liabilities.
Section 2.1Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section / Article
Acquisition Proposal	Section 6.19
Agreement	Preamble
Allocation	Section 8.1(b)
Anticorruption Laws	Section 4.8(d)
Base Purchase Price	Section 2.2(a)
Bulletin 7 Survival Date	Section 10.3
Business Client	Section 6.16(b)
Business Financial Statements	Section 4.5(a)
Business Leased Real Property	Section 4.16(b)
Business Material Contract	Section 4.10(a)
Business Owned Real Property	Section 4.16(a)
Claim Notice	Section 10.4(a)
Closing	Section 2.1
Closing Date	Section 2.3(a)
Closing Purchase Price	Section 2.2(e)
Closing Receivables	Section 6.12(c)
Commingled Books and Records	Section 6.1(d)
Continuation Period	Section 7.2
D&O Indemnified Person	Section 6.10(b)(i)
Data Protection Requirements	Section 4.17(j)
Effect	Section 1.1
Enforceability Exceptions	Section 3.2
Estimated Closing Cash Amount	Section 2.4
Estimated Closing Indebtedness Amount	Section 2.4
Estimated Closing Statement	Section 2.4

Estimated Transaction Expense Amount	Section 2.4
Estimated Working Capital Adjustment Amount	Section 2.2(b)
Estimated Working Capital Amount	Section 2.4
Exception Claim	Section 10.4(a)
Excess Intercompany Amount	Section 8.14
Excluded Benefits	Section 7.2
Ex-Im Laws	Section 4.8(c)
Final Closing Statement	Section 2.6(c)
Final Purchase Price	Section 2.7(a)
Final Resolution Date	Section 2.6(c)
Final Working Capital Adjustment Amount	Section 2.7(a)(ii)
Foreign Person	Section 5.9
Fundamental Representations Survival Date	Section 10.3
Indemnified Party	Section 10.4(a)
Indemnifying Party	Section 10.4(a)
Independent Accounting Firm	Section 2.6(c)
Initial Closing Statement	Section 2.5
Insurance Claim	Section 6.10(a)(i)
Insurance Claims	Section 6.10(a)(i)
K&E	Section 12.13
Labor Organization	Section 4.12(c)
Marks	Section 1.1
Material Customers	Section 4.22
Material Suppliers	Section 4.22
Non-Compete Period	Section 6.16(b)
Non-Executive Employees	Section 6.4(a)(xi)
Non-Party Affiliates	Section 12.14
Non-U.S. Business Benefit Plan	Section 4.11(a)
Notice of Disagreement	Section 2.6(a)
Outside Date	Section 11.1(a)
Parent	Preamble
Parent Combined Tax Return	Section 8.3(b)

Parent Disclosure Schedule	Article III
Parent Indemnified Parties	Section 10.2(a)
Parent Names	Section 6.15(a)
Parent Occurrence Policies	Section 6.10(a)(i)
Parent Occurrence Policy	Section 6.10(a)(i)
Parent R&W Expense Reimbursement	Section 1.1
Parent’s Allocation Notice	Section 8.1(b)
Post-Closing Adjustment Amount	Section 2.7(b)
Post-Closing Covenant Survival Date	Section 10.3
Pre-Closing Covenant Survival Date	Section 10.3
Pre-Closing Tax Claim	Section 8.9(b)
Pre-Closing Tax Return	Section 8.3(a)
Privileged Communications	Section 12.13
Purchase Price Allocation Schedule	Section 8.1(a)
Purchaser	Preamble
Purchaser Benefit Plans	Section 7.3
Purchaser Disclosure Schedule	Article V
Purchaser Indemnified Parties	Section 10.1(a)
Purchaser’s Allocation	Section 8.1(b)
R&W Insurance Policy	Section 6.18
Real Property Leases	Section 4.16(b)
Reference Statement	Section 4.5(a)
Regulatory Permits	Section 4.9(c)
Reimbursed Amounts	Section 6.10(a)(ii)
Resolution Period	Section 2.6(b)
Sale	Section 2.1
Security Incident	Section 4.17(i)
Sensitive Business Information	Section 6.2(b)
Special Indemnity Survival Date	Section 10.3
Stay Bonuses	Section 7.7
Straddle Period Tax Return	Section 8.3(c)
Subrogation Provision	Section 6.18

Survival Date	Section 10.3
Tax Claim	Section 8.9(a)
Tax Notice	Section 8.9(a)
Tax Survival Date	Section 10.3
Third-Party Claim	Section 10.4(a)
Trade Control Laws	Section 4.8(c)
Transfer Taxes	Section 8.10
Transferred Business Employee	Section 7.1
Waiving Parties	Section 12.13
WARN Act	Section 4.12(g)
Article II

THE SALE
Section 2.1    Sale and Purchase of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the Transactions (the “Closing”), Parent shall cause the Sellers to grant, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from the Sellers all of the Sellers’ right, title and interest in and to the Shares, in each case, free and clear of all Liens (the “Sale”).
Section 2.2    Closing Purchase Price. In consideration for the Shares, at the Closing, Purchaser shall deliver to Parent (and/or one or more of Parent’s designees), in cash, an aggregate amount equal to:
(a)$2,025,000,000 (the “Base Purchase Price”);
(b)plus or minus, as applicable, the “Estimated Working Capital Adjustment Amount”, which shall be calculated as follows:
(i)In the event the Estimated Working Capital Amount is greater than the Target Working Capital Amount, the Estimated Working Capital Adjustment Amount shall equal the amount, if any, by which the Estimated Working Capital Amount is greater than the Target Working Capital Amount;
(ii)In the event the Estimated Working Capital Amount is less than the Target Working Capital Amount, the Estimated Working Capital Adjustment Amount shall equal the amount, if any, by which the Estimated Working Capital Amount is less than the Target Working Capital Amount; or
(iii)In the event the Estimated Working Capital Amount is neither greater than nor less than the Target Working Capital Amount, the Estimated Working Capital Adjustment Amount shall equal zero (0);
(c)plus the Estimated Closing Cash Amount;

(d)minus the Estimated Closing Indebtedness Amount; and
(e)minus the Estimated Transaction Expense Amount (the aggregate amount determined pursuant to this Section 2.2, the “Closing Purchase Price”).
Section 2.3    Closing.
(a)On the terms and subject to the conditions set forth in this Agreement, the Closing will take place by conference call and electronic (i.e., email of PDF documents) delivery of documents, at a time and on a date to be designated by Parent and Purchaser, which shall be not later than the second Business Day following the satisfaction or waiver of each of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions at the Closing), or on such other time, date or location as Parent and Purchaser may mutually agree (the date upon which the Closing actually occurs being referred to herein as the “Closing Date”).
(b)On the Closing Date:
(i)Parent shall, or shall cause the applicable Seller to:
(A)deliver to Purchaser certificates evidencing the Shares to the extent that such Shares are in certificate form, duly endorsed in blank or with stock powers duly executed in proper form for transfer and with any required stock transfer stamps affixed thereto, and to the extent that such Shares are not in certificate form, evidence of book-entry transfer of such Shares;
(B)deliver to Purchaser the written resignations (if requested by Purchaser prior to the Closing), effective as of the Closing, of the directors, managers, officers and statutory auditors (or equivalent) of any Transferred Entity;
(C)deliver to Purchaser a copy of the officer’s certificate, in accordance with Section 9.3(c), duly executed by Parent;
(D)deliver to Purchaser a duly executed counterpart to the Ancillary Agreement duly executed by Parent; and
(E)for each Seller that is a U.S. person, within the meaning of Section 7701(a)(30) of the Code, deliver to Purchaser a properly completed and duly executed Internal Revenue Service Form W-9.
(ii)Purchaser shall:
(A)deliver to Parent (or to any Affiliate designated by Parent) on behalf of the Sellers by wire transfer, to an account or accounts designated by Parent (or by such Affiliate) prior to the Closing Date, immediately available funds in an aggregate amount equal to the Closing Purchase Price;
(B)deliver to Parent a copy of the officer’s certificate, in accordance with Section 9.2(c), duly executed by Purchaser; and
(C)deliver to Parent on behalf of the Sellers a duly executed counterpart to the Ancillary Agreement duly executed by Purchaser.

Section 2.4    Closing Statement. Not less than three (3) Business Days prior to the Closing Date, Parent shall provide Purchaser with a reasonably detailed written statement setting forth in reasonable detail with supporting calculations Parent’s good faith estimate of each of (i) the Closing Working Capital Amount (the “Estimated Working Capital Amount”), (ii) the Closing Cash Amount (the “Estimated Closing Cash Amount”), (iii) the Closing Indebtedness Amount (the “Estimated Closing Indebtedness Amount”), and (iv) the Closing Transaction Expense Amount (the “Estimated Transaction Expense Amount”) (such statement, the “Estimated Closing Statement”), which shall be accompanied by a notice that sets forth (i) Parent’s determination of the Closing Purchase Price based on such estimates and (ii) the account or accounts to which Purchaser shall transfer the Closing Purchase Price and other necessary wire transfer instructions pursuant to Section 2.3. The Estimated Closing Statement shall be prepared, and the amounts set forth therein shall be calculated, in good faith based on Parent’s books and records and in accordance with the Accounting Principles. During the period from the delivery of the Estimated Closing Statement until the Closing, Parent shall reasonably consult with Purchaser, consider any comments from Purchaser in good faith and work in good faith to update the Estimated Closing Statement to resolve any differences that Parent and Purchaser may have with respect to any of the amounts or calculations set forth therein.
Section 2.5    Post-Closing Statements.
(a)Within ninety (90) days after the Closing Date, Purchaser shall prepare in good faith and deliver to Parent a reasonably detailed written statement that sets forth (i) the Closing Working Capital Amount, (ii) the Closing Cash Amount, (iii) the Closing Indebtedness Amount, and (iv) the Closing Transaction Expense Amount, together with reasonable detail of Purchaser’s calculations of such amounts (such statement, the “Initial Closing Statement”). The Initial Closing Statement shall (A) be prepared based upon the books and records of the Transferred Entities in accordance with the Accounting Principles and the definitions as provided in this Agreement, and (B) not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the Transactions (including those arising from Accounting Standards Codification section 805 (i.e., Business Combinations)). Section 2.4 and Section 2.5 are not intended to permit the introduction of different accounting principles, methods, policies, practices, procedures, classifications, conventions, categorizations, definitions, judgments, assumptions, techniques or estimation methods with respect to financial statements (including any of the foregoing as they relate to the nature of accounts, calculation of levels of reserves or levels of accruals) from the Accounting Principles. Additionally, the accounts used and included in determining the example calculation of Working Capital as set forth on Exhibit A shall be the only accounts used and included in determining the amount of the Closing Working Capital Amount.
(b)Following the Closing Date through the date that the Initial Closing Statement has become final and binding in accordance with Section 2.6(c), (i) Purchaser will afford Parent and its Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the books and records of the Transferred Entities, as applicable, and to any other information reasonably requested for the purposes of reviewing the calculations contemplated by Section 2.5 and (ii) Parent will afford Purchaser and its Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the Commingled Books and Records pursuant to Section 6.1(d) to the extent reasonably necessary for the purposes of reviewing the calculations contemplated by Section 2.4 and preparing the calculations contemplated by Section 2.5, including, in each case, by making available personnel to the extent requested, in each case, upon reasonable notice and during normal business hours.

Each party shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations specified by Section 2.4 and Section 2.5; provided, that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ customary disclosure procedures and then only after the non-client party has signed a customary agreement relating to access to such work papers.
Section 2.6    Reconciliation of Initial Closing Statement.
(a)Parent shall notify Purchaser in writing no later than thirty (30) days after Parent’s receipt of the Initial Closing Statement if Parent disagrees with the Initial Closing Statement, which notice shall provide a reasonably detailed description of the basis for such disagreement (the “Notice of Disagreement”). If no Notice of Disagreement is delivered to Purchaser within such thirty (30)-day period, then the Initial Closing Statement shall become final and binding upon the parties in accordance with Section 2.6(c). If a Notice of Disagreement is delivered to Purchaser within such thirty (30)-day period, then only such portions of the Initial Closing Statement that Parent does not disagree with in the Notice of Disagreement shall become final and binding upon the parties in accordance with Section 2.6(c).
(b)During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Parent and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement and any resolution agreed to in writing by Parent and Purchaser shall be final and binding upon the parties.
(c)If, at the end of the Resolution Period, Parent and Purchaser have been unable to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement, Parent and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to BDO USA, LLP or, if such firm is unwilling or unable to fulfill such role, (i) another independent certified public accounting firm in the United States of national reputation mutually acceptable to Parent and Purchaser, or (ii) if Parent and Purchaser are unable to agree upon another such firm within ten (10) Business Days after the end of the Resolution Period, then within an additional ten (10) Business Days, Parent and Purchaser shall each select one such firm and those two firms shall, within ten (10) Business Days after their selection, select a third such firm (the firm selected in accordance with clause (i) or the third firm selected in accordance with clause (ii), as applicable (the “Independent Accounting Firm”)). Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm shall make a final determination in accordance with the Accounting Principles and based solely on the written submissions of the parties and not an independent review, binding on the parties to this Agreement, of the appropriate amount of each of the matters that remain in dispute solely to the extent indicated in the Notice of Disagreement that Parent and Purchaser have submitted to the Independent Accounting Firm. Each party agrees to use reasonable best efforts to concurrently provide to the other party materials provided to the Independent Accounting Firm, if any. With respect to each disputed matter, such determination, if not in accordance with the position of either Parent or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Parent in the Notice of Disagreement or by Purchaser in the Initial Closing Statement with respect to such disputed matter. For the avoidance of doubt, the Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute to the extent indicated in the Notice of Disagreement and shall not consider any events or developments that occurred after the Closing. The Initial Closing Statement as finally determined either through agreement of the parties pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c), shall be the “Final Closing Statement” and such date the Final Closing Statement is delivered shall be the “Final Resolution Date.”
(d)The fees and expenses of the Independent Accounting Firm shall be allocated to be paid by Purchaser, on the one hand, and Parent, on the other, based upon the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Independent Accounting Firm. For example, if Parent claims in a Notice of Disagreement that the Closing Working Capital Amount is $1,000 greater than the amount determined by Purchaser in the Initial Closing Statement, and if the Independent Accounting Firm ultimately resolves the dispute by awarding Parent $600 of the $1,000 contested, then the costs and expenses of the Independent Accounting Firm will be allocated 60% (i.e., 600 ÷ 1,000) to Purchaser and 40% (i.e., 400 ÷ 1,000) to Parent. Absent Fraud or manifest error, all determinations made by the Independent Accounting Firm will be final, conclusive and binding on all parties to this Agreement in all respects. During the review by the Independent Accounting Firm, each of Purchaser and Parent shall, and shall cause its respective Subsidiaries (including, in the case of Purchaser, the Transferred Entities) and its and their respective employees, accountants and other Representatives to, each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.6(c). In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of an arbitrator, it being understood that in acting under this Agreement, the Independent Accounting Firm shall be functioning as an expert and not as an arbitrator.
(e)The process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of any of the parties and their respective Affiliates for any disputes related to the Closing Working Capital Amount, the Closing Cash Amount, the Closing Indebtedness Amount, the Closing Transaction Expense Amount, the Post-Closing Adjustment Amount, and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties contained in this Agreement.
Section 2.7    Post-Closing Adjustment.
(a)The “Final Purchase Price” shall equal an aggregate amount equal to:
(i)The Base Purchase Price;
(ii)plus or minus, as applicable, the “Final Working Capital Adjustment Amount”, which shall be calculated as follows:
(A)In the event the Final Working Capital Amount is greater than the Target Working Capital Amount, the Final Working Capital Adjustment Amount shall equal the amount, if any, by which the Final Working Capital Amount is greater than the Target Working Capital Amount;
(B)In the event the Final Working Capital Amount is less than the Target Working Capital Amount, the Final Working Capital Adjustment

Amount shall equal the amount, if any, by which the Final Working Capital Amount is less than the Target Working Capital Amount; or
(C)In the event the Final Working Capital Amount is neither greater than nor less than the Target Working Capital Amount, the Final Working Capital Adjustment Amount shall equal zero (0);
(iii)plus the Final Closing Cash Amount;
(iv)minus the Final Closing Indebtedness Amount; and
(v)minus the Final Transaction Expense Amount.
(b)The “Post-Closing Adjustment Amount” shall be an amount (which may be expressed as a positive or negative number) equal to the Final Purchase Price minus the Closing Purchase Price.
(c)If the Post-Closing Adjustment Amount, as finally determined pursuant to this Section 2.7, is a negative number, Parent shall, within five (5) Business Days of the Final Resolution Date, pay Purchaser an aggregate amount in cash equal to the absolute value of the Post-Closing Adjustment Amount. Such payment shall be made by wire transfer of immediately available funds to an account designated in writing by Purchaser within three (3) Business Days of the Final Resolution Date.
(d)If the Post-Closing Adjustment Amount, as finally determined pursuant to this Section 2.7, is a positive number, Purchaser shall, within five (5) Business Days of the Final Resolution Date, pay Parent (or one or more Affiliates designated by Parent) an aggregate amount in cash equal to the absolute value of the Post-Closing Adjustment Amount. Such payment shall be made by wire transfer of immediately available funds to an account designated in writing by Parent within three (3) Business Days of the Final Resolution Date.
(e)If the Post-Closing Adjustment Amount, as finally determined pursuant to this Section 2.7, is equal to zero (0), then no payment shall be made to any party hereunder.
Section 2.8    Withholding. Purchaser and its Affiliates (including the Transferred Entities) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld pursuant to applicable Tax Law; provided that, except with respect to any deduction or withholding attributable to Parent’s failure to deliver any certificate described in Section 2.3(b)(i)(E) and any withholding or deduction with respect to any payment treated as compensation for applicable Tax purposes, Purchaser shall use reasonable best efforts to notify Parent in writing at least ten (10) days prior to deducting or withholding from any amounts otherwise payable pursuant to this Agreement of its intent to deduct and withhold and shall use reasonable best efforts to cooperate with Parent and the Sellers to reduce or eliminate the amount of any such deduction or withholding to the extent permitted by applicable Law. To the extent that amounts are so deducted or withheld in accordance with this Section 2.8 and paid over to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to Parent, the Seller or any other applicable recipient of payment in respect of which such deduction or withholding was made. Notwithstanding anything to the contrary in this Section 2.8, Purchaser and its Affiliates (and the Transferred Entities) shall not be permitted to deduct or withhold any amounts in respect of any Taxes imposed under Bulletin

7 (the application of which to the Transactions contemplated hereunder shall be governed exclusively by Article VIII and Article X).
Article III

REPRESENTATIONS AND WARRANTIES REGARDING PARENT AND THE SELLERS
Except as set forth in the disclosure schedule delivered to Purchaser prior to the execution of this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in a specific section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Parent hereby represents and warrants to Purchaser as follows:
Section 3.1    Organization and Qualification. Parent and each Seller is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization (to the extent good standing is a legal principle applicable in such jurisdiction), and Parent and each Seller has all requisite corporate or other organizational power and authority to own, lease and operate its properties and assets and to carry on its businesses as now being conducted and is duly qualified or licensed to do business and is in good standing (to the extent good standing is a legal principle applicable in such jurisdiction) as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case, except as would not have a Seller Material Adverse Effect.
Section 3.2    Authority Relative to This Agreement. Parent and each Seller has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreement, in each case to the extent such Person is a party to such Contract, and to consummate the Transactions, in each case to the extent such Person is a party to such Contract, in accordance with the terms hereof and thereof. The execution, delivery and performance of this Agreement by Parent, the execution, delivery and performance of the Ancillary Agreement by Parent and any of the Sellers party thereto and the consummation of the Transactions by Parent and each Seller has been duly authorized by all necessary corporate action on the part of Parent and each Seller and no other corporate proceedings on the part of Parent or any Seller is necessary to approve this Agreement and the Ancillary Agreement to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes, and the Ancillary Agreement when executed and delivered by Parent and any of the Sellers party thereto, and, assuming the due authorization, execution and delivery of the Ancillary Agreement by Purchaser or any Seller party thereto, will constitute, a valid, legal and binding agreement of Parent and/or the applicable Sellers, enforceable against Parent and/or such Sellers in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Enforceability Exceptions”).
Section 3.3    No Conflicts. No filing with or notice to, and no Permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Parent or any Seller for the execution, delivery and performance by Parent or such Seller of this Agreement or the Ancillary Agreement to which Parent or such Seller is a party, or the consummation by Parent or such Seller, as applicable, of the Transactions, except (a) compliance with any applicable requirements of any Antitrust Laws or (b) any such filings, notices, Permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to materially impair, prevent or materially delay, the ability of Parent or the Sellers to perform their obligations under this Agreement and the Ancillary Agreement or to consummate the Transactions. Assuming compliance with the items described in clause (a) and clause (b) of the preceding sentence, neither the execution, delivery and performance of this Agreement or the Ancillary Agreement to which Parent or any Seller is a party, nor the consummation by Parent or the Sellers, as applicable, of the Transactions, as applicable, will (i) conflict with or result in any breach, violation or infringement of any provision of the Organizational Documents of Parent or such Seller, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Parent or such Seller or any of its respective properties or assets are bound, or (iii) violate any Law applicable to Parent or such Seller or any of its properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to materially impair, prevent or materially delay, the ability of Parent or the Sellers to perform their obligations under this Agreement and the Ancillary Agreement or to consummate the Transactions.
Section 3.4    Ownership of Shares; Title. Each Seller is the record and beneficial owner of the Shares set forth opposite such Seller’s name, as applicable, on Section 3.4 of the Parent Disclosure Schedule, and each Seller has good and valid title to the Shares it owns, free and clear of all Liens other than Permitted Liens, which Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The Sellers collectively have good and valid title to all of the Shares, which represent all of the Equity Interests of all of the Transferred Entities, free and clear of all Liens other than Permitted Liens, and all such Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Each Seller has full right, power and authority to transfer and deliver to Purchaser good and valid title to the Shares held by such Seller, free and clear of all Liens other than Permitted Liens. Immediately following the Closing, Purchaser or its designee, as applicable, will be the record and beneficial owner of all of the Shares, which represent all of the Equity Interests of the Transferred Entities, and have good and valid title to the Shares, free and clear of all Liens other than Permitted Liens, except as are imposed by Purchaser or its Affiliates, and all of the Shares will be duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights.
Section 3.5    No Additional Representation or Warranties. Except as provided in this Article III, Parent is not making, and none of its directors, officers, managers, employees, equityholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to Purchaser or its Affiliates regarding Parent or the Sellers.
Article IV

REPRESENTATIONS AND WARRANTIES REGARDING THE TRANSFERRED ENTITIES
Except as disclosed in the Parent Disclosure Schedule, it being agreed that disclosure of any item in a specific section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Parent hereby represents and warrants to Purchaser as follows:

Section 4.1    Organization of the Transferred Entities. Each Transferred Entity is a legal entity (a) duly organized and validly existing and in good standing under the Laws of the jurisdiction of its organization (to the extent good standing is a legal principle applicable in such jurisdiction), and (b) duly qualified or licensed to do business and is in good standing (to the extent good standing is a legal principle applicable in such jurisdiction) in each jurisdiction where the character of the properties owned, leased or licensed by it or the nature of its business makes such qualification, licensing or good standing necessary, except in each case has not had, and would not have a Business Material Adverse Effect. The Transferred Companies collectively own directly or indirectly all of the issued and outstanding Equity Interests of each of the Transferred Subsidiaries, free and clear of all Liens, except for Permitted Liens, and all of such Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Each Transferred Entity has all requisite corporate (or equivalent thereof) power and authority to own, lease and operate its assets and properties and to carry on the Business as presently conducted, except where the failure to have such power or authority would not, individually or in the aggregate, be material to the Business. Parent has made available to Purchaser true, correct and complete copies of the Organizational Documents of each Transferred Entity.
Section 4.2    No Conflicts. Except for applicable Antitrust Laws, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.3 below, the execution and delivery of this Agreement and the Ancillary Agreement by Parent and the consummation by Parent and its applicable Affiliates of the Transactions do not and will not (a) violate any provision of, or result in the breach of, any applicable Law to which any Transferred Entity is subject or by which any property or asset of any Transferred Entity is bound, (b) conflict with or violate the Organizational Documents of any of the Transferred Entities, (c) result in any breach or violation of, constitute a default (or in any event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation or acceleration of, any Business Material Contract, (d) result in the creation of any Lien under any such Business Material Contract or upon any of the properties or assets of the Transferred Entities, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien (except for Permitted Liens), or (e) result in a violation or revocation of any required license, permit or approval from any Governmental Entity, except to the extent that the occurrence of any of the foregoing items set forth in clauses (a), (c), (d) or (e) would not reasonably be expected to (x) be material to the Transferred Entities, taken as a whole, or (y) materially impair, prevent or materially delay, the ability of Parent, the Sellers or the Transferred Entities to perform their obligations under this Agreement and the Ancillary Agreement or to consummate the Transactions.
Section 4.3    Governmental Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of Parent or any of its Affiliates with respect to Parent’s execution or delivery of this Agreement and the Ancillary Agreement or the consummation by Parent or any of its Affiliates of the Transactions, except for (a) applicable requirements of any Antitrust Laws, (b) any consents, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to (x) be, individually or in the aggregate, material to the Transferred Entities, taken as a whole, or (y) materially impair, prevent or materially delay, the ability of Parent, the Sellers or the Transferred Entities to perform their obligations under this Agreement and the Ancillary

Agreement or to consummate the Transactions, or (c) compliance with any applicable requirements of the Securities Act and any other applicable securities Laws.
Section 4.4    Capitalization of the Transferred Entities.
(a)Section 4.4(a) of the Parent Disclosure Schedule sets forth a true and correct list of the Transferred Entities, listing for each its name, its jurisdiction of organization, each jurisdiction in which it is licensed to conduct business as a foreign corporation (if such Transferred Entity is organized in a jurisdiction located in the United States), the number and type of its issued and outstanding Shares and the current record and beneficial ownership of such Shares. All of the Shares are duly authorized, validly issued, fully paid and non-assessable and owned by Parent and the Sellers, as applicable, and upon the consummation of the Closing, free and clear of all Liens attributable to Parent, the Sellers or the Transferred Entities other than Permitted Liens.
(b)Except for the Shares, (i) there are no Equity Interests of any Transferred Entity issued or outstanding, and (ii) there are no preemptive, anti-dilution or other outstanding rights, rights agreements, shareholder rights plans, subscriptions, options, restricted shares, restricted stock units, phantom stock, calls, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other ownership interest in any Transferred Entity or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any Transferred Entity, and no securities evidencing such rights are issued or outstanding. There are no outstanding obligations of any Transferred Entity to repurchase, redeem or otherwise acquire or retire for value any Shares. There are no statutory or contractual equity holder preemptive or similar rights, rights of first refusal, rights of first offer, voting agreements, voting trusts, proxy or registration rights or registration rights agreements or other agreements with respect to the Shares. Except for the Shares and as set forth in Section 4.4(b), no Transferred Entity (x) owns, directly or indirectly, any Equity Interest in any Person or (y) is a party to any joint venture, partnership or similar relationship, or buy-sell agreement, stockholders’ agreement or similar Contract. Each Transferred Entity has not violated any applicable federal or state securities Laws or any preemptive or similar rights created by statute, Organizational Document or agreement in connection with the offer, sale, issuance or allotment of any of the Shares. Each Transferred Entity has no liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated.
Section 4.5    Financial Statements.
(a)Section 4.5(a) of the Parent Disclosure Schedule sets forth the unaudited combined balance sheet of the Business as of September 30, 2023 and the consolidated income statement of the Business for the nine-month period then ended (the “Reference Statement”) and the unaudited combined balance sheets of the Business, each as of December 31, 2021 and December 31, 2022, and consolidated income statements of the Business for each of the 12-month periods then ended (together with the Reference Statement, the “Business Financial Statements”). The Business Financial Statements (A) have been prepared in accordance with the books and records of the Business and (B) present fairly, in all material respects, the combined financial position and the combined results of operations of the Business, as of the time thereof or for the period then ended, in each case except as may be noted therein (subject to the absence of footnotes and to normal year-end and periodic reclassifications and adjustments), in accordance with GAAP; provided, that the Business Financial Statements and the foregoing representations and warranties are qualified by the fact that the Business has not operated on a separate stand-alone basis and has historically been reported within Parent’s consolidated financial statements.
(b)The Transferred Entities maintain a system of internal accounting controls designed to ensure that the Transferred Entities maintain no off-the-books accounts and designed to provide reasonable assurance regarding the reliability of the Transferred Entities’ financial reporting.
(c)No Transferred Entity has, nor, to the Knowledge of the Sellers, has any director, officer or employee of any of the Transferred Entities, received any material complaint, allegation, assertion or claim regarding the accounting practices, procedures, methodologies or methods of any of the Transferred Entities or their respective internal controls, including any material complaint, allegation, assertion or claim that any of the Transferred Entities has engaged in unlawful accounting practices. There are no internal investigations or, to the Knowledge of the Sellers, governmental inquiries or investigations pending or threatened in writing, in each case, regarding any accounting practices of the Transferred Entities.
Section 4.6    Undisclosed Liabilities. There is no Liability of the Transferred Entities of a type whether or not required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for Liabilities (a) reflected or reserved for on the Business Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the Reference Statement in the Ordinary Course of Business, (c) incurred in connection with the preparation and negotiation of this Agreement or consummation of the Transactions, (d) disclosed in this Agreement (including the Schedules hereto), or (e) which would not be material to the Transferred Entities, taken as a whole. As of the date of this Agreement, the Transferred Entities have no Indebtedness for borrowed money.
Section 4.7    Litigation and Proceedings. Other than as may arise under Antitrust Laws after the date hereof in regards to the Transactions, there are no pending or, to the Knowledge of the Sellers, threatened, Actions at law or in equity before or by any Governmental Entity against any Transferred Entity or any Transferred Entity’s properties or assets, and no Transferred Entity nor any of its properties or assets is subject to any Order, in each case, that would reasonably be expected to, individually or in the aggregate, (x) be material to the Transferred Entities, taken as a whole, or (y) materially impair, prevent or materially delay the ability of Parent, the Sellers or the Transferred Entities to perform their obligations under this Agreement and the Ancillary Agreement or to consummate the Transactions.
Section 4.8    Legal Compliance.
(a)(i) The Transferred Entities are in, and at all times during the three (3) years prior to the date hereof, have been in, compliance with all Laws applicable to them or by which any of their businesses, activities, assets or properties are bound, and (ii) during the three (3) years prior to the date hereof, none of the Transferred Entities has received any written communication from a Governmental Entity that alleges that any Transferred Entity is not in compliance with any Law, except in case of clauses (i) and (ii), for such violations or noncompliance, individually or in the aggregate, that have not been, and would not reasonably be expected to be, material to the Transferred Entities, taken as a whole. To the Knowledge of the Sellers, except for routine audits or inspections, no investigation by any Governmental Entity with respect to Transferred Entities is pending, nor has any Governmental Entity indicated to the

Transferred Entities in writing an intention to conduct any such investigation, except for such investigations the outcomes of which, individually or in the aggregate, have not been, and would not reasonably be expected to be, material to the Transferred Entities, taken as a whole.
(b)None of the Transferred Entities, any director or officer of the Transferred Entities, nor, to the Knowledge of the Sellers, any employee or agent of the Transferred Entities, is or, during the three (3) years prior to the date hereof has been a Sanctioned Person.
(c)None of the Transferred Entities, any director or officer of the Transferred Entities, nor, to the Knowledge of the Sellers, any employee or agent of the Transferred Entities (acting in their capacity as such), is, or during the three (3) years prior to the date hereof has been, (i) engaged in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under applicable export and import control Laws, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection (collectively, “Ex-Im Laws”), (ii) engaged in a transaction or dealing, directly or knowingly indirectly, with or involving a Sanctioned Country or Sanctioned Person, (iii) the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other legal proceedings with respect to any actual or alleged violations of Trade Control Laws (or notified of any such pending or threatened actions) or (iv) otherwise in violation of applicable Sanctions, Ex-Im Laws, or the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”). The Transferred Entities have, over the past three (3) years, maintained in place and implemented controls and systems to comply with applicable Trade Control Laws.
(d)Except as would not reasonably be expected to be material to the Transferred Entities, taken as a whole, during the three (3) years prior to the date hereof, (i) none of the Transferred Entities, in connection with the Business, has violated any applicable Law relating to anti-bribery or anticorruption, including the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act 2010, in each case, as in effect at the time of such action (all such Laws, “Anticorruption Laws”), (ii) to the Knowledge of the Sellers, no director, officer, agent, employee, Representative, or other Person acting for or on behalf of the Transferred Entities (in each case acting in their capacity as such) has, with respect to the Business, violated any Anticorruption Law, and (iii) none of the Transferred Entities has, with respect to the Business, received any written notice alleging any such violation of any Anticorruption Law.
Section 4.9    Regulatory Matters.
(a)All Products are, and during the three (3) years prior to the date hereof, have been, designed, developed, manufactured, packaged, stored, marketed, advertised, promoted, imported, exported, sold and distributed by the Transferred Entities in compliance in all material respects with all applicable FDA Laws.
(b)The Transferred Entities are, and have been during the three (3) years prior to the date hereof, in material compliance with all applicable FDA Laws, including the FDA’s current good manufacturing practice regulations set forth in 21 C.F.R. Part 820. All of the Transferred Entities’ facilities or establishments that are required to be registered with the FDA have been so registered, and all Products manufactured, assembled, labeled, handled, packaged, or stored by the Transferred Entities are listed, with the FDA, as applicable, under the FDA registration and listing regulations set forth in 21 C.F.R. Part 807.

(c)The Transferred Entities have obtained, and are in, material compliance with the terms of, all material Permits necessary under applicable FDA Laws to permit the Transferred Entities to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the Business as currently conducted (collectively “Regulatory Permits”). Each of the Transferred Entities has fulfilled and performed all of its material obligations with respect to the Regulatory Permits, and, to the Knowledge of the Sellers, no event has occurred which allows, or after notice or lapse of time would reasonably be expected to allow, revocation or termination or material impairment of the rights of the holder of any Regulatory Permit. During the three (3) years prior to the date hereof, no Transferred Entity has received written notice of any pending, or to the Knowledge of the Sellers, threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from the FDA or any comparable Governmental Entity that, if determined adversely to such Transferred Entity, would result in the material impairment, revocation, suspension, modification or termination of any Regulatory Permit.
(d)During the three (3) years prior to the date hereof, the Transferred Entities have not received written notice of, any adverse inspectional finding, investigation, penalty, fine, reprimand, sanction, assessment, request for corrective or remedial action, warning letter, untitled letter, “it has come to our attention” letter, FDA Form-483, or other compliance or enforcement notice, communication, or correspondence from the FDA or any other comparable Governmental Entity, and to the to the Knowledge of the Sellers, neither the FDA nor any other Governmental Entity has threatened such action.
(e)The Transferred Entities have not conducted a Product recall, removal, field notification, field correction, product replacement or market withdrawal or otherwise initiated an action that requires a report to FDA or any comparable Governmental Entity during the three (3) years prior to the date hereof, and there are no proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, correction, removal, suspension, import detention, seizure or similar action of any Product that are pending or threatened in writing against any of the Transferred Entities. To the Knowledge of the Sellers, none of the Transferred Entities’ customers have initiated or are considering initiation of any recalls related to any Products.
(f)None of the Transferred Entities are a Covered Entity or a Business Associate as such terms are defined by HIPAA.
Section 4.10    Contracts; No Defaults.
(a)Except for purchase orders and invoices, and Contracts relating to insurance policies set forth on Section 4.15 of the Parent Disclosure Schedule, as of the date hereof, no Transferred Entity is a party to or bound by any of the following Contracts (each such Contract, a “Business Material Contract”):
(i)any Contract that Parent reasonably anticipates will involve annual payments or consideration furnished by or to a Transferred Entity of more than $5,000,000 and which are not cancelable (without penalty, cost or other liability) upon notice of ninety (90) days or less;
(ii)any Government Contract with a total estimated value in excess of $2,500,000;

(iii)any Real Property Leases involving annual payments in excess of $500,000.
(iv)any Indebtedness, note, debenture, other evidence of indebtedness, indenture, guarantee, loan agreement, credit agreement, security agreement, mortgage, letter of credit, reimbursement agreement or financing agreement or instrument or other Contract for money borrowed by the Transferred Entities (other than intercompany indebtedness owing by one Transferred Entity to another Transferred Entity), in each case, having an outstanding principal amount in excess of $5,000,000;
(v)any Contract evidencing any obligations of any of the Transferred Entities with respect to the issuance, sale, repurchase, acquisition or redemption of any Equity Interests or assets of the Transferred Entities (other than in the Ordinary Course of Business), involving payments in excess of $5,000,000 other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material ongoing obligations;
(vi)any Contract that grants any rights of first refusal or rights of first offer to any Person with respect to any material asset or Equity Interests of any of the Transferred Entities;
(vii)any Contract that contains a “most favored nation” provision that materially restricts the business of the Transferred Entities, taken as a whole;
(viii)any Contract purporting to indemnify or hold harmless any director, officer or employee of any of the Transferred Entities (other than the Organizational Documents of the Transferred Entities), other than any such Contract that will be terminated at or prior to the Closing without continuing obligations of Purchaser or the Transferred Entities following the Closing;
(ix)any Contract under which the Transferred Entities have material indemnification obligations to any Person with respect to liabilities relating to the Transferred Entities, other than Contracts entered into in the Ordinary Course of Business;
(x)any lease, rental or occupancy agreement, license (other than licenses of or to Intellectual Property), installment and conditional sale agreement or other Contract that, in each case, (x) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any personal property and (y) involves annual payments in excess of $2,500,000;
(xi)any joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly owned Subsidiaries of Parent);
(xii)any Contract requiring capital expenditures after the date of this Agreement in an annual amount in excess of $5,000,000;
(xiii)any Contract containing covenants expressly limiting in any material respect the freedom of the Transferred Entities to compete with any Person in a product line or line of business or to operate in any geographic area, containing a grant of exclusivity by any Transferred Entity to any other Person or containing covenants expressly limiting the freedom of the Transferred Entities to (A) use, assert, enforce, or otherwise exploit any material Business Intellectual Property anywhere in the world (including, but not limited to, settlement agreements or co-existence agreements) or (B) develop or distribute any material Intellectual Property;
(xiv)any employment agreement or Contract for the employment or engagement of any officer, individual employee, consultant, independent contractor or other person on a full-time, part-time, consulting or other basis (A) providing annual cash compensation opportunities in excess of $300,000, or (B) otherwise restricting any Transferred Entity’s ability to terminate the employment or engagement of any employee or consultant at any time or any lawful reason or for no reason on less than sixty (60) days’ notice and without penalty or liability by the Transferred Entity or Parent (except to the extent required by applicable Law);
(xv)any Contracts, programs or policies providing for change of control or similar payments or benefits (A) sponsored or maintained by any Transferred Entity or with respect to which any Transferred Entity or Parent has any liability or obligation, and (B) to which any Business Employee or Business Service Provider is party;
(xvi)any settlement, conciliation or similar agreement with any Governmental Entity or similar Contract pursuant to which any Transferred Entity is obligated to pay after the date of this Agreement consideration in excess of $2,500,000 or to satisfy any material non-monetary obligations;
(xvii)any Contract with any labor or trade union, works council or other employee representative body;
(xviii)any stockholder, voting trust, or similar Contract relating to the voting of Equity Interests of the Transferred Entities; and
(xix)any Contract pursuant to which a Transferred Entity (x) licenses material Intellectual Property from a third party, other than click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are commercially available on reasonable terms to the public generally or (y) licenses material Business Intellectual Property to a third party, other than non-disclosure and confidentiality agreements, employee invention assignments, customer agreements, agreements with information technology service providers and vendors, and similar agreements entered into in the Ordinary Course of Business.
(b)All of the Contracts listed on Section 4.10 of the Parent Disclosure Schedule are (i) in full force and effect, subject to the Enforceability Exceptions, and (ii) represent the valid and binding obligations of the Transferred Entity party thereto and, to the Knowledge of the Sellers, represent the valid and binding obligations of the other parties thereto. Except, in each case, where the occurrence of such breach or default would not be material to the Business as of the date of this Agreement (x) neither the Transferred Entities nor, to the Knowledge of the Sellers, any other party thereto is in breach of or default under any such Contract, (y) as of the date hereof, neither Parent nor the Transferred Entities have received any written claim or notice of breach of or default under any such Contract that has not been resolved, and (z) as of the date hereof, to the Knowledge of the Sellers, no event has occurred which would reasonably be expected to result in a breach of or a default under any such Contract

(in each case, with or without notice or lapse of time or both). Other than the specified Contracts pursuant to which benefits thereunder will be made available to the Purchaser pursuant to, and subject to the terms of, the Transition Services Agreement, there are no Contracts that primarily or exclusively relate to the Business for which a Transferred Entity is not party to.
Section 4.11    Benefit Plans.
(a)Section 4.11(a) of the Parent Disclosure Schedule sets forth a complete list of each material Business Benefit Plan (and denotes whether such Business Benefit Plan is a Transferred Entity Benefit Plan or a Seller Benefit Plan as well as whether such Business Benefit Plan is maintained primarily for the benefit of employees outside of the United States or that is subject to the Laws of a jurisdiction outside of the United States, and if so, the applicable jurisdiction (each, a “Non-U.S. Business Benefit Plan”)). With respect to each such material Business Benefit Plan, the Sellers have delivered or made available to Purchaser copies of such Business Benefit Plan and (if applicable): (i) the most recent plan document (and all material amendments thereto) or, to the extent unwritten, a summary of the benefits provided under such plan, and any related trust agreement, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the IRS, (iv) the most recent determination or opinion letter, if any, issued by the IRS, and (v) all material, non-routine correspondence to any Governmental Entity (to the extent such correspondence has or would have an effect on any Business Employee) in the last three (3) years. Notwithstanding the foregoing, any Business Benefit Plan that (A) is an individual offer letter that does not provide for severance, change in control, retention or other payments or benefits not generally provided on a broad basis to Transferred Entity Employees, and (B) that does not deviate in any material respect from a form of agreement or arrangement listed on Section 4.11(a) of the Parent Disclosure Schedule and has been made available to Purchaser, will be deemed immaterial and will not be specifically set forth on Section 4.11(a) of the Parent Disclosure Schedule.
(b)(i) Each Business Benefit Plan has been maintained and administered in accordance with its terms and all applicable Laws, including ERISA and the Code, in each case, in all material respects; (ii) all material contributions (including all employer contributions and employee salary reduction contributions) and premiums required to be made by or on behalf of the Transferred Entity with respect to any Business Benefit Plan on or before the date hereof have been made; and (iii) each Business Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification (and, to the Knowledge of the Sellers, the IRS has not taken any action to revoke such determination or opinion letter and there are no facts or circumstances that would be reasonably likely to result in the revocation or otherwise adversely affect, the qualified status of such Business Benefit Plan).
(c)No Business Benefit Plan is, and at no time during the six (6) year period prior to the date of this Agreement has any Transferred Entity maintained, contributed, or had any obligation or liability, including on account of an ERISA Affiliate, with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) an employee benefit plan subject to Section 302 or Title IV of ERISA or a “defined benefit plan” (as defined in Section 3(35) of ERISA), (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. No Business Benefit Plan that is subject to Title IV of ERISA or Section 412 or 430 of the Code is in “at-risk” status (within the meaning of Section 303 of ERISA): (A) there has been no “reportable event,” within the meaning of Section 4043 of ERISA for which the notice requirement has not been waived and (B) there has been no notification to the Pension Benefit Guaranty Corporation with respect to such plan as a result of an event described in Section 4062(e) or 4063 of ERISA. No Transferred Entity has incurred or reasonably expects to incur any unsatisfied liability (including any indirect, contingent or secondary liability), other than premiums payable to the Pension Benefit Guaranty Corporation, under Title IV of ERISA or Section 412 or 430 of the Code or Section 302 or 303 of ERISA for which Purchaser or any Transferred Entity could be held liable, including as a result of being treated as a single employer with any member of the Parent Group under Section 414 of the Code. No asset or property of any Transferred Entity is subject to any lien arising under Section 430(k) of the Code or Section 303(k) of ERISA. No Transferred Entity has been required to provide any security under Section 307 of ERISA or Section 436(f) or 412(f) of the Code.
(d)No nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Business Benefit Plan that could reasonably be expected to result in a material liability to any Transferred Entity.
(e)No Business Benefit Plan provides, and no Transferred Entity is required to provide post-employment or post-retirement health, accident, disability, or life insurance benefits to any current or former Transferred Entity Employees or Transferred Entity Service Provider (or any spouse, beneficiary or dependent of the foregoing) after retirement or other termination of employment or service, other than (i) as required by Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee), and (iii) coverage or benefits provided through the end of the month in which the retirement or other termination of employment occurs.
(f)With respect to any Transferred Entity Benefit Plan (or, to the extent related to any current or former Business Employee or any dependent or beneficiary thereof, any Business Benefit Plan), there are no Actions, suits or claims (other than routine claims for benefits in the Ordinary Course of Business) pending or, to the Knowledge of the Sellers, threatened in writing.
(g)Each Business Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no agreement, plan or other arrangement to which a Transferred Entity and/or a Business Employee or Business Service Provider is a party, which requires the payment of a Tax gross-up or a reimbursement payment to any person, including with respect to any Tax related payments under Section 409A of the Code or Sections 280G or 4999 of the Code.
(h)Each Non-U.S. Business Benefit Plan that is required to be registered under the Laws of a jurisdiction outside the United States has been registered and has been maintained in good standing with the appropriate regulatory authorities and each Non-U.S. Business Benefit Plan that is intended to qualify for favorable Tax benefits under the Laws of any jurisdiction has been determined to be so qualified, and, to the Knowledge of Purchaser, no condition exists and no event has occurred that would reasonably be expected to result in the loss or revocation of such status.
(i)Neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions would, either alone or together with any other event (such as a termination of employment), (i) increase any amount of compensation or material benefits due to any current or former Business Employee or Business Service Provider (whether under any Business Benefit Plan or Transferred Entity Benefit Plan or otherwise), (ii) result in the acceleration of the time of payment or vesting, or the entitlement to, any compensation or material benefits due to such individuals, or (iii) result in any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) to any a “disqualified individual” within the meaning of Section 280G of the Code.
Section 4.12    Employees; Labor Matters.
(a)Section 4.12(a) of the Parent Disclosure Schedule is a true and complete list, as of the date set forth therein, of all Business Employees and, solely to the extent permitted by applicable Law, each of their (i) primary work location, (ii) employing entity, (iii) job title, (iv) date of hire, (v) status as full-time or part-time, (vi) classification by the Seller and its Affiliates as exempt or non-exempt under applicable wage and hour Laws, (vii) whether paid on an hourly or salary basis, (viii) annual base salary or hourly wage rate and (ix) active or inactive status and, if on inactive status, the date the Business Employee became inactive and the date on which they are expected to return to active status (if known).
(b)As of the date hereof, neither the Transferred Entities nor, with regard to the Business, the Seller or its other Affiliates engage any Business Service Providers. Except as would not be expected to result in material Liability for the Transferred Entities, all individual independent contractors, leased employees, and exempt employees of the Transferred Entities or who primarily provide services to the Business have, for the past three (3) years prior to the date hereof, been properly classified by the Seller or its Affiliates for all applicable purposes and been paid all compensation that has come due and payable to such Business Service Providers.
(c)As of the date hereof, and in the three (3) years prior to the date hereof, neither the Transferred Entities nor, with regard to any Former Business Employees, Business Employees, or the Business, the Seller or its other Affiliates are (i) a party or subject to any collective bargaining agreements or similar Contracts with any labor or trade union, works council or similar labor organization or employee representative body (“Labor Organization”), or (ii) negotiating any such Contract. As of the date hereof, neither the Transferred Entities nor, with regard to any Former Business Employees, Business Employees or the Business, the Seller or its other Affiliates is subject to any demand, petition or representation proceeding before the National Labor Relations Board or any similar Governmental Entity seeking to compel, require or demand it to bargain with any Labor Organization.
(d)There is, and in the three (3) years prior to the date hereof there have been, no pending or threatened strikes, concerted work stoppages, walkouts, concerted work slowdowns, lockouts, unfair labor practice charges, decertification petitions or proceedings, material labor grievances, other material labor disruptions or, to the Knowledge of the Sellers, any labor organizing activities with respect to any Transferred Entity, any Business Employees, the Business or any Former Business Employees.
(e)As of the date hereof, the Transferred Entities and, with respect to the Former Business Employees, the Business Employees, and the Business, the Sellers and its other Affiliates are, and for the three (3) years prior to the date hereof have been, in material compliance with all applicable Laws relating to employment or labor, including all applicable Laws relating to hiring, background checks, employee training and notices, wages, hours, social insurance contributions, overtime, pay equity, immigration, employment eligibility verification, collective bargaining, labor relations, employment discrimination, harassment, retaliation, employee privacy, whistleblowing, reasonable accommodations, COVID-19, affirmative action, sick time, leaves of absences, occupational safety and health, discipline, terminations, plant closings, mass layoffs, workers’ compensation, and classification of exempt employees, leased employees and individual independent contractors.
(f)There is, and in the past three (3) years there have been, no pending or, to the Knowledge of the Sellers, threatened labor or employment-related Action against the Transferred Entities or, with regard to the Business Employees, the Business and/or Former Business Employees, the Seller or its other Affiliates.
(g)Except as set forth on Section 4.12(g)(i) of the Parent Disclosure Schedule, in the three (3) years prior to the date hereof, the Transferred Entities and, with regard to the Business Employees, Business and Former Business Employees, the Sellers and its other Affiliates, have not have not implemented any “plant closing” or “mass layoff” (as such terms are defined in the federal Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local Law (each a “WARN Act”)) or other employment decision that triggered notice requirements under a WARN Act. Except as set forth on Section 4.12(g)(ii) of the Parent Disclosure Schedule, (i) in the past ninety (90) days prior to the date hereof, the Transferred Entities have not implemented or effectuated any reduction in force, and (ii) no Business Employees are on a layoff, furlough or material reduction in hours that, if continued, would reasonably be expected to constitute an “employment loss” (as such term is defined in any applicable WARN Act).
(h)During the three (3) years prior to the date hereof, the Transferred Entities and, with regard to the Business Employees, Business and Former Business Employees, the Seller and its other Affiliates, have investigated all allegations of sexual harassment or discriminatory harassment involving officers, directors, supervisors and/or managerial-level employees of the Business of which they have Knowledge and, with respect to each such allegation which the Seller or its Affiliates deemed to have merit, have taken reasonable corrective actions it deemed necessary with respect to such allegations. To the Knowledge of the Sellers, no such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material liability to any Transferred Entity and, to the Knowledge of the Sellers, no such allegations have been made that, if known to the public, would reasonably be expected to bring any Transferred Entity or the Business into material disrepute.
Section 4.13    Taxes.
(a)All income and other material Tax Returns required to be filed by or with respect to the Transferred Entities have been timely filed. All material Taxes required to be paid by or with respect to the Transferred Entities have been timely paid (whether or not shown as due or owing on such Tax Returns). All such Tax Returns are true, complete and accurate in all material respects. No claim in writing has ever been made by a Governmental Entity in a jurisdiction where a Transferred Entity does not file a Tax Return that such entity is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return.
(b)There are no Liens for material Taxes (other than Permitted Liens) upon any assets of the Transferred Entities.

(c)Each Transferred Entity has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholders of such Transferred Entity or other Person.
(d)Each Transferred Entity has delivered to Purchaser (A) complete and correct copies of all material Tax Returns of such Transferred Entity for all taxable periods for which the applicable statute of limitations has not yet expired, (B) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, audit or examination reports, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents, submitted by, received by, or agreed to by or on behalf of such Transferred Entity relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, and (C) complete and correct copies of all material agreements, rulings, settlements or other documents with or from any Governmental Entity relating to Tax incentives of such Transferred Entity, in each case, other than any such Tax Returns or other documentation that relate to a Parent Combined Tax Return. No power of attorney with respect to any Taxes of a Transferred Entity (other than any Taxes that are the subject of a Parent Combined Tax Return) has been executed or filed with any Governmental Entity, which power of attorney is currently in effect.
(e)No deficiency or claim for any material amount of Taxes has been proposed, asserted or assessed by any Governmental Entity in writing against the Transferred Entities, except for deficiencies which have been satisfied, settled or withdrawn.
(f)As of the date hereof, no Tax audit or other proceeding by any Governmental Entity is pending or threatened in writing with respect to any Taxes due from the Transferred Entities. There are currently no matters under discussion with any Governmental Entity with respect to Taxes that are likely to result in a material additional liability for Taxes with respect to a Transferred Entity.
(g)There are no outstanding agreements, waivers or arrangements currently in effect that extend the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Transferred Entities, other than as a result of any extension of time permitted by applicable Law in the Ordinary Course of Business for filing a Tax Return.
(h)None of the Transferred Entities (i) has been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return, other than an affiliated group of which the common parent is or was Parent or one of its Subsidiaries, or (ii) has any liability for the Taxes of another Person (other than any of the Transferred Entities or any member of the Parent Group) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Tax Law), as a transferee or successor, or under any other applicable Law.
(i)None of the Transferred Entities is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract or arrangement (other than pursuant to any agreement entered into in the Ordinary Course of Business the principal purpose of which does not relate to Taxes).
(j)No Transferred Entity is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes.

(k)The classification of each Transferred Entity for U.S. federal income tax purposes, is set forth on Section 4.13(k) of the Parent Disclosure Schedule. No entity classification election pursuant to Treasury Regulations Section 301.7701-3 (other than an initial entity classification election) has been filed within the preceding sixty (60) months with respect to any Transferred Entity.
(l)None of the Transferred Entities has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) or Section 361 of the Code in the two (2) years prior to the date of this Agreement or (ii) in a distribution that would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this Agreement or, in each case, any similar provision of state, local or non-U.S. Law.
(m)None of the Transferred Entities has been a party to a transaction that is a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1), or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Tax Law.
(n)No Transferred Entity (or Purchaser or any of its Affiliates in respect of items of the Transferred Entities) will be required to include or accelerate any material item of income in, or exclude or defer any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (A) adjustment under Section 481(a) of the Code (or any similar provision of state, local or non-U.S. Law) or any change in method of accounting made, requested or required prior to the Closing Date, (B) use of an impermissible method of accounting prior to the Closing Date, (C) installment sale or open transaction made or entered into prior to the Closing Date other than in respect of transactions arising in the Ordinary Course of Business, (D) deferred revenue or other prepaid amount received or accrued prior to the Closing Date other than in respect of transactions arising in the Ordinary Course of Business, (E) intercompany transaction entered into prior to the Closing Date, or excess loss account described in Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) in existence as of the Closing Date, (F) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing Date, or (H) election under Section 965(h) of the Code.
(o)No Transferred Entity has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become resident for Tax purposes in a country other than the country of its formation.
(p)No Transferred Entity that is organized or formed under the Laws of a jurisdiction outside the United States (A) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is or was treated as a U.S. corporation under Section 7874(b) of the Code; or (B) was created or organized in the United States such that such Transferred Entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulations Section 301.7701-5(a).
(q)Each of the Transferred Entities has provided or made available to Purchaser all documentation relating to, and is in material compliance with all terms and conditions of, any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or Order of a territorial or non-U.S. government. The consummation of the Transactions contemplated by this Agreement will not have any material adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or Order.
(r)The Transactions contemplated by this Agreement will not cause any adjustment to the basis or any other tax attribute of any Transferred Entity under Treasury Regulations Section 1.1502-36(d) (or any similar provision of applicable Law).
(s)Except as set forth in Section 4.13(s) of the Parent Disclosure Schedule, from the date of the Business Financial Statements, until the date hereof, no Transferred Entity has (A) made or changed any Tax election, (B) settled or compromised any claim, notice, audit report or assessment in respect of material Taxes, (C) changed any annual Tax accounting period, (D) adopted or changed any material method of Tax accounting, (E) filed any material Tax Return in a manner materially inconsistent with past practice of such Transferred Entity or filed any amended material Tax Return, (F) made any voluntary Tax disclosure with a Governmental Entity, (G) entered into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement (other than pursuant to any agreement entered into in the Ordinary Course of Business and the principal purpose of which does not relate to Taxes), (H) entered into any closing agreement relating to any material Tax, (I) surrendered any right to claim a material refund, credit or similar Tax benefit, or (J) consented to any extension or waiver of the statute of limitations period applicable to any material Tax or Tax Return (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business).
(t)Notwithstanding anything in this Agreement to the contrary, the representations and warranties set forth in Section 4.11 and this Section 4.13 shall be the only representations or warranties in this Agreement with respect to Taxes or other Tax matters.
Section 4.14    Title to, Sufficiency of Assets.
(a)At the Closing, assuming the receipt of all consents described in Section 6.5, the rights, properties and other assets of the Transferred Entities, together with the rights of Purchaser or any of its Affiliates pursuant to the Ancillary Agreement, will constitute all of the assets, properties and rights (excluding the Parent Names and Cash of the Transferred Entities) utilized in or necessary to conduct the Business in all material respects in the same manner as conducted as of the date of this Agreement and immediately prior to the Closing.
(b)Each Transferred Entity has good and valid title to or a valid leasehold interest in, or a valid right to use, all of the rights, properties and assets of the Business, except (i) those assets sold or otherwise disposed of or cancelled since the date of the Reference Statement in the Ordinary Course of Business and (ii) those assets the absence of which, individually or in the aggregate, have not been or would not reasonably be expected to be material to the Transferred Entities, taken as a whole. The properties and assets of the Business constituting tangible personal property (including servers, computers and equipment of the Transferred Entities) are in good operating condition and repair, ordinary wear and tear excepted and subject to repairs or refurbishments or obsolescence in the Ordinary Course of Business, except as has not had and would not reasonably be expected to be material to the Transferred Entities, taken as a whole.
Section 4.15    Insurance. Section 4.15 of the Parent Disclosure Schedule contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Business as of the date of this

Agreement, but exclusive of those addressed in Section 4.11. As of the date of this Agreement, (a) none of Parent or any of the Transferred Entities has received any written notice from any insurer under any such insurance policies, canceling or materially adversely amending any such policy or denying renewal of coverage thereunder, and (b) all premiums on such insurance policies due and payable as of the date hereof have been paid. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by or on behalf of the Business provide adequate coverage for all normal risks incident to the Business and its properties and assets, except for any such failures to maintain such policies that, individually or in the aggregate, have not been, or would not reasonably be expected to be, material to the Transferred Entities, taken as a whole.
Section 4.16    Real Property.
(a)Section 4.16(a) of the Parent Disclosure Schedule lists, as of the date of this Agreement, the address of all real property owned as of the date of this Agreement by any Transferred Entity (the “Business Owned Real Property”). The applicable Transferred Entities have good and marketable fee simple title to all Business Owned Real Property owned by such entities, free and clear of all Liens, except Permitted Liens. Other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase any Business Owned Real Property or any portion thereof.
(b)Section 4.16(b) of the Parent Disclosure Schedule lists, as of the date of this Agreement, the addresses of all real property leased by any Transferred Entity, in each case, as the lessee (the “Business Leased Real Property”). Each lease pursuant to which the Transferred Entities hold the Business Leased Real Property (along with any applicable amendments thereto, the “Real Property Leases”) is legal, valid, binding, enforceable, and in full force and effect, subject to the Enforceability Exceptions and any Permitted Liens, and as of the date of this Agreement, no Transferred Entity has received any written notice from any lessor of such Business Leased Real Property of, nor to the Knowledge of the Sellers does there exist, any material default, event or circumstance that, with notice or lapse of time, or both, would constitute a material default by the party that is the lessee or lessor of such Business Leased Real Property. The Sellers have delivered or made available to Purchaser true, complete and accurate copies of each of the Real Property Leases.
(c)No Person other than a Transferred Entity subleases, licenses or otherwise has the right to use or occupy the Business Owned Real Property or the Business Leased Real Property or any portion thereof. The Business Owned Real Property and the Business Leased Real Property constitute all of the material real property currently utilized by the Transferred Entities in the operation of the Business. There are no pending, or, to the Knowledge of the Sellers, threatened, appropriation, condemnation, eminent domain or other like proceedings or sales or other dispositions in lieu of condemnation, relating to any portion of the Business Owned Real Property. No Transferred Entity has mortgaged or deeded in trust any interest in any Business Owned Real Property or Business Leased Real Property.
Section 4.17    Intellectual Property; Data Privacy and Security.
(a)Section 4.17 of the Parent Disclosure Schedule sets forth a list as of the date hereof of all Business Registered Intellectual Property, in each case including, where applicable, (i) the record owner, (ii) jurisdiction, (iii) application number, (iv) registration number, (v) filing date and (vi) issue date. Each item of Business Registered Intellectual Property is subsisting in full force and has not expired, been cancelled, been allowed to lapse or not renewed, or been abandoned, and each item of Business Registered Intellectual Property is, to the Knowledge of the Sellers, valid and enforceable.
(b)At the Closing, taking into account and giving effect to all of the Ancillary Agreement, the Transferred Entities will own free and clear of all Liens, except Permitted Liens, all Business Intellectual Property, or otherwise have a valid license or the right to use all other Intellectual Property and IT Assets necessary to conduct the Business in substantially the same manner to those under which the Transferred Entities owned or had rights to such Intellectual Property and IT Assets immediately prior to the Closing, and such ownership or right to use such Intellectual Property or IT Assets will not be impaired by the execution, delivery and performance of this Agreement; in each case, (i) excluding Parent Names, which shall be subject to Section 6.15, and (ii) except to the extent that access rights and duration of access for IT Assets retained by the Sellers or their Affiliates (other than the Transferred Entities) are modified as reflected in the Ancillary Agreement.
(c)Except as set forth on Section 4.17 of the Parent Disclosure Schedule: (i) none of the material Business Intellectual Property is subject to any Order adversely affecting the use thereof or rights thereto by or of the Transferred Entities; (ii) there is no opposition or cancellation Action pending against the Transferred Entities concerning the ownership, validity or enforceability of any material Business Intellectual Property (other than Actions in the Ordinary Course of Business related to the application for any item of Business Registered Intellectual Property); (iii) there is no, and during the three (3) years prior to the date hereof, has not been any, infringement or misappropriation, or other violation, or any written allegation made by any Transferred Entity thereof, of any Business Intellectual Property; (iv) none of the Transferred Entities, Parent or any other member of the Parent Group has received any written notice during the three (3) years prior to the date hereof alleging that any of the Business operations infringe, misappropriate, violate or otherwise conflict with the Intellectual Property of any other Person, and (v) the products or services designed, developed, marketed, licensed or sold by the Transferred Entities and the conduct of the Business does not, and during the three (3) years prior to the date hereof, has not, infringed, misappropriated, violated or otherwise conflicted with the Intellectual Property of any other Person.
(d)All Business Employees and each other officer or individual independent contractor of the Transferred Entities, who participated in the development of any material Business Intellectual Property have executed and delivered to a Transferred Entity a Contract providing for the assignment by such Person to a Transferred Entity any Intellectual Property arising out of such Person’s employment by or engagement with a Transferred Entity, unless all right, title and interest in and to such Intellectual Property has transferred to a Transferred Entity by operation of Law.
(e)Each of the Transferred Entities, as applicable, has taken commercially reasonable steps to protect and maintain any material trade secrets and material proprietary confidential information included in the Business Intellectual Property. No such material trade secrets or material proprietary confidential information included in the Business Intellectual Property has been disclosed to third parties other than as authorized by a Transferred Entity and to employees, contractors, consultants, Representatives and agents of the Transferred Entities, in each case, subject to written confidentiality agreements or other obligations of confidentiality. To the Knowledge of the Sellers, no such confidentiality agreements have been breached or violated.

(f)The Transferred Entities do not incorporate any software that is licensed, distributed or made available under the terms of any license that is currently recognized as an “open-source software license” by the Open Source Initiative into software owned by any Transferred Entity in a manner that will require the disclosure to any Person of any material source code owned by any Transferred Entity that embodies Business Intellectual Property.
(g)None of the software products constituting Business Intellectual Property that are made available to customers of the Business (i) contain any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such products, or (ii) fail to comply in any material respect with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such products, except, in each case, as would not reasonably be expected to be material to the Transferred Entities, taken as a whole.
(h)The IT Assets are sufficient in all material respects for the needs of the Business as currently conducted, and the IT Assets and the Transferred Entities’ related procedures and practices and any and all security and disaster recovery arrangements, including those pertaining to the back-up and recovery of data and information, are operated and maintained in accordance with reasonable standards and practices in all material respects. Without limiting the foregoing, the Transferred Entities and the Sellers (solely with respect to the Business) have taken reasonable steps and implemented reasonable procedures designed to ensure that the IT Assets are free from malicious code and otherwise safeguard the security and integrity of the IT Assets, including by implementing security patches or upgrades that are generally available for the IT Assets in the Ordinary Course of Business. There has been no failure or other substandard performance of the IT Assets during the three (3) years prior to the date hereof which has caused any material disruption to the Business. During the three (3) years prior to the date hereof, neither the Transferred Entities nor the Sellers (with respect to the Business) has suffered any material data loss, business interruption, or other material harm as a result of, any malicious code intentionally designed to permit (i) unauthorized access to a computer or network, (ii) unauthorized disablement or erasure of software, hardware or data, or (iii) any other similar type of unauthorized activities.
(i)The IT Assets operate and perform in all material respects as needed by the Transferred Entities to conduct the Business as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Transferred Entities have implemented and maintained reasonable controls, policies, procedures, and safeguards designed to maintain and protect the confidentiality, integrity and security of the IT Assets, Personal Data and other Company Data used in connection with the Business and during the three (3) years prior to the date hereof, the Business has not suffered any breaches, violations, outages, or unauthorized Processing of the same that (i) had any material impact on the operation of the Business (ii) has not been fully remediated, or (iii) required notification to be provided to any Governmental Entity or Person (each, a “Security Incident”), nor have the Sellers notified any Governmental Entity or other Person of any Security Incident. To the Knowledge of the Sellers, no third party has experienced, or made or has been required to make any notifications under any applicable Data Protection Requirements (defined below) in connection with any Security Incident.
(j)The Transferred Entities are, and have been since the date that is three (3) years prior to the date hereof, in compliance in all material respects with (i) all applicable Laws in all relevant jurisdictions relating to the Processing of Personal Data, data privacy, data security and data breach notification, (ii) the Transferred Entities’ own Privacy Policies, (iii) the terms of any agreements to which any Transferred Entity is bound relating to the Processing of Personal Data by or on behalf of any Transferred Entity, and (iv) applicable industry or self-regulatory standards binding on the Transferred Entities (together, “Data Protection Requirements”). The Transferred Entities have obtained written agreements from all third parties that Process Personal Data or other Company Data for or on behalf of the Transferred Entities that satisfy the requirements of applicable Data Protection Requirements in all material respects, and to the Knowledge of the Sellers, no such third party is in material breach of any such agreement. The Transferred Entities have adopted and published Privacy Policies that accurately describe the privacy practices of the Transferred Entities, to any website and other applicable electronic platforms and no such disclosure or representation made or contained in any such Privacy Policy has been inaccurate, misleading, or deceptive (including by omission), in each case, except as would not reasonably be expected to be material to the Transferred Entities.
(k)During the three (3) years prior to the date hereof, no written notices have been received from, and no Action has been commenced or threatened in writing against any Transferred Entity by, any Person alleging a violation of any Data Protection Requirements. The consummation of the Transactions contemplated hereunder will comply in all material respects with the Data Protection Requirements.
Section 4.18    Environmental Matters.
(a)The Transferred Entities are in material compliance with all applicable Environmental Laws.
(b)The Transferred Entities hold all material Environmental Permits required under applicable Environmental Laws to permit the Transferred Entities to operate their assets in a manner in which they are now operated and maintained, each such Environmental Permit is in full force and effect, and the Transferred Entities are in material compliance with the terms and conditions of such Environmental Permits.
(c)There are no Actions pending or, to the Knowledge of the Sellers, threatened against the Transferred Entities, including Actions that would reasonably be expected to result in the revocation, termination or material adverse modification of any Environmental Permit, and the Transferred Entities have not received any unresolved written notice, in either case, alleging material noncompliance or material violations of any applicable Environmental Law.
(d)The Transferred Entities have not Released any Hazardous Material at or from any Business Owned Real Property, Business Leased Real Property, or, to the Knowledge of the Sellers, other site in material noncompliance or material violation of Environmental Laws or, to the Knowledge of the Sellers, in quantities or concentrations that currently require material remediation by the Transferred Entities under applicable Environmental Laws.
Section 4.19    Absence of Changes. Except as otherwise expressly set forth in this Agreement (including any reorganizations and transactions undertaken to facilitate the Sale), since the date of the Reference Statement and through the date of this Agreement, (i) there has not been any Effect that has had, or would have a Business Material Adverse Effect, (ii) there has not been any action taken by Parent or its Affiliates that, if taken during the period from the date of this Agreement through the Closing Date without Purchaser’s consent, would constitute a breach of Section 6.4(a)(ii), (iii), (v), (vi), (vii), (ix), (x), (xiii), (xv), (xvi), (xix), (xx), or (xxi), and (iii) the Business has been operated in the Ordinary Course of Business in all material respects.
Section 4.20    Affiliate Matters. As of the date hereof, except (a) the Business Benefit Plans and (b) Contracts between or among the Transferred Entities, none of the members of the Parent Group or any Affiliate (other than the Transferred Entities), partner, member, officer, director or key employee of the Parent Group or Transferred Entities or any individual in such partner’s, member’s, officer’s, director’s or key employee’s immediate family is party to any Contract or involved in any business arrangement with any Transferred Entity.
Section 4.21    Intercompany Arrangements. Except for any Contracts to be terminated pursuant to Section 6.9 and Contracts that are not necessary for Purchaser to conduct the Business in all material respects in the Ordinary Course of Business as it is conducted as of the date of this Agreement, and other than Contracts to provide the services that are to be provided in accordance with the Ancillary Agreement, Section 4.21 of the Parent Disclosure Schedule sets forth a list, as of the date hereof, of all Contracts between or among any Transferred Entity, on the one hand, and any member of the Parent Group, on the other hand.
Section 4.22    Significant Customers and Suppliers. Section 4.22 of the Parent Disclosure Schedule lists: (a) the ten (10) largest customers of the Business (measured by aggregate billings) during the fiscal year ended December 31, 2022 (the “Material Customers”) and (b) the ten (10) largest suppliers of materials, products or services to the Business (measured by aggregate dollars spent) during the fiscal year ended December 31, 2022 (the “Material Suppliers”). Except as disclosed in Section 4.22 of the Parent Disclosure Schedule or as would not have a Business Material Adverse Effect, as of the date of this Agreement, no Material Customer or Material Supplier has cancelled, terminated or adversely changed the pricing or other terms of its business relationship with the Transferred Entities since December 31, 2022, or notified in writing, or to the Knowledge of the Sellers, orally, the Transferred Entities since December 31, 2022 of any intent to do so.
Section 4.23    Inventory. Subject in each case to the Transferred Entities’ reserves in accordance with the Accounting Principles, all Inventory (a) usable (and not in excess of the needs of the Business) in the Ordinary Course of Business for the purposes for which intended, (b) to the Knowledge of the Sellers, consists, in all material respects, of a quality and quantity usable or saleable by the Business in the Ordinary Course of Business, (c) to the extent now on hand and purchased after the date of the Reference Statement, was purchased in the Ordinary Course of Business, and (d) has been valued in accordance with GAAP.
Section 4.24    Brokers’ Fees. Except as set forth on Section 4.24 of the Parent Disclosure Schedule, no broker, finder, investment banker or similar financial advisor is entitled to any brokerage fee, finders’ fee or other similar commission, for which any Transferred Entity would be liable in connection with the Transactions based upon arrangements made by Parent or any of its Affiliates.
Section 4.25    No Additional Representation or Warranties. Except as provided in this Article IV, neither Parent nor any of its Affiliates, nor any of their respective directors, officers, managers, employees, equityholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to Purchaser or its Affiliates regarding the Transferred Entities.

Article V

REPRESENTATIONS AND WARRANTIES
REGARDING PURCHASER
Except as set forth in the disclosure schedule delivered to Parent prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”), it being agreed that disclosure of any item in a specific section or subsection of the Purchaser Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Purchaser hereby represents and warrants to Parent as follows:
Section 5.1    Organization and Qualification. Purchaser and each Subsidiary of Purchaser that is a party to the Ancillary Agreement is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and Purchaser and each Subsidiary of Purchaser that is a party to the Ancillary Agreement has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case, except as would not have a Purchaser Material Adverse Effect.
Section 5.2    Authority Relative to This Agreement. Purchaser and each Subsidiary of Purchaser that is a party to the Ancillary Agreement has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreement and to consummate the Transactions. No vote or other approval of the stockholders of Purchaser is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreement or to consummate the Transactions, whether by reason of applicable Law, the Organizational Documents of Purchaser, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Parent, will constitute, and the Ancillary Agreement when executed and delivered by Purchaser or its applicable Subsidiaries, and, assuming the due authorization, execution and delivery of the Ancillary Agreement by the applicable Subsidiary of Parent, will constitute, a valid, legal and binding agreement of Purchaser and/or its applicable Subsidiaries, enforceable against Purchaser and/or such Subsidiaries in accordance with its terms, subject to the Enforceability Exceptions.
Section 5.3    Consents and Approvals; No Violations. No filing with or notice to, and no Permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Subsidiaries for the execution, delivery and performance by Purchaser and/or its Subsidiaries, as applicable, of this Agreement or the Ancillary Agreement or the consummation by Purchaser and/or its Subsidiaries, as applicable, of the Transactions, except (a) compliance with any applicable requirements of any Antitrust Laws, (b) compliance with any Permits relating to the Business, or (c) any such filings, notices, Permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not have a Purchaser Material Adverse Effect. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement or the Ancillary Agreement by Purchaser and/or its Subsidiaries, as applicable, nor the consummation by Purchaser and/or its Subsidiaries, as applicable, of the Transactions will (i) conflict with or result in any breach, violation or infringement of any provision of the respective Organizational Documents of Purchaser or its Subsidiaries, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Subsidiaries or any of their respective properties or assets are bound, or (iii) violate any Law applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not have a Purchaser Material Adverse Effect.
Section 5.4    Litigation. Other than as may arise under Antitrust Laws after the date hereof in regards to the Transactions, (a) there is no Action pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Subsidiaries, which if determined adversely to Purchaser would materially impair, prevent or materially delay, the ability of Purchaser to perform its obligations under this Agreement and the Ancillary Agreement or to consummate the Transactions, and (b) neither Purchaser nor any of its Subsidiaries is subject to any outstanding Order which would materially impair, prevent or materially delay, the ability of Purchaser to perform its obligations under this Agreement and the Ancillary Agreement or to consummate the Transactions.
Section 5.5    Brokers. Except as set forth in Section 5.5 of the Purchaser Disclosure Schedule, no broker, financial advisor, intermediary, finder or investment banker is entitled to any brokerage, finder’s, financial advisor’s or other fee or commission, or the reimbursement of expenses, directly or indirectly, from Purchaser or any of its Subsidiaries in connection with the Transactions.
Section 5.6    Financing. Purchaser has, as of the date hereof, and shall have at the Closing Date, sufficient cash, available lines of credit or other sources of immediately available funds to make payment of all amounts to be paid by it hereunder on and after the Closing Date.
Section 5.7    Solvency. Immediately after giving effect to the Transactions, Purchaser and each of its Subsidiaries will be solvent (in that both the fair value of their assets will not be less than the sum of their debts (including all debts, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed) and that the present fair saleable value of their assets will not be less than the amount required to pay their probable liability on their debts as they become absolute and matured). Immediately after giving effect to the Transactions, Purchaser and each of its Subsidiaries shall have adequate capital to carry on their respective businesses and will not have incurred and do not immediately plan to incur debts beyond their ability to pay as they become absolute and matured. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Purchaser or its Subsidiaries.
Section 5.8    Investment Decision. Purchaser is acquiring the Shares for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares. Purchaser acknowledges that the Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the

Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.
Section 5.9    No Foreign Person. Neither Purchaser nor the ultimate parent of Purchaser is a foreign Person (as defined at 31 CFR § 800.224) (a “Foreign Person”), no national or subnational governments of a foreign state hold a substantial interest (as such term is defined at 31 CFR § 800.244) in Purchaser or the ultimate parent of Purchaser, and no Foreign Person will obtain any right that would make the Transactions a covered transaction (as defined at 31 CFR § 800.213).
Section 5.10    Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Transferred Entities and the Business, which investigation, review and analysis were done by Purchaser and its Representatives. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of Parent, the Sellers, the Transferred Entities, their respective Affiliates or any of their respective Representatives (except the representations and warranties of Parent expressly set forth in Article III and Article IV (as modified by the Parent Disclosure Schedule) and the representations and warranties of Parent, the Sellers and the Transferred Entities set forth in the Ancillary Agreement, or the certificate delivered pursuant to Section 9.2(c)). Purchaser hereby acknowledges and agrees that, except as expressly set forth in this Agreement or in any Ancillary Agreement, none of Parent, the Sellers, the Transferred Entities, their respective Affiliates or any of their respective Representatives or any other Person will have or be subject to any Liability to Purchaser, its Affiliates or any of their respective Representatives or shareholders or any other Person resulting from the distribution to Purchaser, its Affiliates or their respective Representatives of, or Purchaser’s, its Affiliates’ or their respective Representatives’ use of, any information relating to Parent, the Sellers, the Transferred Entities or the Business, including any information, documents or material made available to Purchaser, its Affiliates or their respective Representatives, whether orally or in writing, in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the Transactions. Purchaser further acknowledges that no representative of Parent, the Sellers, the Transferred Entities or their respective Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement, any Ancillary Agreement or any certificate delivered pursuant hereto and thereto and subject to the limited remedies herein provided. Without limiting the terms hereof or of any Ancillary Agreements, or of any certificate delivered pursuant hereto or thereto, Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Transferred Entities and the Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.
Section 5.11    No Other Representations or Warranties. Purchaser acknowledges and agrees that, except for the representations and warranties of Parent contained in Article III and Article IV, none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes any representation or warranty, whether express or implied, with respect to the Business, Parent, the Transferred Entities or any Affiliate thereof, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or its Affiliates any of their respective Representatives by or on behalf of Parent or any Affiliate or Representative thereof. Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Parent, the Transferred Entities or any Affiliates thereof or the Business.
Article VI

COVENANTS OF THE PARTIES
Section 6.1    Access to Books and Records.
(a)From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, and subject to any restrictions contained in the confidentiality agreements to which Parent, the Sellers or any Transferred Entity is subject (in which case Parent shall use reasonable best efforts to make substitute access arrangements) and the requirements of applicable Laws, Parent shall, and shall cause the Sellers and Transferred Entities to, afford to Representatives of Purchaser reasonable access to the books and records of the Business (including all Tax Returns (but excluding any Parent Combined Tax Return) and supporting Tax documentation), under the supervision of the personnel of Parent or its Subsidiaries, during normal business hours consistent with applicable Law and in accordance with the procedures established by Parent, in each case, as is reasonably requested by Purchaser or its Representatives for any purpose reasonably related to the consummation of the Transactions contemplated hereby; provided, that (a) such access shall not unreasonably interfere with the conduct of the business of the Parent or its Subsidiaries; (b) such access may be modified in light of applicable COVID-19 Measures; (c) Purchaser shall not be permitted to conduct any sampling, non-visual investigation, or testing of any environmental media or building materials (including any commonly known as a Phase II) at any of Parent’s or its Subsidiaries’ properties or facilities; and (d) nothing herein shall require Parent and its Subsidiaries to provide access to, or to disclose any information to, Purchaser if such access or disclosure would be reasonably likely to (i) waive any legal privilege, (ii) be in violation of applicable Law or a Contract or legally binding obligation of confidentiality owing to a third-party by Parent or any of its Subsidiaries, (iii) disclose any non-financial trade secrets of Parent, the Sellers, the Transferred Entities or the Business, (iv) disclose information unrelated to the Business (including communications between Parent and the Transferred Entities related to the negotiation of this Agreement and the Transactions), or (v) if Parent or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, are adverse parties in a litigation, disclose any information that is reasonably pertinent thereto; provided, that, in the cases of clauses (i) or (ii), Parent shall and shall cause its Affiliates to, (x) notify Purchaser of the reason such information cannot be disclosed and (y) use reasonable best efforts to provide such information in a manner that does not jeopardize such privilege or confidentiality. Until the Closing, all information and documents provided pursuant to this Section 6.1(a) will be subject to the Confidentiality Agreement, and Purchaser acknowledges and agrees that it has and will continue to abide by, and will direct its Representatives to continue to abide by, the terms of such Confidentiality Agreement.
(b)Purchaser agrees that any access granted under Section 6.1(a) shall not interfere unreasonably with the operation of the Business or any other business of Parent or its Subsidiaries.
(c)Solely to the extent as may be reasonably required by Parent in connection with (x) the preparation or audit of Tax Returns and other documents governed by Section 8.2(b) or (y) the resolution of any Action (other than any Action that involves Purchaser, the Transferred Entities (for matters arising following the Closing) or the Transactions contemplated by this Agreement), Purchaser agrees to retain, and to cause the applicable Transferred Entities to (a) retain the books and records of each Transferred Entity or the Business relating to periods prior to the Closing Date and (b) upon reasonable prior written notice, afford Parent and its Representatives reasonable access to such books and records during normal business hours; provided, however, that Purchaser shall not be required to afford such access or disclose such information if, such access or disclosure would reasonably be likely to (i) waive any legal privilege, (ii) be in violation of applicable Law or a Contract or legally binding obligation of confidentiality owing to a third-party by Purchaser or any of its Subsidiaries, (iii) disclose any non-financial trade secrets, (iv) disclose information unrelated to the Business, or (v) if Parent or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, are adverse parties in a litigation, disclose any information that is reasonably pertinent thereto; provided, that, in the cases of clauses (i) or (ii), Purchaser shall and shall cause its Affiliates to, (x) notify Parent of the reason that such information cannot be disclosed and (y) use reasonable best efforts to provide such information in a manner that does not jeopardize such privilege or confidentiality; provided, further, that Purchaser shall, except for Tax Returns and other documents governed by Section 8.2(b), notify Parent in writing at least fifteen (15) days in advance of destroying any books and records prior to the seventh anniversary of the Closing Date in order to provide Parent with the opportunity to copy such books and records solely for the reasons set forth in clause (x) or clause (y) in this Section 6.1(c).
(d)From and after the Closing Date, Parent shall, and shall cause its Affiliates to, provide, upon reasonable prior written notice, Purchaser with copies of or access to any books and records during normal business hours that are materially related to the Business but cannot be reasonably separated from the books and records of the Retained Business using reasonable best efforts (such ability to separate such books and records as determined in the sole discretion of Parent) (collectively, the “Commingled Books and Records”); provided, however, that neither Parent nor its Affiliates shall be required to provide copies of or access to any Commingled Books and Records to the extent providing such copies or access would be reasonably likely to (i) waive any legal privilege, (ii) be in violation of applicable Law or a Contract or legally binding obligation of confidentiality owing to a third-party by Parent or any of its Subsidiaries, (iii) disclose any non-financial trade secrets of Parent, the Sellers, the Transferred Entities or the Business, (iv) disclose information unrelated to the Business (including communications between Parent and the Transferred Entities related to the negotiation of this Agreement and the Transactions), or (v) if Parent or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, are adverse parties in a litigation, disclose any information that is reasonably pertinent thereto; provided, that in the cases of clauses (i) or (ii), Parent shall and shall cause its Affiliates to, (x) notify Purchaser of the reason that such information cannot be disclosed and (y) use reasonable best efforts to provide such information in a manner that does not jeopardize such privilege or confidentiality; provided, that nothing in this Agreement shall limit any rights of discovery of Purchaser or its Affiliates. For the avoidance of doubt, prior to providing copies or access to Purchaser under this Section 6.1(d), Parent and any of its Affiliates shall be entitled to redact or remove any information in any Commingled Books and Records to the extent such information is solely related to the Retained Business.
Section 6.2    Confidentiality.
(a)The parties hereto expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing. The parties hereto expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms.
(b)For a period of five (5) years from the Closing Date, Parent shall, and shall cause its Affiliates to, hold in confidence any nonpublic information that is proprietary or competitively sensitive (“Sensitive Business Information”) to the extent contained in any Commingled Books and Records and relating to the Business; provided, that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Parent or any of its Affiliates from and after the Closing from a third-party source that is not known by Parent or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Parent or any of its Affiliates, (iii) to the extent used by Parent or any of its Affiliates to comply with the terms of this Agreement or the Ancillary Agreement or any other Contract between Parent or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Parent or any of its Affiliates without use of such Sensitive Business Information or (v) subject to the immediately following sentence, that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Parent shall reasonably promptly notify Purchaser in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use reasonable best efforts to cooperate with Purchaser, at Purchaser’s expense, to preserve to the extent reasonably practicable the confidentiality of such information. For the avoidance of doubt, nothing contained in this Agreement shall limit, restrict, require prior notice with respect to, or in any other way affect Parent or its Representatives communications with any Governmental Entity, or communications with any official or staff Person of a Governmental Entity, concerning matters relevant to such Governmental Entity. For the avoidance of doubt, nothing in this Section 6.2(b) shall prohibit Parent or any of its Affiliates from making disclosures regarding the Transactions to its equityholders, investors or prospective investors.
(c)For a period of five (5) years from the Closing Date, Purchaser shall, and shall cause its Subsidiaries (including the Transferred Entities) to, hold in confidence and not use for any purpose any Sensitive Business Information to the extent exclusively relating to the Retained Businesses; provided, that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Purchaser or any of its Affiliates from and after the Closing from a third-party source that is not known by Purchaser or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Purchaser or any of its Affiliates, (iii) to the extent used by Purchaser or any of its Affiliates to comply with the terms of this Agreement or the Ancillary Agreement or any other Contract between Purchaser or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Purchaser or any of its Affiliates without use of such Sensitive Business Information or (v) subject to the immediately following sentence, that Purchaser or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose. In the event that Purchaser or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Purchaser shall reasonably promptly notify Parent in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use reasonable best efforts to cooperate with Parent, at Parent’s expense, to preserve to the extent reasonably practicable the confidentiality of such information. For the avoidance of doubt, nothing contained in this Agreement shall limit, restrict, require prior notice with respect to, or in any other way affect Purchaser or its Representatives communications with any Governmental Entity, or communications with any official or staff Person of a Governmental Entity, concerning matters relevant to such Governmental Entity.
Section 6.3    Required Actions.
(a)Purchaser and Parent shall use reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable under any applicable Antitrust Laws to consummate and make effective in an expeditious manner the Transactions, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transactions, (ii) using reasonable best efforts to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions shall include furnishing all information reasonably required under any Antitrust Laws) required to be obtained or made by Purchaser or Parent or any of their respective Subsidiaries in connection with the Transactions, and (iii) using reasonable best efforts to execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.
(b)Prior to the Closing, to the extent not prohibited by applicable Law, Purchaser and Parent shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 6.2, to the extent not prohibited by applicable Law, each of Parent and Purchaser shall promptly consult with the other party to provide any necessary information with respect to (and, in the case of correspondence, provide the other party (or their counsel) copies of) all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Subject to the Confidentiality Agreement and Section 6.2, to the extent not prohibited by applicable Law, each party to this Agreement shall promptly inform the other party to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party of) any communication from any Governmental Entity or other such Person regarding the Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication or submission with or to any such Governmental Entity or other such Person. If any party to this Agreement or any Representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other party to this Agreement, an appropriate response to such request. Purchaser, on one hand, and Parent, on the other hand, shall not participate in any meeting with any Governmental Entity in connection with this Agreement or the Sale, or with any other Person in connection with any Action by a private party relating to any Antitrust Laws in connection with this Agreement or the Sale, or make oral submissions at meetings or in telephone or other conversations, unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. Purchaser and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Agreement as “outside counsel/in-house counsel only.” Such designated materials and any materials provided by Purchaser to Parent or by Parent to Purchaser pursuant to this Section 6.3, and the information contained therein, shall be given only to the outside legal counsel and in-house counsel of the recipient and shall not be disclosed by such outside counsel and in-house counsel to employees (other than in-house counsel), officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Parent, as the case may be) or its legal counsel; it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of the Business, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.
(c)Purchaser and Parent shall file or cause to be filed, as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, notifications under the HSR Act, and Purchaser and Parent shall file or cause to be filed, as promptly as practicable after the date of this Agreement, any other filings and/or notifications under applicable Antitrust Laws. Neither Purchaser nor Parent shall agree with or commit to any Governmental Entity not to consummate or to delay the consummation of the Transactions without the written consent of the other party, which consent shall not be unreasonably refused, conditioned or delayed.
(d)Purchaser shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under any Antitrust Laws. If any Action is instituted challenging the Transactions as violative of any Antitrust Laws, Purchaser and Parent shall use their reasonable best efforts to oppose or defend against such Action.
(e)Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 6.3 or otherwise in this Agreement shall require Purchaser or its Subsidiaries or Affiliates to (and Parent, the Sellers and the Transferred Companies shall not, and shall cause their Subsidiaries and Affiliates not to, without Purchaser’s prior written consent) (i) offer, propose, negotiate, agree to, commit to or effect, by consent decree, hold separate Order, or otherwise, the sale, divestiture or disposition of any businesses, product lines or assets of the Transferred Entities, Purchaser, or their respective Subsidiaries or Affiliates, (ii) otherwise take or commit to take any actions that after the Closing would limit Purchaser’s, the Transferred

Entities’ or their respective Subsidiaries’ or Affiliates’ freedom of action with respect to, or its or their ability to retain, any businesses, product lines or assets of the Transferred Entities, Purchaser, or their respective Subsidiaries or Affiliates or (iii) offer, propose, negotiate, agree to, commit to or effect any other remedy, condition, commitment or undertaking of any kind. Purchaser shall be responsible for all filing fees applicable to the Transactions under the HSR Act and other Antitrust Laws.
(f)Purchaser covenants and agrees that, from the date of this Agreement through the earlier of the Closing Date or the termination of this Agreement, Purchaser shall not, and shall cause its Subsidiaries not to, directly or indirectly, acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or Person or other business organization or division thereof, or, merge or consolidate with any other Person, if such transaction could reasonably be expected to prevent or cause a material delay in the satisfaction of the conditions contained in Article IX or the consummation of the Transactions.
Section 6.4    Conduct of Business.
(a)From the date of this Agreement through the earlier of the Closing and the termination of this Agreement, except (i) as otherwise required by this Agreement (including any actions, elections or transactions undertaken pursuant to Section 6.8 or Section 6.9), (ii) as required by Law, (iii) as disclosed in Section 6.4(a) of the Parent Disclosure Schedule or (iv) as otherwise consented to by Purchaser by prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall cause each of the Transferred Entities (and each of the Sellers to the extent related to the Business) to:
(i)(1) use reasonable best efforts to conduct the Business in the Ordinary Course of Business in all material respects and in compliance with applicable Law and (2) use reasonable best efforts to preserve intact the Business and maintain existing relations and goodwill with the customers, suppliers, lessors, employees and other significant business relationships of the Business (subject to any measures or limitations reasonably implemented in response to any COVID-19 Measures or any other epidemic, pandemic or disease outbreak consistent with past practice);
(ii)not (1) amend or permit the adoption of any amendment to its Organizational Documents, (2) adjust, split, combine, redeem, repurchase or otherwise acquire, subdivide or reclassify its outstanding Equity Interests or enter into any agreement with respect to the voting of any of its Equity Interests, or (3) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise to any Person other than a Transferred Entity (other than dividends that are paid in full prior to the Closing Date and consists only of cash);
(iii)not issue, grant, sell, pledge or dispose of, or agree to issue, grant, sell, pledge or dispose of, any Equity Interests (other than to the extent required under the terms in effect as of the date of this Agreement of any Seller Benefit Plan, Business Benefit Plan or Transferred Entity Benefit Plan or in connection with the settlement or exercise of any equity awards outstanding as of the date of this Agreement in the Ordinary Course of Business to the extent permitted under any Seller Benefit Plan or Transferred Entity Benefit Plan);
(iv)not enter into any interest rate, derivatives or hedging transaction (including with respect to commodities);

(v)not (1) incur, create, assume or otherwise become liable for any Indebtedness (other than Indebtedness that is usual and customary in the Ordinary Course of Business), including indebtedness for borrowed money, or guarantee any such indebtedness for borrowed money of any third party, issue or sell any debt securities, options, calls, warrants or other rights to acquire any debt securities of any Transferred Entity, guarantee any debt securities of any third party, or amend, modify or refinance any such indebtedness or (2) make any loans, advances or capital contributions to, or investments in, any other Person, in each case, other than intercompany indebtedness owing by one Transferred Entity to another Transferred Entity;
(vi)not (1) make any acquisition (whether by merger, consolidation or acquisition of Equity Interests or assets or otherwise) from a third party of any corporation, partnership or other business organization or division thereof or a material amount of the assets thereof (other than acquisitions of Inventory in the Ordinary Course of Business) or make any investment in any Person, (2) sell or dispose (whether by merger, consolidation or acquisition of Equity Interests or assets or otherwise) to a third party any Transferred Entity or any business line or material assets of the Transferred Entities; in the case of each of clause (1) and clause (2), except for acquisitions, investments or dispositions not to exceed $2,000,000 individually or $5,000,000 in the aggregate, or (3) incur, create or assume any Lien other than Permitted Liens or Liens that will be discharged by Parent prior to the Closing Date;
(vii)not enter into any joint venture or partnership;
(viii)not enter into any non-compete or similar Contract that would impair the conduct of the Business of the Transferred Entities in any jurisdiction;
(ix)not enter into any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;
(x)not enter into any new line of business;
(xi)except as may be required pursuant to any Business Benefit Plan, Seller Benefit Plan or Transferred Entity Benefit Plan as in effect on the date hereof or pursuant to applicable Law, not: (1) increase compensation or benefits of any Business Employee or Business Service Provider, other than in the Ordinary Course of Business in connection with (A) annual base salary or base wage increases (and any corresponding increases in target annual cash compensation opportunities that are tied to a percentage of base salary) for Business Employees whose annual cash compensation does not exceed $250,000 (“Non-Executive Employees”) (provided that any such increases are made in the Ordinary Course of Business and do not exceed 5% of base salary for any individual or 5% of all Non-Executive Employees’ base salaries in the aggregate) or (B) Non-Executive Employee promotions, provided that, with respect to any promotion of a Non-Executive Employee, the pay grade/band range applicable to such Non-Executive Employee’s position following such promotion is not greater than the pay grade/band range applicable to such position as of the date hereof, (2) grant any cash, equity or equity-based, change in control, transaction, retention, severance or termination pay or similar compensation to any current or former Business Employee or Business Service Provider, (3) adopt, enter into, materially amend or terminate any material Transferred Entity Benefit Plan or any Business Benefit Plan that in any way results in liability to

Purchaser or increases Purchaser’s obligations under Article VII below, except in connection with any action that would otherwise not be prohibited under the terms of this Section 6.4(a)(xi), (4) transfer the employment of any Business Employee such that the Business Employee is no longer a Business Employee, (5) transfer the employment of any employee such that the employee would become a Business Employee, (6) hire any new Business Employee, except the hire of employees in the Ordinary Course of Business (including to fill vacancies) where such hiring does not relate to an employee at or above the level of Director and/or with an annual base salary or base wages in excess of $250,000, or (7) terminate without cause the employment of any Business Employee with an annual base salary or base wages in excess of $250,000;
(xii)not enter into any Contract with a Labor Organization, or implement any mass layoffs or plant closings, including those that would trigger the notice requirements under an applicable WARN Act;
(xiii)not (1) implement, adopt or make any material change to its methods of financial accounting in effect on December 31, 2022, except as required by a change in, or to comply with, GAAP (or any interpretation thereof), (2) change its fiscal year or (3) make any material change in internal accounting controls or disclosure controls and procedures;
(xiv)except as set forth in the capital budget of the Transferred Entities made available to Purchaser prior to the date hereof and as set forth on Section 6.4(a)(xiv) of the Parent Disclosure Schedule, not commit or authorize any commitment to make any capital expenditures in excess of $3,000,000 in the aggregate in any calendar year;
(xv)not (1) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Transferred Entities or (2) dissolve, merge or consolidate with any other Person (except with respect to entities that are dormant as of the date hereof as set forth on Section 6.4(a)(xv) of the Parent Disclosure Schedule);
(xvi)in each case, unless such action solely involves a Parent Combined Tax Return, not: (1) make or change any Tax election, (2) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (3) change any annual Tax accounting period, (4) adopt or change any material method of Tax accounting, (5) file any material Tax Return in a manner that is materially inconsistent with past practice of such Transferred Entity or file any amended material Tax Return, (6) make any voluntary Tax disclosure with a Governmental Entity, (7) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement (other than pursuant to any agreement entered into in the Ordinary Course of Business and the principal purpose of which does not relate to Taxes), (8) enter into any closing agreement relating to any material Tax, (9) surrender any right to claim a material refund, credit or similar Tax benefit or (10) consent to any extension or waiver of the statute of limitations period applicable to any material Tax or Tax Return (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business);
(xvii)not (1) materially amend, renew, or modify any Business Material Contract that is not a Benefit Plan if in effect on the date of this Agreement, (2) voluntarily terminate or consent to the termination (other than in accordance with its terms) or cancel any Business Material Contract that is not a Benefit Plan or (3) enter into any Contract that if in effect on the date hereof would be a Business Material Contract that is not a Benefit Plan, other than, renewals in the Ordinary Course of Business;
(xviii)not cancel any material insurance policies, or fail to renew any material insurance policies upon expiration on substantially the same terms as those in place on the date of this Agreement, to the extent insurance policies on such terms are available on commercially reasonable terms, except in the case of insurance policies maintained by Parent on behalf of the Transferred Entities, any such action (or omission) shall be permitted to the extent it does not materially disproportionately impact the Business as compared to other businesses of Parent;
(xix)not commence, settle or compromise or otherwise voluntarily resolve any Action, or enter into any consent decree or settlement agreement with any Governmental Entity or any other third party, against or materially affecting the Business, in each case, other than settlements or compromises of any Action where the amount paid in settlement or compromise does not exceed $1,500,000 individually or $3,000,000 in the aggregate (it being agreed and understood that this clause (xix) shall not apply with respect to Tax matters, which shall be governed by Section 6.4(a)(xvi));
(xx)not sell, lease, license, assign, transfer or otherwise dispose of (whether by merger, stock or asset sale or otherwise) any material Business Intellectual Property, except non-exclusive license grants of Intellectual Property granted by the Transferred Entities in the Ordinary Course of Business;
(xxi)fail to maintain, abandon, or allow to lapse (including by failure to pay the required fees in any jurisdiction) any Business Registered Intellectual Property, other than in the Ordinary Course of Business regarding Business Registered Intellectual Property that is not material to the conduct of the Business;
(xxii)not create any new intercompany accounts or enter into any new intercompany loans the parties to which are Transferred Entities, in each case other than in the Ordinary Course of Business; and
(xxiii)not agree to, authorize or enter into any Contract obligating them to take any of the foregoing actions.
(b)Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Parent’s or any of its Affiliates’ (including the Transferred Entities’) businesses or operations prior to the Closing. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct Purchaser’s or any of its Affiliates’ businesses or operations.
Section 6.5    Consents. Parent and Purchaser shall, and shall cause their respective Subsidiaries to, use reasonable best efforts (i) to obtain any consents required from third parties in connection with the consummation of the Transactions under Business Material Contracts and (ii) transfer any Permits required to be transferred to or from a Transferred Entity in connection with the consummation of the Transactions; provided, that neither Parent nor any of its Affiliates shall have any obligation to make any payments or incur any Liability to obtain any consents of third parties or effect the transfers or arrangements contemplated by this Section 6.5, and the failure to receive any such consents or to effect any such transfers or arrangements shall not be taken into account in determining whether any condition to the Closing set forth in Article IX shall have been satisfied.
Section 6.6    Contact with Customers, Suppliers and Other Business Relations. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Purchaser hereby agrees that it is not authorized to and shall not (and shall not permit any of its Representatives or Affiliates to) discuss this Agreement or the Transactions with any employee, customer, supplier, distributor, financing source, lender or other material business relation of Parent, any Seller, any Transferred Entity or any of their Affiliates without the prior written consent of Parent; provided, that, with respect to any such contact with any employee or supplier, such consent of Parent shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, nothing in this Agreement shall prohibit Purchaser from communicating with Purchaser’s employees, customers, suppliers, distributors, financing sources, lenders or other material business relations in Purchaser’s ordinary course of business consistent with past practice.
Section 6.7    Public Announcements. No party to this Agreement nor any Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the Transactions without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law or stock exchange rules, or (b) to the extent the contents of such press release or announcement have previously been released publicly by a party hereto or are consistent in all material respects with materials or disclosures that have previously been released publicly without violation of this Section 6.7. The parties hereto agree that the initial press release to be issued with respect to the execution of this Agreement shall be in the form heretofore agreed to by Parent and Purchaser.
Section 6.8    Intercompany Accounts; Cash.
(a)At or prior to the Closing, (i) all intercompany accounts (including those set forth on Section 6.8 of the Parent Disclosure Schedule), between any member of the Parent Group (other than the Transferred Entities), on the one hand, and any Transferred Entity, on the other hand, shall be settled or otherwise eliminated, it being understood that, from and after the Closing, Purchaser and the Transferred Entities shall have no obligation or liability with respect to the intercompany accounts set forth on Section 6.8 of the Parent Disclosure Schedule, and (ii) without limiting the provisions of Section 8.14, any and all Cash of the Transferred Entities may be extracted from the Transferred Entities by the Sellers or other Affiliates of Parent (including, for the avoidance of doubt, through cash sweeps, dividend payments, distributions, share redemptions, recapitalizations, and the settling of intercompany loans accounts), in the case of each of clause (i) and clause (ii), in such a manner as Parent shall reasonably determine in its sole discretion.
(b)For the avoidance of doubt, (i) other than as set forth in Section 8.14, intercompany accounts between and among any of the Transferred Entities shall not be required to have been eliminated on the Closing Date and (ii) trade accounts payable and receivable between any Transferred Entity, on the one hand, and any member of the Parent Group (other than the Transferred Entities), on the other hand, created in the Ordinary Course of Business, shall not be required to have been eliminated on the Closing Date.
Section 6.9    Termination of Intercompany Arrangements. Effective at the Closing, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, by any member of the Parent Group (other than the Transferred Entities), on the one hand, and any Transferred Entity, on the other hand, that are not otherwise covered under Section 6.8, shall be terminated without any party having any continuing obligations or Liability to the other, except for (a) this Agreement and the Ancillary Agreement and (b) the other arrangements, understandings or Contracts listed in Section 6.9 of the Parent Disclosure Schedule.
Section 6.10    Insurance; Director and Officers Indemnification and Insurance.
(a)Insurance Policies.
(i)Prior to the date hereof, Parent or its Affiliates (other than the Transferred Entities) have maintained insurance coverage provided by third-party insurers (including insurance for property, commercial general liability, commercial automobile, workers compensation, employers liability, excess and umbrella liability, employment practices liability, fiduciary liability, products liability, crime and cyber) for Liabilities of the Business and the Transferred Entities arising out of occurrences or claims made on or prior to the Closing Date, whether or not reported to the relevant insurer, or otherwise for claims or occurrences that would be covered under such policies or with respect to insurance policies primarily for the benefit of a Transferred Entity (the “Parent Occurrence Policies and each, a “Parent Occurrence Policy”) (and any such claims under a Parent Occurrence Policy, the “Insurance Claims” and each, an “Insurance Claim” ). After the Closing Date, upon request of Purchaser, Parent or its applicable Affiliates shall use reasonable best efforts (including filing claims on behalf of the Business) to facilitate coverage under the relevant Parent Occurrence Policy for applicable Insurance Claims in substantially the same manner as similar claims were processed prior to the Closing Date, with such coverage determination to be governed by and construed in accordance with the terms and conditions of the relevant Parent Occurrence Policy. In the event that (A) Parent or its applicable Affiliates receive any proceeds of a Parent Occurrence Policy with respect to any Insurance Claim covered thereby, and (B) the amount or loss subject to such claim has been paid or incurred by the Business, Parent or its applicable Affiliates shall promptly pay or reimburse Purchaser with respect to the amount so paid or incurred by the Business in accordance with this Section 6.10(a).
(ii)Purchaser shall reimburse Parent or its applicable Affiliates for any third-party out-of-pocket administrative and processing fees or other similar third-party out-of-pocket costs and expenses imposed by the insurer and paid by them specifically relating to the submitted Insurance Claims and the processing thereof (the “Reimbursed Amounts”). The parties hereto agree that (A) Parent will invoice Purchaser on a monthly basis for all Reimbursed Amounts paid or incurred by Parent or its applicable Affiliates with appropriate supporting details, and (B) Purchaser will pay the amount reflected on such invoices as promptly as practicable and in any event within twenty (20) Business Days of receipt of any such invoice with appropriate supporting details.
(iii)In the event that, after the Closing, a Transferred Entity or any of its Affiliates or Representatives, in each case, takes or fails to take any action that results in the Parent Occurrence Policy not being available for any reason with respect to any Insurance Claim, Parent shall as promptly as practicable notify Purchaser in writing as to what action or failure of action caused a suspension of coverage. Purchaser shall have forty-five (45) days to cause the applicable Transferred Entity to remedy such action or failure of action. If no remedy has been effected at the end of such forty-five (45)-day period (or such longer period as may be agreed in writing by the parties hereto acting reasonably), then Parent’s or its applicable Affiliates’ obligations pursuant to this Section 6.10(a) solely with respect to such Insurance Claim shall terminate and be of no further force and effect. Purchaser acknowledges and agrees that (A) in no event shall Parent or any of its Affiliates be required to pay, or be held responsible for, any self-insured retention amounts or deductibles payable with respect to any Insurance Claim, and (B) the Business shall be responsible for all self-insured retention amounts and deductibles payable with respect to any Insurance Claim.
(iv)Purchaser acknowledges that effective as of the Closing Date, Parent or its Affiliates intend to remove the Business and the Transferred Entities from the Parent Occurrence Policies to the extent that the Parent Occurrence Policies relate to any occurrences first arising at any time after the Closing Date. Accordingly, Purchaser acknowledges that coverage under the Parent Occurrence Policies will not be available to the Transferred Entities with respect to any injury, loss, or damage that the Transferred Entities or any third party may suffer as a result of any act, omission, occurrence, fact, or circumstance to the extent occurring with respect to any period after the Closing Date. The parties hereto will (and will cause their Affiliates to) use reasonable best efforts to structure for Tax purposes any payments between them provided for in this Section 6.10(a) in a manner that is Tax-efficient for the parties and their Affiliates.
(b)Director and Officers Indemnification and Insurance.
(i)Purchaser and Parent agree that all rights to indemnification, advancement of expenses and exculpation from liability for or in connection with acts or omissions occurring at any time prior to or on the Closing Date (including in connection with this Agreement and the Transactions), that exist as of the date hereof in favor of any Person who prior to or on the Closing Date is or was a current or former director, manager or officer of a Transferred Entity, and any “Insured Person” as that term is used in the Swiss Re Corporate Solutions America Insurance Corporation Executive and Enhanced Organization Liability Policy maintained by Parent (each, a “D&O Indemnified Person”), including as provided in the Organizational Documents of a Transferred Entity, will survive the Closing and will continue in full force and effect for the six-year period following the Closing Date. In furtherance (and not in limitation) of the foregoing, for the six-year period following the Closing Date, Purchaser will cause the Transferred Entities to, and the Transferred Entities will maintain in the Organizational Documents of each of the Transferred Entities provisions with respect to indemnification, advancement of expenses and exculpation from liability that in each such respect are at least as favorable to each D&O Indemnified Person as those contained in each Transferred Entity’s respective Organizational Documents, as applicable, as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any D&O Indemnified Person.
(ii)If Purchaser or any Transferred Entity (or any of its successors or assigns) (a) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (b) transfers all or substantially all of its properties and assets to any other Person (including by dissolution, liquidation, assignment for the benefit of creditors or similar action), then, and in each such case, proper provision will be made so that such other Person fully assumes the obligations set forth in this Section 6.10(b).
(iii)The provisions of this Section 6.10(b) will survive the Closing. This Section 6.10(b) will be for the irrevocable benefit of, and will be enforceable by, each D&O Indemnified Person and his or her respective heirs, executors, administrators, estates, successors and assigns, and each such Person will be an express intended third party beneficiary of this Agreement for such purposes. Purchaser will pay, or will cause the Transferred Entities to pay, as and when incurred by any Person referred to in the immediately preceding sentence, all reasonable fees, costs, charges and expenses (including attorneys’ fees and expenses) incurred by such Person in enforcing such Person’s rights under this Section 6.10(b). The obligations under this Section 6.10(b) will not be terminated, revoked, modified or amended in any way so as to materially and adversely affect any Person referred to in the second sentence of this Section 6.10(b)(iii) without the written consent of such Person. With respect to any right to indemnification or advancement for actual or claimed acts or omissions occurring prior to or on the Closing Date (including in connection with this Agreement and the Transactions), each Transferred Entity, as applicable, will be the indemnitor of first resort, responsible for all such indemnification and advancement that any D&O Indemnified Person may otherwise have from any direct or indirect stockholder or equity holder of any of the Transferred Entities (or any Affiliate of such stockholder or equity holder) and without right to seek or obtain subrogation, indemnity or contribution; provided, that nothing in the foregoing clause, or otherwise in this Section 6.10(b), shall be interpreted to limit or otherwise impair the rights of the Purchaser or the Transferred Entities under Section 6.10(a). Purchaser further agrees that no advance or prepayment by any Person other than the applicable Transferred Entity or Transferred Entities as the primary indemnitor on behalf of any D&O Indemnified Person with respect to any claim for which such D&O Indemnified Person has sought indemnification or advancement from any of the Transferred Entities will affect the foregoing and that any such secondary indemnitor will have a right of contribution and/or be subrogated to the extent of such advancement or payment to all the rights of recovery of the D&O Indemnified Person against the Transferred Entities and Purchaser, and Parent shall cause the Transferred Entities to hereby irrevocably release any such secondary indemnitor from, and irrevocably waive and relinquish any right to assert against any such secondary indemnitor, any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof, effective as of the Closing Date. Each of Purchaser and the D&O Indemnified Persons agree that the secondary indemnitors are express third party beneficiaries of this Section 6.10(b)(iii).
Section 6.11    Litigation Support. Following the Closing, in the event and for so long as Parent, Purchaser or any of their respective Affiliates is prosecuting, contesting or defending any Action, investigation, charge, claim, or demand by or against a third party (other than an Action brought against or by the other party hereto or any Affiliate of such party or an Action brought against or by any Governmental Entity or relating to Antitrust Laws) or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or loss in connection with (a) any Transactions or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business or the Transferred Entities, each of Parent and Purchaser shall, and shall cause its respective Affiliates (and its and their respective officers and employees, and shall use its reasonable best efforts to cause its and their other Representatives) to, cooperate with the other party and its and their counsel in such prosecution, contest or defense, including, upon reasonable request, making available its personnel, participating in meetings, providing such testimony and access to their books and records and taking such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense.
Section 6.12    Misallocated Assets and Misdirected Payments.
(a)If, following the Closing, any right, property or asset that is part of the Retained Businesses is found to have been transferred to Purchaser, the Transferred Entities or their Affiliates in error, Purchaser shall use reasonable best efforts to transfer, or cause its applicable Affiliate to transfer, such right, property or asset to the applicable member of the Parent Group as soon as practicable, without the payment of any further consideration thereof. Until such time that Purchaser transfers any such right or asset that constitutes Intellectual Property in accordance with this Section 6.12(a), Purchaser, on behalf of itself and its Affiliates, hereby grants to the Parent Group a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sub-licensable and transferable right and license (or sub-license, as the case may be) to fully use, practice and otherwise exploit such Intellectual Property, as applicable, effective as of the Closing.
(b)If, following the Closing, any right, property or asset that is part of the Business is found to have been transferred to or retained by a member of the Parent Group in error, either directly or indirectly, Parent shall use reasonable best efforts to transfer, or cause the applicable member of the Parent Group to transfer, such right, property or asset to Purchaser or its applicable Affiliate as soon as practicable, without the payment of any further consideration thereof. Until such time that Parent transfers any such right or asset that constitutes Intellectual Property in accordance with this Section 6.12(b), Parent, on behalf of itself and other members of the Parent Group, hereby grants to Purchaser and its Affiliates a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sub-licensable and transferable right and license (or sub-license, as the case may be) to fully use, practice and otherwise exploit such Intellectual Property, as applicable, effective as of the Closing.
(c)Except as otherwise provided in this Agreement or the Ancillary Agreement, following the Closing Date, (i) if any payments due with respect to the Business are paid in error to any member of the Parent Group, Parent shall, or shall cause the applicable member of the Parent Group to, promptly remit by wire or draft such payment to an account designated in writing by Purchaser and (ii) if any payments due with respect to the Retained Business are paid in error to Purchaser, the Transferred Entities or their Affiliates, Purchaser shall, or cause its Affiliates to, promptly remit by wire or draft such payment to an account designated in writing by Parent. Purchaser shall have the right and authority, from and after the Closing Date, to collect for its own account all receivables of the Business (the “Closing Receivables”) and to endorse with the name of the applicable Parent Group member on any checks or drafts received with respect to any Closing Receivables. The provisions of this Section 6.12 are not intended to, and shall not be deemed to, constitute an authorization by any party or its Affiliates to permit acceptance of service of process on its behalf, and, from and after the Closing, neither Purchaser nor any of its Affiliates shall be deemed to be the agent of the Parent Group for service of process purposes, and the Parent Group shall not be deemed to be the agent of Purchaser or any of its Affiliates for service of process purposes.

Section 6.13    Intellectual Property Chain of Title Corrections. Prior to the Closing, Parent agrees to use reasonable best efforts to file a name change at the United States Patent and Trademark Office and intellectual property offices or agencies in any other jurisdictions as necessary or otherwise correct the named owner in the public record of any Business Registered Intellectual Property, such that the title records at the applicable intellectual property offices and agencies properly reflect (or will reflect, after any such filing is processed) ownership of all such Business Registered Intellectual Property in the name of a Transferred Entity. Parent shall provide to Purchaser reasonable documentary evidence of any actions taken, and filings made, in connection with the foregoing prior to the Closing. In the event that any such filing to update the title records at the applicable intellectual property offices to name a Transferred Entity as the owner of record of the Business Registered Intellectual Property has not been filed at or prior to the Closing, Parent shall use reasonable best efforts to take such further action (including the execution and delivery of such further instruments and documents but excluding making any filings, which shall be the responsibility of Purchaser) as Purchaser may reasonably request, at the sole cost and expense of Parent, as necessary for Purchaser to complete such name change or correction following Closing.
Section 6.14    Local Law Requirements. Promptly following execution of this Agreement, the parties hereto shall use reasonable best efforts to cooperate to prepare any further transfer documents and agreements as may be required by the Law of any particular jurisdiction to consummate the Closing, it being understood by the parties hereto that the representations and warranties provided in this Agreement shall be the sole representations and warranties provided by Parent and its Affiliates with respect to the Transferred Entities.
Section 6.15    Parent Names.
(a)Except as expressly provided in this Section 6.15, neither Purchaser nor any of its Affiliates (including, from and after the Closing, the Transferred Entities) shall use, or have or acquire the right to use or any other rights in, any Marks of Parent or any of its Affiliates, including Parent’s logo and Marks containing the word “Carlisle” or any variations or derivatives thereof or any names, trademarks, service Marks or logos of Parent or any of its Affiliates, or any name, trademark, service Mark or logo that are confusingly similar to any of the foregoing (the “Parent Names”).
(b)Purchaser and its Affiliates may, solely for transitional use as reasonably necessary to continue to operate the Business, continue to use the Parent Names in substantially the same manner as used in the operation of the Business in the twelve (12) months prior to the date hereof. As soon as reasonably practicable, but in no event later than (i) one hundred eighty (180) days following the Closing Date, Purchaser shall, and shall cause its Affiliates to, file such documents and take, or cause to be taken, such necessary actions, to file with competent Governmental Entities to change the corporate names of the Transferred Entities and (ii) twelve (12) months following the Closing Date, remove, strike over, or otherwise cease all use of the Parent Names. Any use by Purchaser or any of its Affiliates under this Section 6.15 of any materials and assets that bear the Parent Names is subject to the use of such materials and assets in the form and manner, and with standards of quality, as in effect for such materials, assets and Parent Names as of the Closing Date. None of Parent or any of its Affiliates shall use the Parent Names in a manner that would reasonably be expected to reflect negatively on the Parent Names or on Parent or its Affiliates. Notwithstanding anything to the contrary, Purchaser and the Transferred Entities shall not be deemed to have violated this Section 6.15, even after the twelve (12) month period provided above by reason of (i) their use of equipment and other similar non-

public-facing articles used in the Business, notwithstanding that they may bear one or more of the Parent Names; (ii) the appearance of the Parent Names on any internal manuals, work sheets, operating procedures, other written or electronic data, materials or assets (including computer source code) that are used solely for internal purposes in connection with the Business; or (iii) the appearance of the Parent Names in or on any third party’s publications, marketing materials, brochures, equipment or products that were distributed in the Ordinary Course of Business or pursuant to a Contract prior to the Closing Date, and that generally are in the public domain, or any other similar uses by any such third party over which Purchaser has no control. Subject to a ten (10) Business Day cure period following written notice to Purchaser by Parent, Parent may terminate the foregoing license, effective immediately, if Purchaser or any of its Affiliates fails to comply with the foregoing terms and conditions in relation to the use of the Parent Names and does not cure such failure during such cure period. Following the Closing, each party shall, and shall cause its Affiliates to, not hold itself out as having any affiliation with the other party or any of its Affiliates (except with reference to the Transactions). Each of the parties acknowledges and agrees that the remedy at Law for any breach of the requirements of this Section 6.15(b) would be inadequate and agrees and consents that without intending to limit any additional remedies that may be available, Purchaser and its Affiliates shall be entitled to seek specific performance of the terms hereof and immediate injunctive relief and other equitable relief, without the necessity of proving the inadequacy of money damages as a remedy, and the parties further hereby agree to waive any requirement for the securing or posting of bond or other undertaking, in any action which may be brought to enforce any of the provisions of this Section 6.15(b). Notwithstanding the foregoing, Purchaser and its Affiliates have the right to use the Parent Names at all times after the Closing as permitted or required by Law (including any use not constituting trademark infringement) or “fair use” principles.
Section 6.16     Non-Solicitation; Non-Competition.
(a)Each member of the Parent Group shall not, and shall not permit, cause or encourage any of its respective Affiliates to, at any time prior to twenty-four (24) months from the Closing Date, directly or indirectly, except as set forth on Section 6.16(a) of the Parent Disclosure Schedule, solicit the employment or services of or hire in any capacity (whether as an employee, consultant, independent contractor or otherwise) any Transferred Business Employee or independent contractor of the Transferred Entities as of Closing or any Person who has been an employee or an independent contractor of the Transferred Entities within the twelve (12)-month period immediately preceding the Closing Date, without Purchaser’s prior written consent, unless such Person has (i) been terminated by Purchaser or any of its Affiliates subsequent to the Closing or (ii) voluntarily terminated such Person’s own employment or engagement with Purchaser or any of its Affiliates subsequent to the Closing and who has not been employed or engaged by any Transferred Entity for a period of at least six (6) months prior to the date of such hire, without Purchaser’s prior written consent. For purposes of this Section 6.16(a), the term “solicit the employment or services” shall not be deemed to include generalized searches for employees through media advertisements of general circulation, employment search firms, open job fairs or otherwise and not specifically directed at such Persons.
(b)As a material inducement to Purchaser entering into this Agreement, each member of the Parent Group shall not, and shall not permit, cause or encourage any of its respective Affiliates to, directly or indirectly (whether by itself, through an Affiliate or in partnership or conjunction with any other Person), at any time prior to five (5) years from the Closing Date (the “Non-Compete Period”), directly or indirectly, either for itself or for any other

Person, own, manage, control, participate in, consult with, render services for, permit its name to be used or in any other manner engage in all or any portion of the Business. For purposes of this Section 6.16(b), the term “participate” includes any direct or indirect interest in any enterprise, whether as an officer, director, employee, partner, sole proprietor, agent, Representative, independent contractor, seller, franchisor, franchisee, creditor, or owner; provided, that the foregoing activities shall not include (A) passive ownership of less than five percent (5%) of the stock of a publicly held corporation whose stock is traded on a national securities exchange or in the over the counter market, (B) the acquisition of an entity or business that engages in a business competitive with the Business as conducted as of the date hereof, so long as (x) the revenue from such competitive operations does not exceed the lesser of either $25,000,000 or ten percent (10%) of the total revenue of such entity or business (as applicable) and (y) Parent or its applicable Affiliate sells or otherwise divests each competitive operation within twelve (12) months following such acquisition (unless such acquisition occurs more than four years and six months after the Closing Date and such disposition would occur after the end of the five (5)-year period described in this Section 6.16(b), in which case Parent shall not be required to make such disposition), or (C) a Person’s continued employment by (or ownership in) any of the Transferred Entities and/or any of their Subsidiaries. During the Non-Compete Period, Parent shall not, and shall cause its Affiliates not to, directly or indirectly through another Person (i) solicit or service any customer, supplier, licensee, licensor or other business relation of the Transferred Entities (a “Business Client”) with respect to products or services that have been provided by the Transferred Entities, are currently being provided by the Transferred Entities or which the Transferred Entities are currently in the process of developing; or (ii) encourage, induce or solicit, or attempt to encourage, induce or solicit, any Business Client to cease doing business with the Transferred Entities.
Section 6.17    Resignations. Parent shall use its reasonable best efforts to deliver any resignations of the directors, managers, and officers of the Transferred Entities (effective as of the Closing Date) that are requested by Purchaser in writing no less than five (5) Business Days prior to the Closing Date.
Section 6.18    R&W Insurance Policy. In the event Purchaser or any of its Affiliates elects to obtain a representations and warranties insurance policy in respect of the representations and warranties contained in this Agreement or in any certificate or other instrument contemplated by or delivered in connection with this Agreement (such policy, a “R&W Insurance Policy” ), (a) except for the Parent R&W Expense Reimbursement, Purchaser shall be responsible for all premiums, underwriting fees, brokers’ commissions and other costs and expenses related to such R&W Insurance Policy, (b) such R&W Insurance Policy shall not provide for any “seller retention” (as such phrase is commonly used in the R&W Insurance Policy industry), (c) such R&W Insurance Policy shall expressly and irrevocably waive any claims of subrogation and contribution against Parent and the Sellers (except in the case of losses resulting from Fraud) (the “Subrogation Provision”), (d) such R&W Insurance Policy shall expressly provide that Parent and the Sellers are intended third-party beneficiaries of the R&W Insurance Policy and (e) none of Purchaser or any of its Affiliates shall amend, waive, modify or otherwise revise the Subrogation Provision of the R&W Insurance Policy in any manner adverse to Parent or Sellers without the prior written consent of Parent. Parent, the Sellers and the Transferred Entities shall reasonably cooperate with Purchaser with respect to Purchaser’s procurement of the R&W Insurance Policy.
Section 6.19    Exclusivity. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Parent shall not,

and shall cause its controlled Affiliates (including the Sellers) and other Representatives not to, directly or indirectly, (i) pursue, solicit, initiate, participate in, facilitate, encourage or otherwise enter into any discussions, negotiations, agreements or other arrangements regarding or which would reasonably be expected to lead to, a possible sale or other disposition (whether by merger, reorganization, recapitalization or otherwise) of all or any part of the Equity Interests or a material portion of the assets of the Transferred Entities with any other Person other than Purchaser or its Affiliates (an “Acquisition Proposal”), in each case, other than the Transactions, or (ii) provide any nonpublic information to any Person, other than Purchaser and its Affiliates, Representatives, agents and lenders, other than information which is provided in the Ordinary Course of Business to third parties where Parent, the Sellers, the Transferred Entities and their officers, directors and Affiliates have no reason to believe that such information may be utilized to evaluate any Acquisition Proposal. Parent shall, and shall cause its controlled Affiliates and other Representatives to, (a) immediately cease and cause to be terminated any and all contacts, discussions and negotiations with any Person other than Purchaser and its Affiliates and Representatives regarding any Acquisition Proposal conducted prior to the date of this Agreement; and (b) to the extent not prohibited by Law or Contract, promptly notify Purchaser if any Acquisition Proposal, or any inquiry or contact with any Person with respect thereto which has been made as of or prior to the date of this Agreement or is subsequently made, and the specific terms and conditions discussed or proposed. Without the prior written consent of Purchaser, Parent shall not, and shall cause the Sellers and Transferred Entities not to, release any Person from, or waive any provision of, any standstill agreement or confidentiality agreement to which Parent, any Seller or any Transferred Entity is a party. For the avoidance of doubt, nothing in this Section 6.19 is intended to restrict or limit Parent or any of its Affiliates (other than the Transferred Entities) from entering into, engaging in or consummating any transaction not involving the Transferred Entities or the Business.
Section 6.20    Notification of Certain Matters. Parent and Purchaser shall reasonably promptly notify each other of the receipt of (a) any written communication received from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (b) any Action commenced or, to its knowledge, threatened against Purchaser, Parent, the Transferred Entities, or their Affiliates (as applicable) that relates to the consummation of the Transactions; and (c) any inaccuracy or breach of any representation, warranty or covenant contained in this Agreement of which Parent or Purchaser (as applicable) has knowledge that would result in the failure of any of the conditions set forth in Article IX. The delivery of any notice pursuant to this Section 6.20 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party sending or receiving such notice.
Section 6.21    Transition Services Agreement. The parties agree that, on the Closing Date, Purchaser and Parent will enter into the Transition Services Agreement, in the form attached hereto as Exhibit B.
Article VII

EMPLOYEE MATTERS COVENANTS
Section 7.1    Continuation of Employment; TSA Employees. The Sellers shall, upon request of Purchaser at least ten (10) Business Days before the Closing Date, make available an updated version of Section 4.12(a) of the Parent Disclosure Schedule within five (5) Business Days before the Closing Date. As of the Closing Date, Purchaser shall continue or cause each of the Transferred Entities to continue to employ on the Closing Date its respective Transferred Entity Employees. Purchaser or an Affiliate thereof (including a professional employer organization or employer of record) shall make offers of employment to each TSA Employee, effective as of the termination or end of the applicable services period under the Transition Services Agreement, in such a manner that would not trigger any severance obligations under any Seller Benefit Plan and on the employment terms specified in Section 7.2 and in accordance with applicable law. In respect of the TSA Employees, all references in this Article VII to the “Closing” or the “Closing Date” shall be deemed to be references to the day on which such TSA Employee becomes an employee of Purchaser or an Affiliate thereof. Each such Business Employee whose employment continues with a Transferred Entity, including by operation of Law, or who receives an offer of employment by Purchaser or an Affiliate pursuant to this Section 7.1 shall be referred to herein as a “Transferred Business Employee”.
Section 7.2    Terms and Conditions of Employment. With respect to each Transferred Business Employee, Purchaser and its Affiliates shall take all actions reasonably necessary to provide or cause to be provided, for the period commencing on the Closing Date and ending on the earlier of (x) December, 31, 2024 or (y) the Transferred Business Employee’s termination of employment (the “Continuation Period”), (i) not less than the same hourly wage rate or base salary in effect for each such Transferred Business Employee immediately prior to the Closing, (ii)cash incentive compensation opportunities that are substantially comparable to those set forth on Section 7.2(i) of the Parent Disclosure Schedule (excluding, for the avoidance of doubt, equity and equity-based, retention, or transaction-based opportunities), as in effect for each such Transferred Business Employee immediately prior to the Closing, and (iii) employee benefits that are substantially comparable, in the aggregate, to those in effect with respect to each Transferred Business Employee immediately prior to the Closing (excluding the Excluded Benefits (as defined below) and any benefits under any defined contribution plan). For the avoidance of doubt, Purchaser and its Affiliates shall not be obligated to provide or provide any substitute or replacement plan or program for any of the following opportunities or plans to the Transferred Business Employees on the same basis as was provided to such employees immediately prior to the Closing: employee stock purchase plan participation, transaction or retention bonuses, long-term cash incentive opportunities, equity or equity-based incentives, deferred compensation plans, defined benefit pension plans, retiree life insurance, or supplemental retirement plans (the “Excluded Benefits”). Additionally, Purchaser agrees to provide, or cause one of its Affiliates to provide, each Transferred Business Employee, whose employment is terminated during the Continuation Period, subject to the Transferred Business Employee’s execution without revocation, of a general release of claims against Purchaser, Sellers and their respective Affiliates, (x) with respect to the Key Employees, by Purchaser or one of its Affiliates without cause or due to the Transferred Business Employee’s resignation for Good Reason or (y) with respect to any Transferred Business Employee that is not a Key Employee, by Purchaser or one of its Affiliates without cause, in either case, under circumstances triggering severance under the applicable arrangement, with severance and/or termination pay and benefits (i) (I) for Transferred Business Employees not covered by clause (II), that is substantially comparable to the severance and/or termination pay and benefits that each Transferred Business Employee would be eligible to receive under Purchaser’s severance guidelines, or (II) with respect to any Transferred Business Employees that are listed on Section 7.2(ii) of the Parent Disclosure Schedule, in accordance with the severance and/or termination pay and benefits set forth on Section 7.2(ii) of the Parent Disclosure Schedule, and (ii) if greater, as required by applicable Law. Notwithstanding the foregoing, Purchaser and its

Affiliates shall not be prohibited by this Section 7.2 from terminating the employment of any Transferred Business Employee following the Closing Date.
Section 7.3    Service Credit. As of and after the Transition Period End Date, to the extent permissible under the Purchaser Benefit Plan (if applicable) (as defined below), Purchaser shall, and shall cause its Affiliates (including, following the Closing Date, the Transferred Entities) to use reasonable best efforts to give each Transferred Business Employee full credit for all purposes under (a) any Transferred Entity Benefit Plans, and (b) each other benefit or compensation plan, program, policy or arrangement maintained or made available for the benefit of Transferred Business Employees as of or after the Closing by Purchaser or any of its Affiliates (including, following the Closing Date, the Transferred Entities) (excluding any Excluded Benefits) (such plans referenced in (b), the “Purchaser Benefit Plans” ), for such Transferred Business Employee’s service prior to the Closing with Parent and its applicable Affiliates (including the Transferred Entities) and their respective predecessors to the same extent as such service was recognized under the comparable Business Benefit Plan; provided, that such credit shall not be given to the extent that it would result in a duplication of benefits.
Section 7.4    Health and Welfare Coverages. To the extent permissible under the applicable Purchaser Benefit Plan, as of and after the Transition Period End Date, Purchaser and its Affiliates (including, following the Closing Date, the Transferred Entities) shall use reasonable best efforts to cause each Transferred Business Employee (and his or her eligible dependents) to be covered by health and welfare benefit plans, that do not limit or exclude coverage on the basis of any pre-existing condition of such Transferred Business Employee or dependent (other than any limitation already in effect under the corresponding Seller Benefit Plan or Transferred Entity Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable Business Benefit Plan.
Section 7.5    Accrued Vacation, Sick Leave and Personal Time. Purchaser shall, and shall cause its Affiliates to, honor all accrued but unused vacation, holiday pay, sick pay, personal time and other paid time off for all Transferred Business Employees.
Section 7.6    Seller Benefit Plans; Transferred Entity Benefit Plans. As of the Transition Period End Date, as applicable, the Transferred Entities shall cease to be participating employers in the Seller Benefit Plans and the Transferred Business Employees of the Transferred Entities shall cease to be active participants in the Seller Benefit Plans. Except as otherwise expressly provided in this Article VII, or as accrued on the Business Financial Statements, Purchaser shall not assume any obligations under, or Liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other Contracts, or related obligations pertaining to, any Seller Benefit Plan. For the avoidance of doubt, as of the Closing Date, Purchaser and its Affiliates shall assume, or shall cause the Transferred Entities to assume or retain, as the case may be, sponsorship of, and all Liabilities and other obligations with respect to, the Transferred Entity Benefit Plans. The Parent Group shall assume and retain all obligations under Section 4980B of the Code for all individuals who are “M&A qualified beneficiaries” (as such term is defined in Treasury Regulation Section 54.4980B-9).
Section 7.7    Stay Bonus Payments. Purchaser shall pay to the Transferred Entity Employees the retention, transaction or sale bonuses (including the employer portion of Taxes related thereto) (collectively, the “Stay Bonuses”) that are outstanding as of the date hereof and scheduled on Section 4.11(i) of the Parent Disclosure Schedule and owed to any such individuals, on the first regularly scheduled payroll date following the Closing. The parties understand acknowledge and agree that all amounts payable pursuant to this Section 7.7 shall be considered Transaction Expenses for purposes of this agreement.
Section 7.8    No Third-Party Beneficiaries. Without limiting the generality of Section 12.5, nothing in this Agreement is intended to or shall (a) be treated as an amendment to, or be construed as amending, or requiring any amendment to any Business Benefit Plan, Purchaser Benefit Plan, Transferred Entity Benefit Plan or other Benefit Plan, program or agreement sponsored, maintained or contributed to by any Seller, any Transferred Entity, Purchaser or any of their respective Affiliates, (b) prevent Purchaser or its Affiliates from terminating the employment of any Business Employee, or (c) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of any Seller, any Transferred Entity, Purchaser or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person other than the parties to this Agreement.
Article VIII

TAX MATTERS
Section 8.1    Purchase Price Allocation.
(a)For all applicable Tax and non-Tax purposes, Parent and Purchaser agree to (and agree to cause their respective Affiliates to) (1) allocate the Final Purchase Price and any other amounts treated as consideration for such Tax purposes among the Shares and (2) further allocate the Final Purchase Price and any other amounts treated as consideration for such tax purposes among the assets of the Transferred Entities treated for U.S. federal income Tax purposes as entities disregarded from their owners, in the case of each of clause (1) and clause (2), in accordance with the amounts and methodologies set forth on Exhibit C attached hereto (the “Purchase Price Allocation Schedule”).
(b)No later than sixty (60) days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.7, Purchaser shall deliver to Parent a proposed allocation of the Final Purchase Price and any other items that are treated as additional consideration for Tax purposes among the Shares and assets described in Section 8.1(a)(1) and (2), respectively, in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and the Purchase Price Allocation Schedule (“Purchaser’s Allocation”). If Parent disagrees with Purchaser’s Allocation, Parent may, within sixty (60) days after delivery of Purchaser’s Allocation, deliver a notice (“Parent’s Allocation Notice”) to Purchaser to such effect, specifying those items as to which Parent disagrees and setting forth Parent’s proposed allocation. If Parent’s Allocation Notice is duly and timely delivered, Parent and Purchaser shall, during the twenty (20) days following such delivery, use reasonable best efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Final Purchase Price (and other relevant amounts). If Parent and Purchaser are unable to reach such agreement, they shall promptly thereafter cause the Independent Accounting Firm to resolve any remaining disputes. Any allocation of the Final Purchase Price (and other relevant amounts) determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect and be consistent with the Purchase Price Allocation Schedule and the terms of this Agreement. Any costs and expenses of the Independent Accounting Firm incurred pursuant to this Section 8.1(b) shall be borne equally by Parent, on the one hand, and Purchaser, on the other hand. The allocation, as prepared by Purchaser if no Parent’s Allocation Notice has been timely given, as adjusted pursuant to any agreement between Parent and Purchaser or as determined by the Independent Accounting Firm pursuant to this Section 8.1(b) (the “Allocation”), shall be conclusive and binding on the parties. The Allocation shall be adjusted, as necessary, to reflect any subsequent payments treated as adjustments to the Final Purchase Price pursuant to Section 8.6. Any such adjustment shall be allocated, consistent with this Section 8.1(b), to the Equity Interests and/or asset or assets of the Transferred Companies to which such adjustment is attributable.
(c)Parent and Purchaser shall (and shall cause their respective Affiliates to) not take any position inconsistent with the Allocation on any Tax Return, in connection with any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. Law). In the event that the Allocation is disputed by any taxing authority, the party receiving notice of such dispute shall promptly notify the other party in writing of such notice and resolution of the dispute.
Section 8.2    Cooperation and Exchange of Information.
(a)Not more than thirty (30) days after the receipt of a request from Parent or Purchaser, as applicable, each of Purchaser and Parent shall, and shall cause its Affiliates to, provide to the other, a package of Tax information materials, including schedules and work papers, to enable Purchaser or Parent to prepare and file all Tax Returns required to be prepared and filed by it with respect to the Transferred Entities (including, for the avoidance of doubt, any Taxes imposed under Bulletin 7). Purchaser or Parent shall prepare such package completely and accurately and in good faith and, with respect to any such package prepared by Parent, in a manner consistent with Parent’s past practice.
(b)Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a Liability for Taxes or a right to refund of Taxes or (iii) conducting any Tax Proceeding, in each case with respect to the Transferred Entities or with respect to any Tax Return described in Section 8.10. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess. Each party hereto shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided. Notwithstanding anything to the contrary in this Agreement, (x) neither Parent nor any of the Sellers shall be required to provide any Person with any Tax Return or copy of any Tax Return or any other information, records or documents (i) of Parent or a member of the Parent Group or (ii) relating to a Tax Return that is a Parent Combined Tax Return (provided, that upon request, Parent shall provide a pro forma version of any such Parent Combined Tax Return or other information, records or documents showing the information that relates to the Transferred Entities (but not the information that does not relate to the Transferred Entities)) and (y) neither Purchaser nor any of its Affiliates shall be required to provide any Person with any Tax Return or copy of any Tax Return or any other information, records or documents of Purchaser or any of its Affiliates (other than any Tax Return or other information, records or documents that relates solely to a Transferred Entity).

(c)Each party hereto shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (i) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate and (ii) seven (7) years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense (provided, that any such notice must in any event be made in writing at least sixty (60) days prior to such disposition; provided, further, for the avoidance of doubt, that Parent shall have no obligation to offer Purchaser any Tax Returns or other documents not required to be provided under Section 8.2(b)).
(d)The Sellers shall file or cause to be filed, in a timely manner, all information and Tax Returns contemplated under applicable PRC Law (including pursuant to Bulletin 7) in connection with the indirect sale of CIT China pursuant to this Agreement, including this Agreement, the capital structure of CIT China before and after the transactions contemplated by this Agreement, and the financial statements of CIT China (the “Bulletin 7 Returns”) and such Bulletin 7 Returns shall be true, accurate and complete in all material respects. The Sellers shall timely pay or cause to be paid any Taxes imposed under Bulletin 7 as a result of the Sale and the other transactions contemplated by this Agreement to the appropriate PRC Governmental Entity, and shall as soon as reasonably practicable provide to Purchaser (i) copies of any related filings with any PRC Governmental Entity and (ii) evidence reasonably satisfactory to Purchaser of such payment. Notwithstanding anything to the contrary in this Agreement, Purchaser agrees and acknowledges that Purchaser and each of its Affiliates (including, after the Closing, each of the Transferred Entities) shall not make any filings with, communicate with, or approach any PRC Governmental Entity in relation to any aspects pertaining to any potential Tax liabilities under Bulletin 7 in connection with the Sale or the other transactions contemplated by this Agreement; provided, that Parent shall as soon as reasonably practicable provide to Purchaser copies of any written communications received from, and any filings or other written communications with, the relevant PRC Governmental Entity. If Purchaser or any of its Affiliates receive any notice, letter or other written or verbal query from or is otherwise contacted by any PRC Governmental Entity in respect of the potential Tax liability under Bulletin 7 or, if applicable, the Sellers’ Bulletin 7 tax reporting or filing in connection with the transactions contemplated under this Agreement, Purchaser or its Affiliates (including, after the Closing, each of the Transferred Entities), as applicable, shall notify Parent as soon as reasonably practicable of the same and provide copies of any written communications received from the relevant PRC Governmental Entity to Parent, and Purchaser and its Affiliates (including, after the Closing, each of the Transferred Entities) shall not respond without the express written consent of Parent. To the extent that Parent or the respective Seller is restricted or prohibited from directly responding to or defending such claim, Parent and the respective Seller shall have the right to control the conduct of any action in connection with responding to such claim, and Purchaser shall provide (or cause to be provided) reasonable assistance and take (or cause to be taken) such action in connection with responding to any such claim as Parent and the respective Seller may reasonably request from time to time, including the execution of powers of attorney.
Section 8.3    Preparation and Filing of Returns.
(a)Following the Closing, Parent shall, at its own expense, prepare or cause to be prepared any Tax Return (other than any Parent Combined Tax Return) that is required to be filed by or with respect to any of the Transferred Entities for any taxable period that ends on or before the Closing Date (such Tax Return, other than any Parent Combined Tax Return, a “Pre-Closing Tax Return”). In the case of Pre-Closing Tax Returns (but not, for the avoidance of doubt, Parent Combined Tax Returns) required to be filed after Closing, Parent shall prepare such Pre-Closing Tax Returns consistent with Parent’s past practice and shall provide drafts of such Pre-Closing Tax Returns to Purchaser for review and comment no less than thirty (30) days prior to the due date (including extensions) for timely filing of such Pre-Closing Tax Returns (or if the due date is within thirty (30) days of the Closing Date, as promptly as practicable after the Closing Date). With respect to any draft of such Pre-Closing Tax Returns, Parent shall consider in good faith any reasonable comments from Purchaser, but shall not be obligated to accept such comments unless Parent’s position is not supported by “more likely than not” (or greater level of comfort). Parent shall provide Purchaser the final drafts of such Pre-Closing Tax Returns no less than five (5) days prior to the due date (including extensions) for timely filing of such Pre-Closing Tax Returns (or, if the due date is within five (5) days of the Closing Date, as promptly as practicable after the Closing Date) and shall pay Purchaser the amount of the Indemnified Taxes reflected as due thereon.
(b)Parent shall have sole responsibility for any combined, consolidated, unitary or similar Tax Return that includes any member of the Parent Group, on the one hand, and any of the Transferred Entities, on the other hand (a “Parent Combined Tax Return”); provided, that (i) Parent shall prepare and file such Tax Returns in a manner consistent with its past practice in filing such Tax Returns (unless required otherwise by applicable Law) to the extent failing to do so would have a material and adverse effect on Purchaser or its Affiliates (including, for periods after the Closing, the Transferred Entities) and (ii) not later than thirty (30) days prior to the due date (including extensions) for filing any Parent Combined Tax Return, Parent deliver a pro forma version of such Tax Return, showing the information that relates to the Transferred Entities (but not the information that does not relate to the Transferred Entities), to Purchaser for Purchaser’s review. Parent shall bear and pay all Taxes associated with any Parent Combined Tax Return.
(c)Except for any Tax Return required to be prepared by Parent pursuant to Section 8.3(a) or Section 8.3(b), Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Transferred Entities. In the case of any such Tax Return for a Straddle Period (a “Straddle Period Tax Return”), Purchaser shall prepare or cause to be prepared such Straddle Period Tax Return in a manner consistent with past practices of the relevant Transferred Entity or its predecessor (or of Parent with respect to such Transferred Entity or its predecessor, as the case may be) unless required otherwise by applicable Law. Purchaser shall deliver to Parent for its review and approval (such approval not to be unreasonably withheld, conditioned, or delayed) a draft copy of such Straddle Period Tax Return at least thirty (30) days prior to the due date (including extensions) for timely filing of such Straddle Period Tax Returns (or (x) if the due date is within thirty (30) days of the Closing Date, as promptly as practicable after the Closing Date and (y) if such Tax Return is not an income Tax Return, as soon as reasonably practicable prior to the due date for timely filing); provided, that if Parent does not provide a written notice of objection to any such Straddle Period Tax Return within fifteen (15) days of Parent’s receipt of such Straddle Period Tax Return, then Parent shall be deemed to have approved such Straddle Period Tax Return. Notwithstanding anything to the contrary in this Section 8.3(c), Purchaser shall be entitled to file or cause to be filed any such Straddle Period Tax Return by the due date for such Straddle Period Tax Return; provided, that if Parent does not approve (or is not deemed to have approved) any such Tax Return pursuant to this Section 8.3(c) by such due date, then the parties shall cooperate in good faith to resolve any such dispute and, upon the resolution of such dispute, Purchaser shall amend such Straddle Period Tax Return in accordance with the parties’ resolution; provided, further, that if Purchaser files or causes to be filed any such Straddle Period Tax Return prior to Parent approving (or being deemed to approve) such Straddle Period Tax Return, Parent shall only be required to indemnify Purchaser for the amount of Indemnified Taxes with respect to such Straddle Period Tax Return agreed by Parent, until such dispute is resolved.
Section 8.4    Straddle Period. To the extent necessary to determine the allocation of Taxes of or with respect to the Transferred Entities in respect of a Straddle Period, (i) Taxes based on or measured by income, gain, gross or net sales, payroll, payments or receipts shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period based on an interim closing of the books as of the close of business on the Closing Date (and with respect to the allocation of Taxes attributable to any Transferred Entity that is or that holds an interest in a “controlled foreign corporation” within the meaning of Section 957 of the Code or any partnership or other pass-through entity, the amount of Taxes attributable to the Pre-Closing Tax Period shall be determined as if the taxable period of such controlled foreign corporation, partnership or other pass-through entity terminated as of the end of the Closing Date, and any Taxes that are attributable to economic activity of a Transferred Entity (or controlled foreign corporation or pass-through entity) occurring on or prior to the Closing Date that are imposed in connection with Sections 706, 951 or 951A of the Code shall be considered Taxes imposed on such entity and attributable to Pre-Closing Tax Periods with respect to such entity (even if such Taxes are imposed on an entity that is not a Transferred Entity in a taxable period (or portion thereof) beginning after the Closing)) and (ii) any other Taxes shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period on a per diem basis; provided, that all permitted allowances, credits, exemptions and deductions that are normally computed on the basis of an entire year period (such as depreciation and amortization deductions) shall accrue on a daily basis and shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in proportion to the number of days in each such period.
Section 8..5    Closing of Tax Period. The parties hereto shall, to the extent permitted or required under applicable Law, treat the Closing Date as the last day of the taxable period of the Transferred Entities for all Tax purposes. With respect to the preparation of any income Tax Return of or with respect to the Transferred Entities for any Straddle Period, the parties agree that: (i) all Transaction Tax Deductions shall be taken into account in the Pre-Closing Tax Period (and allocated solely to the Sellers with respect to the Pre-Closing Tax Period) to the maximum extent allowable by applicable Law, determined as if the Tax year ended on and included the Closing Date; (ii) any financing or refinancing arrangements entered into at any time by or at the direction of Purchaser or its Affiliates or any other transactions entered into by or at the direction of Purchaser or its Affiliates in connection with the Transactions shall not be taken into account in the Pre-Closing Tax Period; and (iii) any items of income, gain, loss and deduction of the Transferred Entities. attributable to transactions outside the Ordinary Course of Business on the Closing Date after the time of the Closing shall not be taken into account in the Pre-Closing Tax Period. Purchaser shall, to the extent permitted under applicable Law, cause the Transferred Entities to join Purchaser’s “consolidated group” (as defined in Treasury Regulations Section 1.1502-76(h)) effective on the day after the Closing Date. Purchaser’s consolidated group shall not elect to ratably allocate Tax items pursuant to Treasury Regulations Section 1.1502-76(b)(2)(ii).

Section 8.6    Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. Law), Parent, Purchaser, the Transferred Entities and their respective Affiliates shall treat any and all payments under Section 2.7, Section 8.11, and Article X as an adjustment to the purchase price for Tax purposes.
Section 8.7    Post-Closing Tax Covenant. Except as required by applicable Law or as contemplated or required by this Agreement, Purchaser shall not, and shall cause its Affiliates (including, after the Closing, the Transferred Entities) not to, (i) make any tax election with respect to any Transferred Entity, which election would be effective on or prior to the Closing Date, (ii) take any action on the Closing Date but after the Closing that is outside the Ordinary Course of Business with respect to the Transferred Entities or the Business, (iii) amend any Tax Return or election made in connection with such Tax Return with respect to any of the Transferred Entities for any Pre-Closing Tax Period, (iv) initiate or enter into any voluntary disclosure agreement or program with any taxing authority with respect to any Pre-Closing Tax Period, or (v) change any method of accounting for Tax purposes or Tax accounting period with respect to any Pre-Closing Tax Period.
Section 8.8    No Section 336 or Section 338 Election. Without the prior written consent of each of Parent and Purchaser, no election under Section 336 or Section 338 of the Code (or any election to similar effect for state, local or non-U.S. Tax purposes) shall be made with respect to the Transactions. Notwithstanding the foregoing, Purchaser may make an election under Section 338 of the Code with respect to Tri-Star Electronics (Europe) SAGL unless Parent provides, prior to the Closing Date, either (1) evidence reasonably satisfactory to Purchaser of consummation of a merger of Tri-Star Electronics (Europe) SAGL with and into Carlisle Interconnect Technologies Switzerland GmbH with Carlisle Interconnect Technologies Switzerland GmbH surviving or (2) a copy of IRS Form 8832 filed by Tri-Star Electronics (Europe) SAGL and evidence reasonably satisfactory to Purchaser of filing.
Section 8.9    Tax Contests.
(a)If a claim shall be made (or any Tax Proceeding otherwise initiated) by any taxing authority, that, if successful, could reasonably be expected to result in an indemnity obligation from Parent pursuant to Article X, Purchaser shall promptly notify Parent in writing (a “Tax Notice”) of such claim or Tax Proceeding (a “Tax Claim”); provided, that any failure to so notify or any delay in notifying Parent shall not relieve Parent of its obligations under Article X except to the extent that Parent is materially and adversely prejudiced by such failure or delay.
(b)With respect to any Tax Claim for any (i) Tax period ending on or prior to the Closing Date, (ii) Taxes imposed under Bulletin 7 and (iii) Straddle Period where the majority of the Taxes for such Straddle Period are allocable to Parent under the principles of Section 8.4 (each, a “Pre-Closing Tax Claim”), Parent shall have the right to control and conduct all proceedings and negotiations in connection with such Pre-Closing Tax Claim (including selection of counsel), and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Pre-Closing Tax Claim in any permissible manner; provided, that if Parent elects, in its sole discretion, to control and conduct the proceedings and negotiations in connection with any Pre-Closing Tax Claim, Parent shall, within ten (10) days of receipt of a Tax Notice with respect to such Pre-Closing Tax Claim, notify Purchaser in writing of its intention to control and conduct the proceedings and negotiations in connection with such Pre-Closing Tax Claim; provided, further, that if Parent chooses to sue for a refund then it shall first indemnify the Purchaser Indemnified Parties for the amount of Indemnified Taxes paid, and any subsequent refund of such Taxes shall be paid over to Parent pursuant to Section 8.11. For the avoidance of doubt, Purchaser shall be entitled to the same participation and consent rights as described in the subsequent sentences of this Section 8.9(b) in connection with any such refund suit. Purchaser or its designee shall have the right, at its expense, to participate in such proceedings and negotiations (including with counsel of its choice) in connection with any Pre-Closing Tax Claim that Parent elects to conduct and control pursuant to this Section 8.9(b) and Parent shall keep Purchaser fully informed (including by sharing any correspondence with taxing authorities with Purchaser and allowing Purchaser the opportunity to provide comments on any response from Parent which comments will be considered by Parent in good faith) and reasonably cooperate with Purchaser and its accountants and other Representatives in connection with such participation; provided, that Parent shall not settle any Pre-Closing Tax Claim (other than with respect to any Tax Return of a consolidated, combined, unitary or similar group that includes any member of the Parent Group (including any Parent Combined Tax Return)) without Purchaser’s written consent (such consent not to be unreasonably withheld, conditioned or delayed). In the case of any proceedings and negotiations in connection with any Pre-Closing Tax Claim that Parent does not elect to conduct and control pursuant to this Section 8.9(b) or in connection with any other Tax Claim for any Straddle Period, Purchaser may control, or cause its designee to control, and conduct such proceedings and negotiations in such manner as it may deem appropriate, and Parent shall have the right, at its expense, to participate in such proceedings and negotiations (including with counsel of its choice) and Purchaser shall keep Parent fully informed (including by sharing any correspondence with taxing authorities with Parent and allowing Parent the opportunity to provide comments on any response from Purchaser which comments will be considered by Purchaser in good faith) and reasonably cooperate with Parent and its accountants and other Representatives in connection with such participation; provided, that Purchaser shall not settle or abandon any such Tax Claim without Parent’s written consent (such consent not to be unreasonably withheld, conditioned or delayed).
(c)Notwithstanding anything to the contrary in this Agreement, Parent shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates (including, after the Closing, the Transferred Entities) shall be entitled to participate in, any Tax Claim with respect to (i) any Tax Return of Parent or a member of a Parent Group and (ii) any Parent Combined Tax Return; provided, that Parent shall not settle or otherwise resolve any such material Tax Claim in a manner that would disproportionately and materially adversely affect Purchaser or any of its Affiliates (including, for periods after the Closing, the Transferred Entities) without Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed) and Parent will use commercially reasonable efforts to keep Purchaser reasonably apprised of matters that would reasonably be expected to materially and adversely affect Purchaser or its Affiliates (including, for periods after the Closing, the Transferred Entities).
Section 8.10    Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, each of Purchaser, on the one hand and Parent, on the other hand shall be responsible for 50% of any sales, use, transfer, real property transfer, registration, documentary, conveyance, franchise, goods and services, stamp, value added or similar Taxes imposed on or payable in connection with the Transactions (“Transfer Taxes”). Purchaser shall prepare and file any Tax Return required to be filed with respect to any such Transfer Taxes and promptly provide a copy of such Tax Return to Parent. For the avoidance of doubt, Transfer Taxes shall not include any Taxes based on income, profits or gains (including for this purpose Bulletin 7 or any other indirect capital gains Taxes) incurred in connection with the Transactions contemplated by this Agreement.
Section 8.11    Refunds. Parent shall be entitled to retain, or receive prompt payment (but no later than fifteen (15) Business Days after receipt thereof or, with respect to a Tax Credit, no later than fifteen (15) Business Days after the filing of an applicable Tax Return reflecting a reduction in cash Taxes payable by Purchaser or any of its Affiliates due to utilization of such Tax Credit) from Purchaser of, any Tax refund or credit in lieu of a Tax refund (such credit, a “Tax Credit”) (including refunds and Tax Credits arising by reason of amended Tax Returns filed after the Closing Date or otherwise), including any interest paid or credited by a Governmental Entity with respect thereto, with respect to Indemnified Taxes or other indemnity obligations of Parent pursuant to Article X; provided that such payment shall be net of any costs and expenses (including Taxes) incurred by Purchaser or any of its Affiliates in obtaining or receiving such refund or Tax Credit and shall only include refunds or Tax Credits to the extent such refund or Tax Credit (i) was not taken into account in determining the Closing Purchase Price, (ii) is not attributable to a carryback of any losses, credits or other Tax attributes from any period (or portion thereof) beginning after the Closing Date, (iii) is not attributable to any losses, credits or other Tax attributes relating to Purchaser or its Affiliates (other than the Transferred Entities), (iv) is a refund of or Tax Credit with respect to Tax liabilities that were paid by or on behalf of the Transferred Entities prior to the Calculation Time, were specifically included in determining the Final Purchase Price (through Indebtedness, Transaction Expenses or Working Capital), or were paid by Parent pursuant to Article X, and (v) is not required to be paid over to any Person other than Parent or any of its Affiliates under any Contract entered into prior to the Closing to which any of the Transferred Entities is a party. If Parent determines that any Transferred Entity is entitled to file a claim for refund or an amended Tax Return providing for a refund with respect to Indemnified Taxes, then Purchaser will, if Parent so requests and solely at Parent’s expense, cause the relevant Transferred Entity to file or make such claim or amended Tax Return, including through the prosecution of any proceeding which Parent directs such Transferred Entity to pursue; provided, that in Purchaser’s reasonable judgment, filing or making such claim or filing such amended Tax Return would not reasonably be expected to result in any unreimbursed cost or adverse Tax consequences to Purchaser or any of its Affiliates (including the Transferred Entities). In the event any refund of any Tax or Tax Credit is subsequently disallowed or determined by a Governmental Entity to be an amount less than the amount taken into account to make a payment pursuant to this Section 8.11, Parent shall promptly return such excess to Purchaser, together with any applicable interest or penalties imposed by such Governmental Entity.
Section 8.12    Termination of Tax Sharing Agreements. All Tax sharing agreements or similar agreements between the Transferred Entities, on the one hand, and any member of the Parent Group, on the other hand, shall be terminated prior to the Closing Date, and, after the Closing Date, no Transferred Entity shall be bound thereby or have any liability thereunder.
Section 8.13    Pre-Closing Transfer. Notwithstanding anything to the contrary herein, at least two (2) days prior to the Closing, Carlisle Interconnect Technologies, Inc. shall (and shall cause its Subsidiaries to), pursuant to the steps set forth on Section 8.13 of the Parent Disclosure Schedule, transfer, directly or indirectly, the approximately 4% equity interest currently indirectly held in Carlisle Interconnect Technologies Holdings Limited, such that no Transferred Entity directly or indirectly holds any equity interests in Carlisle Interconnect Technologies Holdings Limited on the Closing Date.

Section 8.14    Settlement of Certain Intercompany Accounts. Prior to the Closing Date, Parent shall cause to be settled by means of cash payments any outstanding intercompany liabilities (i) owed by Carlisle Asia Pacific Ltd. to CIT China, (ii) owed by Carlisle Asia Pacific Ltd. to CMT China, and (iii) owed by Carlisle Interconnect Technologies Switzerland GmbH to CIT Mexico, in each case to the extent that the amount of such liabilities exceeds the amount of such liabilities attributable to a receivable that has been outstanding for less than sixty-five (65) days (such excess with respect to any Cash Transferred Entity, the “Excess Intercompany Amount”); provided, that for the avoidance of doubt, any unbilled intercompany accounts receivable and accounts payable balances associated with Accounting Standards Codification 606 that are included in such intercompany balances shall be excluded in determining the Excess Intercompany Amount. Following the cash settlement contemplated by the preceding sentence and prior to the Closing Date, Parent shall use reasonable best efforts to cause to be extracted to a Seller, in such manner as Parent may reasonably determine, any cash or cash equivalents of each Cash Transferred Entity in excess of its applicable Cash Transferred Entity WC Cash Amount.
Article IX

CONDITIONS TO OBLIGATIONS TO CLOSE
Section 9.1    Conditions to Obligation of Each Party to Close. The respective obligations of each party to effect the Sale shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:
(a)Regulatory Approvals. (i) All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, and any commitment to, or agreement with, any Governmental Entity to delay the consummation of, or not to consummate before a certain date, the Transactions, shall have expired or been terminated and (ii) all authorizations, consents, clearances and approvals required under the Antitrust Laws set forth on Schedule 9.1(a) shall have been obtained or deemed obtained and shall remain in full force and effect.
(b)No Injunctions. No Law or Order shall be in effect that makes illegal or prohibits, enjoins or otherwise prevents the consummation of the Transactions.
Section 9.2    Conditions to Purchaser’s Obligation to Close. Purchaser’s obligation to effect the Sale shall be subject to the satisfaction or waiver at or prior to the Closing Date of all of the following conditions:
(a)Representations and Warranties. (i) The representations and warranties of Parent set forth in Section 3.2 (Authority Relative to this Agreement) and Section 4.24 (Broker’s Fees) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty need only be true and correct on and as of such date); (ii) the representations and warranties of Parent set forth in Section 3.1 (Organization and Qualification), Section 3.4 (Ownership of Shares; Title), Section 4.1 (Organization of the Transferred Entities), Section 4.4 (Capitalization) and Section 4.14 (Sufficiency of Assets; Title to Assets) shall be true and correct in all but de minimis respects as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty need only be true and correct on and as of such date); and (iii) each of the other representations and warranties of Parent set forth in Article III and Article IV shall be true and correct as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty need only be true and correct on and as of such date), except in each case under this clause (iii) where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Business Material Adverse Effect; provided, that, solely for purposes of clause (iii), qualifications as to “materiality” and “Business Material Adverse Effect” contained in such representations and warranties shall be disregarded.
(b)Covenants and Agreements. Each of the respective covenants and agreements of Parent and the Sellers, as applicable, to be performed or complied with on or before the Closing Date in accordance with this Agreement shall have been performed or complied with by such Person in all material respects.
(c)Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by a duly authorized executive officer of Parent, certifying that the conditions specified in Section 9.2(a) and Section 9.2(b) have been satisfied.
(d)No Business Material Adverse Effect. Since the date hereof, there shall not have been any Business Material Adverse Effect.
Section 9.3    Conditions to Parent’s Obligation to Close. The obligations of Parent to effect the Sale shall be subject to the satisfaction or waiver at or prior to the Closing Date of all of the following conditions:
(a)Representations and Warranties. (i) The representations and warranties of Purchaser set forth in the first sentence of Section 5.1 (Organization and Qualification), Section 5.2 (Authority Relative to this Agreement), Section 5.5 (Brokers) and Section 5.6 (Financing) shall be true and correct in all but de minimis respects as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty need only be true and correct on and as of such date); and (ii) each of the other representations and warranties of Purchaser contained in Article V shall be true and correct as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty need only be true and correct on and as of such date), except in each case under this clause (ii) where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Purchaser Material Adverse Effect; provided, that, solely for purposes of this clause (ii), qualifications as to “materiality” and “Purchaser Material Adverse Effect” contained in such representations and warranties shall be disregarded.
(b)Covenants and Agreements. Each of the covenants and agreements of Purchaser to be performed or complied with on or before the Closing Date in accordance with this Agreement shall have been performed or complied with by Purchaser in all material respects.
(c)Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by a duly authorized executive officer of Purchaser, certifying that the conditions specified in Section 9.3(a) and Section 9.3(b) have been satisfied.

Section 9.4    Frustration of Closing Conditions. None of the Sellers, Parent or Purchaser may rely on the failure of any condition set forth in Section 9.1, Section 9.2 or Section 9.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Closing (subject to the applicable limitations set forth herein) and the other Transactions to occur at the Closing or due to the failure of such party to perform any of its other obligations under this Agreement.
Article X

INDEMNIFICATION
Section 10.1    Indemnification of the Purchaser Indemnified Parties.
(a)Obligation. From and after the Closing, Parent shall indemnify Purchaser and its Affiliates (including the Transferred Entities after Closing) and each of their respective officers, directors, stockholders, managers, members, partners, employees, agents, Representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) and hold each of them harmless from and against and pay on behalf of or reimburse any such Purchaser Indemnified Party in respect of any Loss (subject to any limitations set forth herein) which such Purchaser Indemnified Party may suffer, sustain or become subject to, as a result of, or arising out of, relating to or in connection with:
(i)the breach or inaccuracy of any Business Fundamental Representation or the corresponding representations and warranties in the certificate delivered by Parent pursuant to Section 9.2(c), as of the date of this Agreement or as of the Closing Date (except for any Business Fundamental Representation that expressly relates to any specified date, the inaccuracy in or breach of which will be determined with reference to such specified date), in each case, without giving effect to any limitation or qualification as to “materiality,” “material,” “Business Material Adverse Effect”, “Seller Material Adverse Effect” or similar qualifiers or monetary qualifiers to similar effect set forth in such representation or warranty for purposes of determining whether there is a breach and the Losses resulting from, arising out of or relating to such breach;
(ii)the breach, non-compliance or non-performance of any covenant or agreement of Parent, the Sellers or any of their respective Affiliates contained in this Agreement;
(iii)any Indemnified Taxes; or
(iv) the matters set forth on Section 10.1(a)(iv) of the Parent Disclosure Schedule.
(b)Limitations.
(i) The Purchaser Indemnified Parties acknowledge and agree that Parent will not be liable for indemnification pursuant to this Agreement in excess of the aggregate Final Purchase Price actually paid to Parent, other than for Fraud and the matters set forth on Section 10.1(a)(iv) of the Parent Disclosure Schedule, which shall be uncapped.
(ii)Notwithstanding anything to the contrary herein, the Purchaser Indemnified Parties acknowledge and agree that Parent will not be liable for indemnification pursuant to this Agreement for any Losses (i) to the extent taken into account in determining the Final Purchase Price (through Indebtedness, Transaction Expenses or Working Capital), (ii) resulting from any breach of the covenants in this Agreement (including Section 8.7) by Purchaser or its Affiliates (including, after the Closing, the Transferred Entities), (iii) resulting from any action taken by Purchaser or any of its Affiliates (including the Transferred Entities) on the Closing Date after the Closing outside of the Ordinary Course of Business, or (iv) relating to the amount, sufficiency or usability in any Post-Closing Tax Period of any net operating loss, capital loss, Tax basis or other Tax asset or attribute.
Section 10.2    Indemnification of the Parent Indemnified Parties.
(a)Obligation. From and after the Closing, Purchaser shall indemnify Parent and its Affiliates (other than the Transferred Entities) and each of their respective officers, directors, stockholders, managers, members, partners, employees, agents, Representatives, successors and assigns (collectively, the “Parent Indemnified Parties”) and hold each of them harmless against any Losses which any of them may suffer, sustain or become subject to, as the result of, arising out of, relating to or in connection with:
(i)the breach or inaccuracy of any Purchaser Fundamental Representation or the corresponding representations and warranties in the certificate delivered by Purchaser pursuant to Section 9.3(c), as of the date of this Agreement or as of the Closing Date (except for any Purchaser Fundamental Representation that expressly relates to any specified date, the inaccuracy in or breach of which will be determined with reference to such specified date), in each case, without giving effect to any limitation or qualification as to “materiality,” “material,” “Purchaser Material Adverse Effect” or similar qualifiers or monetary qualifiers to similar effect set forth in such representation or warranty for purposes of determining whether there is a breach and the Losses resulting from, arising out of or relating to such breach;
(ii)the breach, non-compliance or non-performance of any covenant or agreement of Purchaser contained in this Agreement; or
(iii) acts or omissions of the Business made by Purchaser or any of its Affiliates using the Parent Names pursuant to Section 6.15.
(b)Limitations. In no event shall the aggregate amount of all payments made by Purchaser in satisfaction of claims for indemnification pursuant to this Agreement exceed the Final Purchase Price actually paid to Parent, other than for Fraud, which shall be uncapped.
Section 10.3    Survival Periods. Subject to the limitations contained in this Article X, (i) the Business Fundamental Representations and the Purchaser Fundamental Representations shall survive the execution and delivery of this Agreement and the Closing until the date that is thirty-six (36) months after the Closing Date (the “Fundamental Representations Survival Date”), (ii) the indemnification obligation set forth in Section 10.1(a)(iii) and the covenants set forth in Article VIII (in each case, other than relating to Taxes imposed under Bulletin 7) shall survive the execution and delivery of this Agreement and the Closing until the date that is the 60th day after the expiration of the applicable statute of limitations (the “Tax Survival Date), (iii) the indemnification obligation set forth in Section 10.1(a)(iii) relating to Taxes imposed under Bulletin 7 shall survive the execution and delivery of this Agreement and the Closing until the date that is sixty (60) months after the Closing Date (the “Bulletin 7 Survival Date”), (iv) the

representations and warranties contained in this Agreement (other than the Business Fundamental Representations and the Purchaser Fundamental Representations) shall not survive the Closing, (v) other than as set forth in the foregoing clauses (ii) and (iii) (with respect to the indemnification obligation set forth in Section 10.1(a)(iii) and the covenants set forth in Article VIII), the covenants and agreements contained in this Agreement that are to be performed at or prior to the Closing shall survive the execution and delivery of this Agreement and the Closing until the date that is thirty (30) days after the Closing Date (such date, the “Pre-Closing Covenant Survival Date”) and all other covenants and agreements contained in this Agreement to be performed after the Closing shall survive the execution and delivery of this Agreement and the Closing until the date that is thirty (30) days after the full performance of such covenant in accordance with its terms (each such date, a "Post-Closing Covenant Survival Date”), (vi) the indemnification obligation set forth in Section 10.1(a)(iv) shall survive the execution and delivery of this Agreement and the Closing as set forth in Section 10.1(a)(iv) of the Parent Disclosure Schedule (the “Special Indemnity Survival Date”) and (vii) the indemnification obligation set forth in Section 10.2(a)(iii) shall survive the execution and delivery of this Agreement and the Closing until the date that is thirty (30) days after the twelve (12)-month anniversary of the Closing (together with the Fundamental Representations Survival Date, the Tax Survival Date, the Bulletin 7 Survival Date, the Pre-Closing Covenant Survival Date, the Post-Closing Covenant Survival Date and the Special Indemnity Survival Date, the “Survival Dates ” and each, a “Survival Date”). Notwithstanding anything herein to the contrary, Parent will not be liable with respect to any claim for indemnification pursuant to Section 10.1(a), and Purchaser will not be liable with respect to any claim for indemnification pursuant to Section 10.2(a), unless a Claim Notice is delivered to Purchaser or Parent, as the case may be, prior to the applicable Survival Date. The parties agree that so long as a Claim Notice is delivered on or prior to the Survival Date with respect to such claim, the matters with respect to which such Claim Notice is made shall continue to survive until such matter is finally resolved. It is the express intent of the parties that if the applicable survival period of an item as contemplated for claims for indemnification pursuant to this Article X is shorter or longer than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to claims for indemnification set forth in this Article X with respect to such item shall be reduced to the shortened or increased to the extended survival period contemplated thereby.
Section 10.4    Notice and Defense of Third-Party Claims.
(a)If a party seeks indemnification under this Article X with respect to any Action or other claim brought against it by a third party (a “Third-Party Claim”), such party (the “Indemnified Party”) shall promptly deliver a Claim Notice to the other party (the “Indemnifying Party”) after receiving written notice of such Third-Party Claim; provided that any failure to so notify or any delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its or his obligations hereunder except to the extent that the Indemnifying Party is materially and adversely prejudiced by such failure or delay. With respect to any Third-Party Claim which, if adversely determined, would entitle the Indemnified Party to indemnification pursuant to this Article X, the Indemnifying Party shall be entitled, at its sole cost and expense, (i) to participate in the defense of such Third-Party Claim giving rise to the Indemnified Party’s claim for indemnification or (ii) at its option (subject to the limitations set forth below), to assume control of such defense and appoint lead counsel reasonably acceptable to the Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall not have the right to assume control of such defense if the Third-Party Claim which the Indemnifying Party seeks to assume control

(I) seeks non-monetary relief, (II) involves criminal or quasi-criminal allegations, (III) involves a claim which, if adversely determined, would be reasonably expected to establish a precedent, custom or practice materially adverse to the continuing business interests or prospects of the Indemnified Party, (IV) involves claims made by Governmental Entities, (V) involves claims made by customers, suppliers, vendors and other business relationships that are material to the Transferred Entities, taken as a whole, (VI) seeks Losses in excess of any indemnification limitations or (VII) involves a claim that the Indemnifying Party failed or is failing to prosecute or defend in good faith (each of the foregoing, an “Exception Claim”). For purposes of this Agreement, a “Claim Notice” shall mean a written notice of a Third-Party Claim or any non-Third-Party Claim for which an Indemnified Party seeks indemnification under Article X and delivered to the Indemnifying Party describing the nature of the claim in reasonable detail, the amount thereof (if known and quantifiable, otherwise a good faith estimate thereof), and the basis for indemnification thereof under this Agreement.
(b)In the event that (i) the Indemnifying Party fails to elect to assume control of the defense of any Third-Party Claim in the manner set forth in Section 10.4(a) or such Third-Party Claim is or at any time becomes, an Exception Claim, the Indemnified Party may assume control of such defense and appoint lead counsel reasonably acceptable to the Indemnifying Party; provided, that the Indemnified Party keeps the Indemnifying Party reasonably informed of material developments with respect to the Third-Party Claim. The Indemnified Party shall not settle, adjust or compromise any such Third-Party Claim, or admit any liability or wrongdoing with respect to such Third-Party Claim, without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.
(c)If the Indemnifying Party is controlling the defense of any Third-Party Claim in accordance with Section 10.4(a), (i) the Indemnified Party shall nonetheless have the right to participate in the defense of such Third-Party Claim giving rise to the Indemnified Party’s claim for indemnification at the Indemnified Party’s sole cost and expense, (ii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to or cease to defend such Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be withheld, conditioned or delayed unreasonably); provided that the Indemnified Party shall have no obligation of any kind to consent to the entrance of any judgment or into any settlement unless such judgment or settlement (A) is for only money damages, the full amount of which (subject to, and not exceeding, the limitations to indemnification set forth in this Article X) shall be paid by the Indemnifying Party and (B) includes, as a condition thereof, an express, unconditional release of the Indemnified Party from any liability or obligation with respect to such Third-Party Claim.
(d)Irrespective of which party controls the defense of any Third-Party Claim, the other parties will, and will cause any Non-Party Affiliate to, cooperate with the controlling party in such defense and make available to the controlling party all witnesses, pertinent records, materials and information in such non-controlling party’s possession or under its control relating thereto as is reasonably required by the controlling party. The parties agree that all communications between any party and counsel responsible for or participating in the defense of any Third-Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work product privilege.
(e)This Section 10.4 shall not apply to any Tax Claims, which shall be governed by Section 8.9.

Section 10.5    Notice of Indemnified Party Claims. If an Indemnified Party seeks indemnification under this Article X with respect to any matter which does not involve a Third-Party Claim, the Indemnified Party shall deliver a Claim Notice to the Indemnifying Party promptly after discovering the liability, obligation or facts giving rise to such claim for indemnification; provided that any failure to so notify or any delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its or his obligations hereunder except to the extent that the Indemnifying Party is materially and adversely prejudiced by such failure or delay. If the Indemnifying Party has promptly (and in any event within thirty (30) days from its receipt of the Claim Notice) delivered a written indemnity dispute notice to the Indemnified Party, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute. If the Indemnifying Party and the Indemnified Party cannot resolve such dispute within thirty (30) days after delivery of the indemnity dispute notice, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction in accordance with the terms of this Agreement.
Section 10.6    Determination of Breach and Loss Amount.
(a)The right to indemnification and the payment of Losses of any Purchaser Indemnified Party or Parent Indemnified Party, as applicable, pursuant to this Article X, or the availability of any other remedies contemplated hereby or otherwise available to the Purchaser Indemnified Parties or Parent Indemnified Parties, as applicable, at law or in equity, based upon any representation, warranty, covenant, agreement or obligation of any Transferred Entity, Parent or any of its Affiliates, or of Purchaser or any of its respective Affiliates, as applicable, contained in or made pursuant to this Agreement will not be affected by any investigation made by or on behalf of, or any knowledge or information gained by or on behalf of, any Purchaser Indemnified Party or Parent Indemnified Party. Notwithstanding any provision of this Agreement to the contrary, all references in this Agreement to “material,” “material respects” and “Material Adverse Effect” (and similar materiality qualifications, but excluding qualifications as to “knowledge” or the use of any such word in a defined term) shall be disregarded for purposes of determining the amount of any Loss that is the subject of indemnification hereunder or whether there has been a breach or failure of a representation, warranty, covenant or agreement for which a Purchaser Indemnified Party or Parent Indemnified Party is entitled to indemnification under this Agreement; provided, however, that the foregoing clause shall not apply to the representations and warranties contained in Section 4.19 (Absence of Changes).
(b)In the event of the occurrence of any Losses for which indemnification is available under this Article X, the Indemnified Party shall mitigate any and all Losses for which such Indemnified Party seeks indemnification under this Agreement in accordance with Delaware Law. In the event that an Indemnified Party has been indemnified for any Loss from the Indemnifying Party and later recovers such Loss under insurance policies or indemnity, contribution or other similar agreements for any Losses then such Indemnified Party shall promptly deliver any such amounts (net of any deductible amounts and any reasonable and documented out-of-pocket costs and Taxes associated with obtaining such insurance proceeds (including any increases in premiums under any insurance policies where such increase resulted from any such insurance payments), indemnification, contribution or similar obligation of another Person) to the Indemnifying Parties up to the amount of indemnification paid to such Indemnified Party by the Indemnifying Parties.

Section 10.7    General Limitations.
(a)For the avoidance of doubt, no Indemnified Party shall have any right to indemnification under this Article X for any Loss to the extent that such Indemnified Party previously obtained indemnification under this Article X for such Loss, and in no event shall any party hereto be indemnified under different provisions of this Agreement for Losses that have already been paid or otherwise taken into account under this Agreement.
(b)All Losses under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement.
Article XI

TERMINATION
Section 11.1    Termination. This Agreement may be terminated at any time prior to the Closing Date:
(a)by mutual written consent of Parent and Purchaser;
(b)by either Parent or by Purchaser, if the Closing Date shall not have been consummated on or before January 30, 2025, subject to Section 12.11 (the “Outside Date”); provided, that the right to terminate this Agreement under this clause (b) shall not be available to any party to this Agreement whose breach or failure to perform in any material respect of any of its representations, warranties, covenants or other agreements contained in this Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or before such date;
(c)by either Parent or Purchaser, if any Law or Order permanently preventing, enjoining, making illegal or prohibiting consummation of the Transactions shall be in effect and shall have become final and non-appealable; provided, that the right to terminate this Agreement under this clause (c) shall not be available to any party to this Agreement if such party’s breach in any material respect of any of its representations, warranties, covenants or agreements contained in this Agreement has been the primary cause of, or has primarily resulted in, the imposition of such Law or Order;
(d)by Purchaser by notice to Parent, if Parent shall have breached or failed to perform in any respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, or any such representations or warranties have become inaccurate, and such breach, failure to perform or inaccuracy (i) would give rise to the failure of a condition set forth in Section 9.3(a) or Section 9.3(b), and (ii) (A) is incapable of being cured prior to the Outside Date or (B) if capable of being cured prior to the Outside Date, has not been cured prior to the date that is thirty (30) days from the date that Parent is notified in writing by Purchaser of such breach or failure to perform; or
(e)by Parent by notice to Purchaser, if Purchaser shall have breached or failed to perform in any respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, or any such representations or warranties have become inaccurate, and such breach, failure to perform or inaccuracy (i) would give rise to the failure of a condition set forth in Section 9.2(a) or Section 9.2(b), and (ii) (A) is incapable of being cured prior to the Outside Date or (B) if capable of being cured prior to the Outside Date, has not been cured prior to the date that is thirty (30) days from the date that Purchaser is notified in writing by Parent of such breach or failure to perform.
Section 11.2    Notice of Termination. In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 11.1, written notice of such termination shall be given by the terminating party to the other.
Section 11.3    Effect of Termination. In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 11.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any party to this Agreement pursuant hereto; provided, that termination of this Agreement shall not relieve any party hereto from Liability for damages in the event of Fraud, willful and intentional breach of this Agreement or willful and intentional failure to perform its obligations under this Agreement and the parties agree that the party that did not so breach, fail to perform or act with Fraud shall be entitled to seek to recover from the other party any and all damages available at Law or in equity incurred or suffered by such party as a result of such breach or act. Notwithstanding anything to the contrary contained herein, the provisions of Section 6.2 (Confidentiality), Section 6.7 (Public Announcements), this Section 11.3 and Article XII (General Provisions) shall survive any termination of this Agreement.
Article XII

GENERAL PROVISIONS
Section 12.1    Interpretation; Absence of Presumption.
(a)The parties hereto acknowledge that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Parent Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have a Seller Material Adverse Effect, Business Material Adverse Effect or Purchaser Material Adverse Effect, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Parent Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Parent Disclosure Schedule or Purchaser Disclosure Schedule is or is not material or would reasonably be expected to have a Seller Material Adverse Effect, Business Material Adverse Effect or Purchaser Material Adverse Effect for purposes of this Agreement.
(b)For the purposes of this Agreement: (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars, and any amounts that are denominated in a foreign currency shall be deemed to be converted into U.S. dollars at the applicable exchange rate in effect at 9:00 a.m., New York City time (as reported by Bloomberg L.P.) on the date for which such U.S. dollar amount is to be calculated; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreement shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” need not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) Parent and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreement and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreement shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreement; (x) references to any Law shall be deemed to refer to such Law as amended or supplemented through the date hereof and to any rules, Orders, directives, or regulations promulgated thereunder as amended through the date hereof (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any Law shall be deemed to refer to such Law and any rules, Orders, directives or regulations promulgated thereunder as amended or supplemented through such specific date); (xi) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xii) a reference to any Person includes such Person’s successors and permitted assigns; (xiii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xv) any document or item will be deemed “delivered”, “provided” or “made available” to Purchaser within the meaning of this Agreement if such document or item is (A) included in the electronic data room, (B) actually delivered or provided to Purchaser or any of Purchaser’s Representatives (including by email) or (C) made available upon request, including at Parent or the Transferred Entities’ offices and (xvi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Transferred Entities. Any reference in this Agreement to a specified date shall mean 9:00 a.m., New York City time on such date (unless another time is specified). In the event of any conflict or inconsistency between the terms of this Agreement and the Ancillary Agreement, this Agreement will control.
(c)For the avoidance of doubt, each representation and warranty shall have independent significance. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. If any party has breached any representation, warranty, covenant or agreement contained in this Agreement in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which such party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty, covenant or agreement.
Section 12.2    Headings; Definitions. The Section and Article headings contained in this Agreement and the Ancillary Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the Ancillary Agreement.

Section 12.3    Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.
(a)This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware state court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the Transactions in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the Transactions brought in any such court has been brought in an inconvenient forum, and (v) agrees that it will not bring any Action relating to this Agreement or the Transactions in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware state court sitting in New Castle County. Each party hereto agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 12.7.
(b)EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENT, THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR THE ANCILLARY AGREEMENT, THE CONFIDENTIALITY AGREEMENT OR RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 12.3. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 12.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
Section 12.4    Entire Agreement. This Agreement, together with the Ancillary Agreement and the Exhibits and Schedules hereto and thereto, and the Confidentiality

Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.
Section 12.5    No Third-Party Beneficiaries. Except for Section 6.10(b) and Section 12.14, which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Ancillary Agreement and the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and permitted assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.
Section 12.6    Expenses. Except as otherwise expressly set forth in this Agreement, whether the Transactions are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses; provided, that Parent and Purchaser shall each be responsible for 50% of all Transfer Taxes pursuant to Section 8.10.
Section 12.7    Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been given (i) when delivered personally by hand (with written confirmation of receipt and accompanied by email in accordance with clause (ii) of this Section 12.7), (ii) when sent by email (with email confirmation of receipt) or (iii) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt and accompanied by email in accordance with clause (ii) of this Section 12.7), in each case at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this Section 12.7):
(a)If to Parent or to any Seller:
c/o Carlisle Companies Incorporated
16340 N. Scottsdale Road, Suite 400
Scottsdale, AZ 85254
Attention: Scott C. Selbach; Sean P. Ducharme
Email:    sselbach@carlisle.com; sducharme@carlisle.com
with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention: Eric L. Schiele, P.C.; Maggie D. Flores, P.C.
Email: eric.schiele@kirkland.com; maggie.flores@kirkland.com
(b)If to Purchaser:
Amphenol Corporation
358 Hall Avenue
Wallingford, CT 06492
Attention: Lance E. D’Amico; David Cohen
Email: ldamico@amphenol.com; dcohen@amphenol.com

with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10022
Attention: Robert M. Katz; Charles K. Ruck
E-mail: robert.katz@lw.com; charles.ruck@lw.com
Section 12.8    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided, that no party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement, except that Purchaser may transfer or assign its rights, interests or obligations under this Agreement, in whole or from time to time in part, to one or more of its direct or indirect wholly owned Subsidiaries, but any such transfer or assignment will not relieve Purchaser of any of its obligations hereunder.
Section 12.9    Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. At any time prior to the Closing Date, either Parent, on the one hand, or Purchaser, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party hereto contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
Section 12.10    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
Section 12.11    Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the parties hereto agrees that it will not oppose, and irrevocably waives its right to object to, the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party hereto seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such Order or injunction. If, prior to the Outside Date, any party hereto brings any Action in accordance with Section 12.3 to enforce specifically the performance of the terms and provisions hereof by the other party hereto, the Outside Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) Business Days or (ii) such other time period established by the court presiding over such action.
Section 12.12    No Admission. Nothing herein shall be deemed an admission by Purchaser, Parent or any of their respective Affiliates, in any Action or Action by or on behalf of a third party, that Purchaser, Parent or any of their respective Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.
Section 12.13    Legal Representation. Purchaser (on behalf of itself and on behalf of the Transferred Entities following the Closing Date) hereby agrees, on its own behalf and on behalf of its directors, members, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that Kirkland & Ellis LLP (“K&E”) (or any successor) may represent Parent or any director, member, partner, officer, employee or Affiliate of the Parent Group, in each case, in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, the Ancillary Agreement or the Transactions notwithstanding its representation (or any continued representation) of Parent, the Sellers and/or the Transferred Entities, and Purchaser, on behalf of itself and the Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any actual or potential conflict of interest or any objection arising therefrom or relating thereto. Purchaser acknowledges that the foregoing provision applies whether or not K&E provides legal services to the Transferred Entities after the Closing Date. Purchaser, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between the Transferred Entities and/or any member of the Parent Group and their counsel, including K&E, made prior to the Closing to the extent related to the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, the Ancillary Agreement or the consummation of the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Transferred Entities (after the Closing) notwithstanding the Transactions, and instead remain with and are controlled by Parent (the “Privileged Communications”); provided, that nothing contained herein shall be deemed to be a waiver by Purchaser or any of its Affiliates (including, after the Closing, the Transferred Entities) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party. Purchaser and the Transferred Entities, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Privileged Communications, whether located in the records or email server of the Transferred Entities, or otherwise, in any action against or involving any of the parties after the Closing; and Purchaser and the Transferred Entities agree not to assert that the privilege has been waived as to the Privileged Communication that may be located in the records or email server of the Transferred Entities. Each party hereby agrees, on its own behalf and on behalf of its Affiliates and each of their respective directors, equityholders, officers, employees and Representatives, that, except as otherwise set forth above relating to the Privileged Communications, all other confidential and privileged information relating to the Business or the Transferred Entities belong to Purchaser and, following the Closing, Purchaser shall have full rights with respect thereto.
Section 12.14    No Recourse Against Non-Parties. (a) All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the Ancillary Agreement, or the negotiation, execution or performance of this Agreement or the Ancillary Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement or the Ancillary Agreement), may be made only against (and subject to the terms and conditions thereof) the entities that are expressly identified as parties hereto and thereto and (b) no Person who is not a named party to this Agreement or the Ancillary Agreement, including any past, present or future director, officer, employee, incorporator, member, manager, partner, equityholder, Affiliate, agent, attorney or Representative of any named party to this Agreement or the Ancillary Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or the Ancillary Agreement or for any claim based on, in respect of, or by reason of this Agreement or the Ancillary Agreement or its negotiation or execution, and each party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third-party beneficiaries of this provision of this Agreement.
Section 12.15    Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.
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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the date first above written.
CARLISLE COMPANIES INCORPORATED

By:    /s/ Kevin P. Zdimal
Name:    Kevin P. Zdimal
Title:    Vice President & Chief Financial Officer

AMPHENOL CORPORATION

By:    s/ Lance E. D’Amico
Name:    Lance E. D’Amico
Title:    Senior Vice President, Secretary and General Counsel

[Signature Page to Stock Purchase Agreement]